Message from our Chairman

OceanFirst Financial Corp.
110 West Front Street
Red Bank, New Jersey 07701
1.888.623.2633

Christopher D. Maher
Chairman, President and Chief Executive Officer

April 27, 2026

"We encourage you to carefully review the enclosed. It is important that you vote your shares… to ensure your stock is represented even if you plan to attend the meeting virtually."

Dear Fellow Stockholder,

On behalf of your Board of Directors, it is my pleasure to invite you to our upcoming Annual Meeting of Stockholders (the "Annual Meeting"). We, also, thank you for your overwhelming approval of our plans to acquire Flushing Financial Corporation ("FFIC"), and participation in the corresponding Special Stockholder Meeting held just a few weeks ago. While we continue to pursue the remaining regulatory approvals and customary closing conditions related to the FFIC acquisition, our Board and leadership remain focused on the day-to-day operations of your Company, including hosting an Annual Stockholder meeting and providing the related materials for your review.

The Annual Meeting is scheduled to be held virtually on Wednesday, May 27th at 8:00 a.m. Eastern Time. Instructions for accessing the live broadcast of the Annual Meeting, as well as voting your shares, are described on your enclosed proxy card. Please remember you will need the information printed on the proxy card if you wish to attend and submit questions during the virtual meeting.

We encourage you to carefully review the enclosed Proxy Statement, Letter to Stockholders, and Form 10-K. It is important to vote your shares, preferably prior to the Annual Meeting, to ensure your stock is represented even if you are planning to attend the meeting virtually. For your convenience, there are multiple options for voting your shares, including telephone or online. In addition, you may mail the proxy card using the envelope provided, however, please allow sufficient time for the proxy card to be received prior to the deadline.

Along with the formal business of the Annual Meeting, management will discuss the Company's 2025 accomplishments. The Board of Directors will be participating, and representatives from the Company's independent accounting firm will be available during the question-and-answer time. We encourage you to attend the meeting virtually or visit the Investor Relations page of oceanfirst.com to view the replay at your convenience.

As we approach the 30th anniversary of the Company's initial public offering this July, we appreciate your continued investment and support of OceanFirst.

Sincerely,



Wednesday, May 27, 2026

8:00 a.m. Eastern Time

Virtually at
www.virtualshareholdermeeting.com/OCFC2026

NOTICE

of 2026 Annual Meeting of Stockholders

RECORD DATE

In order to vote, you must have been a stockholder at the close of business on April 2, 2026.

PROXY VOTING

It is important that your shares be represented and voted at the meeting. You can vote your shares by completing and returning the enclosed proxy card, or by voting via the internet or by telephone by following the voting instructions printed on your proxy card. You can revoke a proxy at any time prior to its exercise at the meeting by following the instructions in the proxy statement.

ITEMS OF BUSINESS

1. The election of 13 directors of the Company;
2. An advisory vote on executive compensation as disclosed in these materials;
3. The approval of the OceanFirst Financial Corp. 2026 Stock Incentive Plan;
4. The ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026; and
5. Such other matters as may properly come before the Annual Meeting or any adjournments thereof. The Board of Directors is not aware of any other business to come before the Annual Meeting.

By order of the Board of Directors,

Steven J. Tsimbinos

Steven J. Tsimbinos
Corporate Secretary

REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF FOUR WAYS:

Please refer to the enclosed proxy materials or the information forwarded by your bank, broker, or other holder of record to see which voting methods are available to you.



BY INTERNET
Visit the website listed on your proxy card



BY TELEPHONE
Call the telephone number on your proxy card



BY MAIL
Sign, date and return your proxy card in the enclosed envelope



VIRTUALLY
Follow the instructions on your proxy card to vote at the virtual meeting

Table of Contents

Proxy Summary

Proposals to be Voted on

Proposal	Board Recommendation	Page Reference
Proposal 1 – Election of Directors	The Board of Directors recommends a vote **"FOR"** each of the nominees for director.	14
Proposal 2 – Advisory Vote on Executive Compensation	The Board of Directors recommends a vote **"FOR"** the approval, on an advisory basis, of the compensation of the Company's named executive officers as disclosed in these materials.	64
Proposal 3 – Approval of the OceanFirst Financial Corp. 2026 Stock Incentive Plan	The Board of Directors recommends a vote **"FOR"** the approval of the OceanFirst Financial Corp. 2026 Stock Incentive Plan.	65
Proposal 4 – Ratification of the independent registered public accounting firm	The Board of Directors recommends a vote **"FOR"** the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm.	73

Nominees for Director

Name	Age	Director Since	Independent	Committees
John F. Barros	52	2023	✓	Finance and Risk
Anthony R. Coscia	66	2018	✓	Leadership (Chair)
Jack M. Farris	67	2015	✓	Compensation (Chair), Information Technology, and Risk
Robert C. Garrett	68	2023	✓	Audit
Kimberly M. Guadagno	66	2018	✓	Compensation
Nicos Katsoulis	66	2019	✓	Audit and Risk (Chair)
Joseph J. Lebel III	63	2022		None
Christopher D. Maher	59	2014		None
Joseph M. Murphy, Jr.	67	2020	✓	Finance (Chair) and Information Technology
Steven M. Scopellite	60	2019	✓	Information Technology (Chair) and Leadership
Grace C. Torres	66	2018	✓	Audit (Chair), Compensation, and Leadership
Patricia L. Turner	57	2020	✓	Compensation and Finance
Dalila Wilson-Scott	52	2023	✓	Compensation and Finance

Corporate Governance and Strategic Highlights

✓ Comprehensive annual self-assessment of Board, Committee, and director performance by the Leadership Committee	✓ Announced Merger Agreement with Flushing Financial Corporation and Strategic Investment from Warburg Pincus
✓ Outsourced Residential Lending Originations	✓ Dissolution of the Board-level Compliance Committee
✓ Commercial and Consumer Bank Reorganizations	✓ Demonstrating the Bank's commitment and support to its communities through the fourth annual CommUNITYFirst Day
✓ Provided stockholder value with the 116th consecutive quarterly common stock dividend payment in 2026	

Executive Compensation Overview

- Base salaries for Named Executive Officers, with the exception of CFO Patrick Barrett, increased by an average of 3.2%
- Expansion of Non-Interest Expense metrics for Cash Incentive Plan, emphasizing the importance of expense management for the Company's performance
- Continued strong stockholder support of compensation program

Corporate Governance

The Company periodically reviews its corporate governance policies and procedures to ensure that the Company meets the highest standards of ethical conduct, reports results with accuracy and transparency, and maintains full compliance with the laws, rules and regulations that govern the Company's operations. As part of this periodic corporate governance review, the Board of Directors reviews and adopts best corporate governance policies and practices for the Company.

Corporate Governance and Strategic Highlights

The Company has taken several actions to improve its internal governance and strategic outlook since last year's Annual Meeting of Stockholders. These actions include:

Self-Assessment	The Leadership Committee, with the assistance of an independent consultant, performed a comprehensive assessment of the performance of the Board and its committees. In addition to this assessment, the Company's General Counsel met individually with each director during 2025 to provide opportunities for direct feedback regarding topics such as Board composition, director training, and best practices. Governance actions from previous Board self-assessments include the adoption of a skills matrix and the elimination of age and geographic restrictions for directors.
Merger Agreement with Flushing Financial Corporation	On December 29, 2025, the Company announced that it had entered into a definitive merger agreement with Flushing Financial Corporation ("Flushing"), under which Flushing Bank would merge into OceanFirst Bank, N.A. (the "Bank'). The Company also announced it had entered into an investment agreement with Warburg Pincus LLC to invest $225 million for newly-issued equity securities subject to the closing of the merger. This merger, which is anticipated to close in the second quarter of 2026, is expected to enhance the Bank's presence in the New York and Long Island markets and positively impact profitability and performance. Following this announcement, Moody's Ratings re-affirmed their Deposit Ratings of A3/Prime-2 and Issuer Rating of Baa3 for the Bank and the Company, respectively.
Outsourcing of Residential Lending Originations	In September 2025, the Bank made the strategic decision to transition its loan origination business model to Embrace Home Loans, which has been providing home loans for over 40 years. This approach is expected to allow the Bank to focus on commercial loan growth while still being able to provide its customers with access to quality home loan options.
Commercial Lending and Consumer Bank Reorganizations	On October 1, 2025, the Bank reorganized its Commercial Bank leadership to designate Chief Credit and Chief Banking Officers for both C&I and CRE lending, in order to expand its commercial lending opportunities while ensuring its credit management remains disciplined and consistent. The Bank also appointed Stephen Adamo, the Bank's previous President of Residential and Consumer Lending, as President of Consumer Banking. In this role, Mr. Adamo oversees the Bank's retail business, digital branch strategy, and consumer lending partnerships.
Dissolution of the Board Compliance Committee	In 2025, following the Bank's significant improvements in compliance management, including receiving an "Outstanding" rating for its most recent Community Reinvestment Act evaluation and the successful execution of Department of Justice Consent Order requirements, the Bank dissolved its Board-level Compliance Committee. The Board-level Risk Committee maintains oversight of compliance activities at the Bank.
Common and Preferred Dividend Payments	In February 2026, the Company paid its 116th consecutive quarterly cash dividend to common stockholders. The Company also paid $2.0 million in perpetual preferred stock dividends during 2025 before these shares were redeemed in the second quarter of 2025.
CommUNITYFirst Day	Following its success the past three years, the Bank held its fourth annual CommUNITYFirst Day on September 25, 2025. All Bank locations closed early, allowing over 700 employees to spend the day helping more than 23 non-profit organizations in five states, with a focus on those organizations that provide housing, improve health and wellness, alleviate food insecurity, and promote arts and culture.

Corporate Governance Policies and Procedures

The Company maintains a Corporate Governance Policy to govern certain activities, including:

(1) the duties and responsibilities of the Board of Directors and each director;

(2) the composition and operation of the Board of Directors;

(3) the establishment and operation of Board committees;

(4) convening executive sessions of independent directors;

(5) succession planning;

(6) the Board of Directors' interaction with management; and

(7) the evaluation of the performance of the Board of Directors, its committees, and of the CEO.

In accordance with the Corporate Governance Policy, at least a majority of the directors on the Board must be "independent directors" as defined in the listing requirements of the Nasdaq Stock Market ("Nasdaq").

Board Leadership Structure

The Board is led by the Chairman of the Board, Christopher D. Maher, who also serves as President of the Company and CEO of the Company and the Bank. Mr. Maher served as the President of the Bank until 2021, at which time he was succeeded by Mr. Lebel. The Board believes that combining the Chairman and CEO positions, together with the appointment of an independent lead director (the "Lead Director"), is the appropriate Board leadership structure for the Company at this time. The Company has historically been led by a combined Chairman and CEO, and the Board believes that the CEO is most knowledgeable about our business and corporate strategy and is in the best position to lead the Board of Directors, especially in relation to its oversight of corporate strategy and execution. In addition, having a combined Chairman and CEO provides an alignment of corporate strategy and vision. To assure effective independent oversight, the Board has adopted a number of governance practices, including:

- the establishment of the Lead Director;
- executive sessions of the independent directors at every regularly scheduled Board meeting, during which the independent directors may discuss the performance of the CEO/Chairman, management succession planning, and other appropriate matters;
- the independence of 11 of 13 of the Board members;
- the Company's General Counsel reports directly to the Board;

- stock ownership guidelines for directors and those executive officers named in the Summary Compensation Table herein (the "NEOs");
- an annual performance evaluation of the CEO by the Compensation Committee; and
- the Company's Board Audit, Compensation, Finance, Leadership, Information Technology, and Risk Committees are composed entirely of independent members.

The Company's Corporate Governance Policy provides that the Chair of the Leadership Committee, currently Anthony R. Coscia, will also serve as the Lead Director. The Corporate Governance Policy provides that the duties of the Lead Director include assisting the Board in assuring compliance with and implementation of the Company's Corporate Governance Policy, coordinating the agenda for and moderating sessions of the Board's independent directors, and acting as principal liaison on certain issues between the independent and inside directors, including the Chairman of the Board, as applicable.

While the Board believes that the current leadership structure is best suited for the Company, it recognizes that other leadership models in the future might be appropriate, depending on the circumstances. Accordingly, the Board periodically reviews its leadership structure.

Board Role in the Oversight of Risk/Risk Committee

Under the Company's Corporate Governance Policy, the business and affairs of the Company are managed by the officers under the direction and oversight of the Board. The Board is charged with providing oversight of the Company's risk management function (framework and processes) and the Joint Risk Committee of the Boards of the Company and the Bank (the "Risk Committee") has been delegated primary responsibility for overseeing the risk management function. In addition, the Compensation Committee and the Company and Bank's senior management are tasked with oversight of the Company's compensation processes to ensure they do not encourage taking unnecessary and excessive risks that would threaten the value of the Company. The duties of each of the Risk Committee, the Compensation Committee, and senior management with respect to such oversight are summarized below.

Board of Directors
The Board is charged with providing oversight of the Company's risk management function.

Risk Committee	**Compensation Committee**
- Its primary responsibility is overseeing the risk management and compliance functions at the Company on behalf of the Board. - Meets at least quarterly with executive management and the Chief Risk Officer (the "CRO") and receives comprehensive reports and dashboards on enterprise risk management, including management's assessment of risk exposures (including risks related to liquidity, credit, operations, interest rates, compliance, reputation and strategic, among others), and the processes in place to monitor and control such exposures. - The Risk Committee may receive updates between meetings, as may be necessary, from the CRO, the CEO, the Chief Financial Officer (the "CFO") and other members of management relating to risk oversight matters. - Provides a report to the full Board at least quarterly. - In addition, each quarter, the Audit Committee discusses with management and the independent registered public accountant their review of the Company's financial statements and significant findings based upon the independent registered public accounting firm's review, and any material issues are relayed to the Risk Committee. - Representatives from Internal Audit and Risk Management attend Risk and Audit Committee meetings.	- At least annually, the Compensation Committee reviews the CRO's assessment of the Company's compensation plans for all employees, including the CEO and other NEOs, to ensure that these plans do not encourage taking unnecessary and excessive risks that would threaten the value of the Company. - The Compensation Committee from time to time may enact metrics under the Cash Incentive Plan to encourage risk mitigation and safe and sound banking.

Senior Management
The CRO performs a quarterly risk assessment of the Bank's products, services, operations, and regulatory requirements to determine the overall risk to the Bank and reports compliance with the approved Statement of Risk Appetite to the Risk Committee.
The Enterprise Risk Management Committee evaluates and monitors the Bank's risk profile to ensure that the Bank's risk management practices appropriately identify, measure, monitor, and control existing and emerging risks with the approved Statement of Risk Appetite and comply with regulatory guidelines. This Committee is composed of several senior officers, including the President and COO, the CFO, the Chief Administrative Officer, the General Counsel, the Chief Credit C&I Officer, the Chief Credit CRE Officer, the Treasurer, the Chief Information Officer, the Chief Information Security Officer, and the Chief of Banking Officer, and is chaired by the CRO. The minutes of this Committee are provided to the Risk Committee.

Committees of the Board of Directors

The Board of Directors of the Company maintains the Audit Committee, the Compensation Committee, the Leadership Committee, the Risk Committee, the Finance Committee, and the Information Technology Committee. The following is a description of each of the Company's Board committees and their current composition. Each of these committees acts under a written Charter adopted by the Board of Directors and is available on the Company's website (www.oceanfirst.com). Each committee reviews and reassesses the adequacy of its Charter on an annual basis.

Audit Committee	**Meetings during 2025: 8**
Grace C. Torres* (Chair) Robert C. Garrett Nicos Katsoulis	The Audit Committee meets periodically with the independent registered public accounting firm and management to review accounting, auditing, internal control structure, and financial reporting matters. The Audit Committee also selects the independent registered public accounting firm and reviews, with the Director of Internal Audit and the independent public accounting firm, the overall scope and plans for the respective audits. Each member of the Audit Committee is "independent" in accordance with Nasdaq listing standards and the heightened independence standards applicable to audit committees. The Board of Directors has a separately-designated standing Audit Committee for the Company and Bank established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). See "Proposal 4 – *Ratification of Independent Registered Public Accounting Firm — Report of Audit Committee*."

*   "Audit committee financial expert" under the Rules of the Securities and Exchange Commission (the "SEC" or the "Commission").

Compensation Committee	**Meetings during 2025: 4**
Jack M. Farris (Chair) Kimberly M. Guadagno Grace C. Torres Patricia L. Turner Dalila Wilson-Scott	The Compensation Committee of the Company and the Bank, formerly named the Human Resources/ Compensation Committee, meets to establish the compensation for the executive officers and to review the Company's incentive compensation program. The Compensation Committee is also responsible for establishing certain guidelines for compensation and benefit programs for other salaried officers and employees of the Company and the Bank. Each member of the Compensation Committee is independent in accordance with Nasdaq listing standards. See *"Executive Compensation — Compensation Committee Report on Executive Compensation."*

Leadership Committee	**Meetings during 2025: 12**
Anthony R. Coscia (Chair) Steven Scopellite Grace C. Torres	The Leadership Committee of the Company and the Bank, formerly named the Corporate Governance/ Nominating Committee, takes a leadership role in shaping governance policies and practices, including reviewing and monitoring compliance with the Company's Corporate Governance Policy. In addition, the Leadership Committee serves as the Company's nominating committee and is responsible for identifying individuals qualified to become Board members and recommending to the Board the director nominees for election at the next Annual Meeting of Stockholders. The Committee also recommends to the Board director candidates for each committee for appointment by the Board and provides oversight of the Company's Environmental, Social, and Corporate Governance ("ESG") program and functions. The Chair of the Leadership Committee functions as Lead Director. Each member of the Leadership Committee is independent in accordance with Nasdaq listing standards. The procedures of the Leadership Committee required to be disclosed by the Commission rules are included in this proxy statement. See *"Election of Directors — Criteria for Director Nominees."*

Risk Committee   Meetings during 2025: 4

Nicos Katsoulis (Chair) John F. Barros Jack M. Farris	The Risk Committee of the Company and the Bank assists the Board in enterprise risk management functions. The Chair and at least one other director will be independent in accordance with Nasdaq listing standards. Currently, all members of the Risk Committee are independent. See *"Board Role in the Oversight of Risk/Risk Committee."*

Finance Committee   Meetings during 2025: 6

Joseph M. Murphy (Chair) John F. Barros Patricia L. Turner Dalila Wilson-Scott	The Finance Committee of the Company and the Bank assists the Board in overseeing the financial management of the Company and developing the Company's strategic and annual business plan and budget. The Chair and at least one other director of the Finance Committee will be independent in accordance with Nasdaq listing standards. Currently, all members of the Finance Committee are independent.

Information Technology Committee   Meetings during 2025: 4

Steven M. Scopellite (Chair) Jack M. Farris Joseph M. Murphy	The Information Technology Committee of the Company and the Bank provides oversight of the execution of the Company's technology strategies and cybersecurity program, including Artificial Intelligence ("AI") initiatives, and reviews the Company's technology-related risk management activities. The Chair and at least one other director of the Information Technology Committee will be independent in accordance with Nasdaq listing standards, and the Committee will include at least one individual having significant experience and knowledge regarding information technology matters with a financial institution of at least similar size and complexity of the Company. Currently, all members of the Information Technology Committee are independent.

Code of Ethics and Standards of Personal Conduct

The Company and Bank have a Code of Ethics and Standards of Personal Conduct to ensure that all directors, executive officers, and employees of the Company and the Bank meet the highest standards of ethical conduct. The Code of Ethics and Standards of Personal Conduct requires that all directors, executive officers, and employees avoid conflicts of interest, protect confidential information and customer privacy, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company's best interest. Under the terms of the Code of Ethics and Standards of Personal Conduct, all directors, executive officers, and employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code.

To encourage compliance with the Code of Ethics and Standards of Personal Conduct, the Company and the Bank maintain procedures to receive, retain, and consider complaints received regarding accounting, internal accounting controls or auditing matters. These procedures ensure that individuals may submit concerns regarding questionable accounting or auditing matters in a confidential and anonymous manner. The Code of Ethics and Standards of Personal Conduct also prohibits the Company from retaliating against any director, executive officer, or employee who reports actual or apparent violations of the Code.

The Company also has a Code of Ethics for Senior Officers, which applies to the CEO, CFO, and the Chief Accounting Officer. This Code of Ethics requires that these officers act with honesty and integrity, avoid actual and apparent conflicts between their personal interests and those of the Company, comply with applicable federal, state, and local laws, and promptly report suspected violations to the Chair of the Audit Committee or outside counsel.

The Code of Ethics and Standards of Personal Conduct and the Code of Ethics for Senior Officers are available in the Investor Relations section of the Company's website (www.oceanfirst.com). Amendments to and waivers from the Code of Ethics and Standards of Personal Conduct and the Code of Ethics for Senior Officers will be disclosed on our website as required by applicable law, regulations, or listing standards.

Environmental, Social, and Corporate Governance

The Company recognizes the importance of conducting its business in a manner that both benefits its stockholders and contributes to the well-being of its customers, employees, and the communities it serves. As part of its efforts to achieve this goal, the Company strives to integrate ESG within all of its activities. Feedback received by the Company indicates that ESG is an important topic for stockholders, employees, and the customers and communities served by the Company. Management and the Board considers the role of ESG when making decisions that affect the Company, understanding that the successful integration of ESG into the Company's business activities benefits both the stockholders and the Company.

The Bank addresses ESG matters throughout the institution through its ESG Committee, which is chaired by the Director of Corporate Communications and Marketing and consists of representatives from various Bank departments, including the Chief Administrative Officer as its executive sponsor. The ESG Committee meets regularly to discuss ESG initiatives, establish ESG goals for the Bank and the Company, and monitor Bank policies, procedures, and actions in furtherance of these goals. As part of these efforts, the Bank issued its second ESG Report in May 2024. This report, which is available on the Investor Relations section of the Bank's website (www.oceanfirst.com), details the Bank's actions and activities to integrate the Bank's ESG goals with its business practices and better serve its communities.

The examples below highlight the Company's ESG efforts and plans for future action:

Environmental

- Completed HVAC upgrades across retail branches and planned HVAC and lighting upgrades at its Red Bank Administrative location
- Replaced diesel generators and improved Business Management System controls at its Tom Rivers location
- Planned implementation of additional EV charging stations

- Promoted sustainability through reusable tote bags and seed packet giveaways at CommUNITYFirst activities
- Less than 1% of the Bank's commercial loan portfolio is to environmentally high-risk industries
- Expanding the use of federal, state, and local energy rebate programs

Social

- At the fourth annual CommUNITYFirst Day, more than 700 Bank employees volunteered at non-profit organizations in five states throughout the Bank's footprint, including the Food Bank of South Jersey, Meals on Wheels of Ocean County, Northern Ocean Habitat for Humanity, and Housing Families, Inc.
- Bank leadership, including CEO Christopher Maher, continued their community walkabouts throughout the Bank's footprint, visiting non-profits and community organizations and providing opportunities for direct interaction with Bank management

- Majority of loans and projects financed by Spring Garden Lending, the Bank's wholly-owned subsidiary, are to women or persons of color and are in Low-to-Moderate Income areas
- Strengthen collaboration with business bankers and branch managers to focus on small businesses in the Bank's market area
- The Bank's Director of Community Lending and CRA officers provided over 975 hours of Financial Literacy and Homebuyer Education

- Improved Net Promotor Scores, which reflect the Bank's positive reputation among customers
- Delivered $500,000 in FHLBNY Homebuyer Dream Program forgivable grants
- Future expansion of the Bank's branch network into the New York and Long Island markets through its new Melville branch and the Flushing merger
- Continued focus on products and programs for unbanked and underbanked communities, including no-cost retail checking accounts

- The Company's investment program largely follows ESG principals, including affordable mortgage loans, healthcare, and infrastructure improvement, while avoiding companies and securities related to predatory lending, alcohol, tobacco, and weapons
- The OceanFirst Foundation, founded in 1996, has granted over $51 million to more than 1,000 non-profits and schools throughout the Bank's footprint. In addition, charitable donations by Bank employees are also eligible for an aggregate annual $50,0000 matching gift program administered by the Foundation.

Corporate Governance

- Director training sessions and focused topic discussion at Board meetings, including such topics as Fair Lending, Digital Assets and the Genius Act, AI, and quantum computing
- Strategic management metrics, such as regulatory compliance, internal controls, and customer and employee satisfaction, included as measurable components of the Bank's Cash Incentive Program

- Bifurcated Codes of Ethics for senior officers and for all Bank employees. The Codes of Ethics can be viewed on the Company's Investor Relations section of its website (www.oceanfirst.com)

Stockholder Communications

The Company believes that regular communication with its stockholders is the best way to gauge stockholder sentiment and feedback as well as for management to convey its opinions on the Company's position in the marketplace and strategic goals. Executive management utilizes a variety of avenues for stockholder communication, which in 2025 included:

- Participation in various investor conferences, industry forums, and investor roundtables. During 2025, Company management attended 12 such events.

- Meetings and discussions with current and prospective stockholders. During 2025, management held over 100 meetings with more than 75 different institutional investment funds.
- Company management responded to and initiated direct outreach to stockholders.
- The Company also utilized media outlets, such as appearances on broadcast television and articles in local and regional publications.

Meetings of the Board of Directors

The Board of Directors of the Company and the Bank conduct business through meetings and the activities of the Boards and their committees. Board member attendance and performance are among the criteria considered for re-nomination to the Board of Directors. During the fiscal year ended December 31, 2025, the Company's Board of Directors held 11 meetings. All of the Directors of the Company attended at least 75% of the Board meetings and the meetings of committees held on which such Directors served during the fiscal year ended December 31, 2025.

Stockholder-Recommended Director Nominations

General

It is the policy of the Company's Leadership Committee to consider director candidates recommended by stockholders who appear to be qualified to serve on the Company's Board of Directors. The Leadership Committee may choose not to consider an unsolicited recommendation if no vacancy exists on the Board of Directors and the Leadership Committee does not perceive a need to increase the size of the Board of Directors. In order to avoid the unnecessary use of the Leadership Committee's resources, the Leadership Committee will consider only those director candidates recommended in accordance with the procedures set forth below.

Procedures to be Followed by Stockholders

To submit a recommendation of a director candidate to the Leadership Committee, a stockholder should submit the following information in writing, addressed to the Chair of the Leadership Committee, care of the Corporate Secretary, at the main office of the Company:

(1) The name of the person recommended as a director candidate;

(2) All information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act;

(3) The written consent of the person being recommended as a director candidate to being named in the proxy statement as a nominee and to serving as a director if elected;

(4) As to the stockholder making the recommendation, the name and address, as they appear on the Company's books, of such stockholder; provided, however, that if the stockholder is not a registered holder of the Company's common stock, the stockholder should submit his or her name and address along with a current written statement from the broker holding the securities that reflects ownership of the Company's common stock; and

(5) A statement disclosing whether such stockholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

In order for a director candidate to be considered for nomination at the Company's Annual Meeting of stockholders, the recommendation must be received by the Leadership Committee at least 120 calendar days prior to the date the Company's proxy statement was released to stockholders in connection with the previous year's Annual Meeting, advanced by one year.

Proposal 1
Election of Directors

The Company's Board of Directors currently consists of 13 directors. All directors are elected to serve a one-year term expiring at the following Annual Meeting of Stockholders. Each of the members of the Board also serves as a director for the Bank. The experience and qualifications of each director are set forth under "*Nominees for Director*."

Board Independence

The Company believes that a Board composed primarily of independent directors is best suited to provide effective oversight and governance of the Company. As such, independent directors comprise the significant majority of Board members. However, the Board also includes two non-independent directors for whom the Company believes that their value to the Board outweighs any concerns regarding their independence. These non-independent directors are:

- Christopher Maher, whose role as combined Chairman and CEO was previously described in the *Board Leadership Structure section*.

- Joseph J. Lebel III, Senior Executive Vice President and COO of the Company and President and COO of the Bank. The Company believes that Mr. Lebel's extensive commercial leadership experience and knowledge of the Bank's markets provides significant value to the Board.

It is intended that the proxies solicited by the Board of Directors will be voted for the election of the nominees set forth in "Nominees for Director." If any nominee is unable to serve, the persons named in the proxy card will vote your shares and approve the election of any substitute nominee proposed by the Board of Directors. Alternatively, the Board of Directors may adopt a resolution to reduce the size of the Board. At this time, the Board of Directors knows of no reason why any nominee might be unable to serve.

Criteria for Director Nominees

The Leadership Committee has adopted a set of criteria that it considers when it selects individuals to be nominated for election to the Board of Directors. The same criteria are used for persons nominated by the Committee or by a stockholder. A candidate must meet any qualification requirements set forth in the Company's bylaws or any Board or committee governing documents.

The Leadership Committee will consider the following criteria in selecting nominees:

- financial, regulatory and business experience;
- familiarity with and participation in the communities served by the Company;
- integrity, honesty and reputation;
- dedication to the Company and its stockholders;
- independence; and
- any other factors the Leadership Committee deems relevant, including experience, demographic characteristics, size of the Board of Directors, and regulatory disclosure obligations.

The Leadership Committee may weigh the foregoing criteria differently in different situations, depending on the composition of the Board of Directors at the time, and to fill a need if a director is expected to retire in the near future. While no single nominee may possess all of the skills needed to be a director, the Committee seeks to maintain a range of skills among the Board members necessary for the optimal functioning of the Board in its oversight of the Company. The Committee will strive to maintain at least one director who meets the definition of "audit committee financial expert" under the Commission's regulations.

In addition, prior to nominating an existing director for re-election to the Board of Directors, the Leadership Committee will consider and review an existing director's Board performance and attendance at Board and Committee meetings and other Company functions; length of Board service; experience, skills and contributions that the existing director brings to the Board; and independence.

Board Refreshment; Process for Identifying and Evaluating Nominees

The Board continually seeks to refresh and improve its composition and has added new directors both as a result of the acquisition of other banks, as well as through searches. Pursuant to the Leadership Committee Charter as approved by the Board, the Leadership Committee is charged with the central role in the process relating to director nominations, including identifying, interviewing and selecting individuals who may be nominated for election to the Board of Directors. The process the committee follows when it identifies and evaluates individuals to be nominated for election to the Board of Directors is as follows:

Identification

For purposes of identifying nominees for the Board of Directors, the Leadership Committee relies on personal contacts of the committee and other members of the Board of Directors as well as its knowledge of members of the Company's local communities. The Leadership Committee will also consider director candidates recommended by stockholders in accordance with the policy and procedures set forth above. The Leadership Committee has in the past used, and may in the future use, an independent search firm to assist in identifying candidates to fill a vacancy on the Board of Directors but does not use a search firm to identify or evaluate potential director nominees in the ordinary course.

Evaluation

The Leadership Committee, in evaluating potential director candidates, conducts a check of the individual's background, interviews the candidate, and determines whether the candidate is eligible and qualified for service on the Board of Directors by evaluating the candidate under the selection criteria set forth above.

Nominees for Election of Director

The biography of each of the nominees below contains information regarding the person's tenure as a director, business experience, other director positions held currently or at any time during the last five years, information regarding involvement in certain legal or administrative proceedings, if applicable, and the experiences, qualifications, attributes or skills that caused the Leadership Committee and the Board to determine that the person should serve as a director for the Company. The Board of Directors has determined that the Board as a whole must have the right complementary mix of characteristics and skills for its optimal functioning in its oversight of the Company. The Board does not have a formal policy with respect to Board diversity at this time, but may consider demographic characteristics when evaluating Board nominees. The Company considers the following criteria for each of its members of the Board:

(1) **Experience:** Current and past work and Board experience; knowledge of the banking industry and financial services companies; familiarity with the operations of public companies; and business and management experience and acumen.

(2) **Personal characteristics:** Ability to work collaboratively with management and as a member of the Board; ability to think strategically and evaluate the strategic vision or central idea for the Company; familiarity with and participation in the local businesses and the communities served by the Bank; integrity, accountability, and independence.

(3) **Director commitment:** Time and effort available to devote to being a director; awareness and ongoing education; attendance at Board and committee meetings and other Company functions; other board commitments; stock ownership; changes in professional responsibilities; and length of service.

(4) **Team and Company considerations:** Balancing director contributions; multiplicity of skills; and financial condition.

The Board adopted a skills matrix that represents certain skills that the Board identified as particularly valuable to the effective oversight of the Company and execution of its business. The following matrix shows those skills and the number of directors having each skill, highlighting the multiplicity of skills on the Board.


DIRECTOR EXPERIENCE
Human Capital 13
C-Suite Experience 11
Business/Market Knowledge 10
Risk Management 9
Large Complex Organizations 11
Public Company Governance 7
Financial Services Industry 8
Finance, Audit & Tax 9
Mergers and Acquisitions 9
Capital Markets 5
Tech & Cyber 7
Non-Financial Regulated Experience 7
Government Relations 6
DIRECTOR TENURE
<5 Years 4
5-10 Years 6
10+ Years 3
DIRECTOR AGE
2 50-55
3 56-60
1 61-65
7 65+

The following table summarize certain demographic characteristics of the Board of Directors:

Board Matrix (As of April 27, 2026)

Total Number of Directors	13	
Part I: Gender Identity	**Female**	**Male**
Directors	4	9
% of Total	30.8%	69.2%
Part II: Demographic Background		
African American or Black	3	
White	9	
Hispanic or Latinx	1	
Asian	1	
Two or More Ethnicities	1	

Nominees for Director

Unless otherwise stated, each individual has held his or her current position for the last five years. The age indicated for each individual is as of December 31, 2025. The indicated period of service as a director includes service as a director of the Bank.

The directors in the following section have been nominated by the Leadership Committee for election to the Board with terms to expire at the 2027 Annual Meeting of Stockholders. All directors were previously elected to a one-year term at the 2025 Annual Meeting of Stockholders.

John F. Barros

Age 52	Skills and Qualifications:
Director since 2023	• Former Chief of Economic Development for the City of Boston
Committees: Finance and Risk	• Chair of Trustees of Charitable Donations for the City of Boston
	• Extensive construction and commercial real estate experience

John F. Barros was appointed to the Board of Directors in September 2023. He is the Managing Principal at Civitas Builder, a business focused on improving communities through the development of responsive real estate and was recently appointed as interim executive director of the Massachusetts Convention Center Authority. Mr. Barros previously served as managing principal at Cushman and Wakefield from 2021 through 2023 and as the Chief of Economic Development for the City of Boston from 2014 through 2021.

Mr. Barros has a bachelor's degree from Dartmouth College and a Master's degree in public policy from Tufts University. Mr. Barros serves on the Board of Advisors for Commodore Builders and as Chair of the Trustees of Charitable Donations for the City of Boston.

Mr. Barros provides the Board with significant managerial and leadership experience in the construction and commercial real estate sector, particularly with respect to the Boston market.

Anthony R. Coscia

Age 66	Skills and Qualifications:
Director since 2018	• Former Chairman of the Boards of Sun Bancorp, Inc. and Sun National Bank
Committees: Leadership	• Trustee of Georgetown University and the New Jersey Community Development Corporation
	• Chair of the Leadership Committee

Anthony R. Coscia was the Chairman of the Boards of Sun Bancorp, Inc. and Sun National Bank from 2016 until those entities were acquired by the Company in 2018. Mr. Coscia served as a Director of Sun Bancorp, Inc. since 2010 and Sun National Bank since 2011 and was a member of the ALCO Committee and Chair of the Executive Committee. Mr. Coscia is admitted to the state bars of New Jersey and New York and is a Partner of Windels Marx, having been with the firm for over 40 years. Mr. Coscia serves as Chairman of the Board of Directors of the National Railroad Passenger Corporation (Amtrak). Mr. Coscia previously served as Chairman of the Port Authority of New York and New Jersey for over eight years, stepping down in 2011. Mr. Coscia is a graduate of the Georgetown University School of Foreign Service and received his law degree from Rutgers University School of Law.

Mr. Coscia serves as Senior Advisor to Duration Capital Partners LLC, a director of Neighborhood Property Group, LLC, Trustee of Georgetown University, Vice Chairman of the Gateway Development Commission, Trustee of the New Jersey Community Development Corporation, and is a member of the Partnership for New York City.

Mr. Coscia's extensive background and reputation as a well-respected business leader actively involved in both the private and government sectors brings significant management and leadership skills to the Board.

Jack M. Farris

Age 67	Skills and Qualifications:
Director since 2015	• Former Vice President and Deputy General Counsel, InfoSec & Cybersecurity for Verizon Communications, Inc.
Committees: Compensation, Information Technology, and Risk	• Substantial information technology, cybersecurity, and risk management experience
	• Chair of the Compensation Committee

Jack M. Farris was the Vice President and Deputy General Counsel, InfoSec & Cybersecurity for Verizon Communications, Inc., one of the world's leading wireline, wireless and business communications companies, until his retirement at the end of 2018. Prior to that role, Mr. Farris had served as a Vice President and Deputy General Counsel for Verizon, supporting a variety of company functions, including systems and technology procurement, global operations security, information technology and information security matters, finance operations, regulatory compliance, business continuity and pandemic planning, as well as significant M&A transactions. During his 30-year tenure with Verizon, Mr. Farris participated in a number of pro bono activities including leading that company's NJ Street Law effort for several years, where Verizon attorneys served as guest teachers of basic legal skills in local high schools. After his retirement, Mr. Farris formed Practical RM Associates, a company established to provide cyber and risk management services. In addition to his undergraduate and law degrees, Mr. Farris holds a Master of Science in computer engineering and is a Certified Information Systems Security Professional under (ISC)[2].

Mr. Farris's experience as a senior manager of a large corporation and his expertise in information technology and information security brings the Board extensive knowledge and capability relating to communications, information technology, and cybersecurity, as well as significant experience in litigation, transactional matters and regulatory compliance.

Robert C. Garrett

Age 68	Skills and Qualifications:
Director since 2023	• CEO of Hackensack Meridian *Health*
Committees: Audit	• Chair of the World Economic Forum's Health and Healthcare Governor's Community
	• Significant leadership and regulatory experience in the healthcare industry

Robert C. Garrett was appointed to the Board of Directors in October 2023. Mr. Garrett has spent over 39 years in the healthcare industry and has been the CEO of Hackensack Meridian *Health*, New Jersey's largest and most comprehensive health network, since 2018.

Mr. Garrett has presented at numerous international events, including the International Vatican Healthcare Conference and the World Economic Forum Annual Meeting in Davos, Switzerland, where he serves as Chair of the Forum's Health and Healthcare Governor's Community.

Mr. Garrett has a bachelor's degree from Binghamton University and a Master's degree in health administration from Washington University. Mr. Garrett provides the Board with significant risk management, leadership, and regulatory experience.

Kimberly M. Guadagno

Age 66	Skills and Qualifications:
Director since 2018	• President and Chief Executive Officer of Mercy Center and Partner at Connell Foley LLP
Committees: Compensation	• Former Lieutenant Governor of the State of New Jersey
	• Significant government relations and regulatory experience

Kimberly M. Guadagno is the President and Chief Executive Officer of Mercy Center, a non-profit that works to end generational poverty in Monmouth County, New Jersey by serving more than 100,000 people with emergency food and wrap-around services in English, Spanish, Creole and Arabic, and ending the cycle of poverty by providing a private, faith-based, tuition-free education for 4th through 8th grade girls. She is also a partner with the law firm of Connell Foley LLP and previously was the first Lieutenant Governor of New Jersey, serving from 2010 to 2018. She has also served eight years as New Jersey's 33rd Secretary of State. In 2007, Ms. Guadagno was elected the first woman sheriff of the Office of the Sheriff in Monmouth County. Ms. Guadagno founded the New Jersey Partnership for Action, a public-private partnership that promotes New Jersey businesses and job creation and chaired the Red Tape Review Commission, a bipartisan group charged with streamlining government services, cutting red tape, and proposing policy recommendations to further reduce the regulatory burdens on businesses. Ms. Guadagno has served 35 years in public service and has been an attorney for more than four decades.

Ms. Guadagno is a well-regarded leader in both the private and government sectors and brings significant managerial and legal skills to the Board.

Nicos Katsoulis

Age 66	Skills and Qualifications:
Director since 2019	• Former Executive Vice President/Commercial Real Estate of the Bank
Committees: Audit and Risk	• Extensive knowledge of commercial real estate and financial services
	• Chair of the Risk Committee

Nicos Katsoulis is the former Executive Vice President/Commercial Real Estate of OceanFirst Bank, N.A., having retired in November 2018. Mr. Katsoulis joined the Bank upon the Bank's acquisition of Sun National Bank in January 2018. At Sun, Mr. Katsoulis was Executive Vice President and Chief Lending Officer, overseeing lending activities including commercial and industrial and commercial real estate lending. During his banking career, Mr. Katsoulis served as a director of State Bancorp., Inc. and as Executive Vice President and Chief Lending Officer of Atlantic Bank of New York. Mr. Katsoulis is a graduate of the London School of Economics and Columbia University's graduate school of business.

Mr. Katsoulis brings extensive banking and managerial experience to the Board, particularly with the commercial lending environment within the Bank's current footprint and potential areas for expansion. He has been an active investor in commercial real estate, dry bulk shipping, and renewable energy.

Joseph J. Lebel III

Age 63	Skills and Qualifications:
Director since 2022	• President of the Bank and Chief Operating Officer of the Bank and Company
Committees: None	• Board member of Auxilior Capital Partners and Nest Investments, LLC
	• Director of the New Jersey Chamber of Commerce

Joseph J. Lebel III was appointed President and Chief Operating Officer of the Bank in January 2021 and Senior Executive Vice President and Chief Operating Officer of the Company effective January 1, 2025, having previously served as Executive Vice President and Chief Operating Officer of the Company since June 2020. Prior to that, he served as Executive Vice President and Chief Operating Officer of the Bank since January 2019 and had previously served as Chief Banking Officer and Chief Lending Officer. Before joining the Bank, Mr. Lebel was employed with Wachovia Bank N.A. as a Senior Vice President in various leadership and revenue-generating roles.

Mr. Lebel serves as a Trustee on various non-profits, including Community Medical Center, part of the St. Barnabas Health System, and the OceanFirst Foundation and is also a Board member of St. Joseph and Donovan Catholic schools. He is a former Trustee to Fulfill, a food bank based in Ocean and Monmouth Counties. He is also a Director of the New Jersey Chamber of Commerce. He serves on the boards of two for-profit companies in which the Bank has a minority ownership interest, Auxilior Capital Partners, a national equipment leasing company, and Nest Investments LLC, a hybrid robo-advisor.

Mr. Lebel provides significant leadership skills and in-depth experience in all facets of lending to the Board as well as extensive knowledge of the Bank's markets and strategic outlook.

Christopher D. Maher

Age 59	Skills and Qualifications:
Director since 2014	• Chairman, President, and CEO of the Company
Committees: None	• Former Director of the Federal Reserve Bank of Philadelphia and former Board Chairman of the New Jersey Bankers Association
	• Chairman of the Board of OceanFirst Foundation

Christopher D. Maher has served as Chairman of the Company and the Bank since 2017 and as CEO of the Company and the Bank since 2015. He previously served as President of the Bank from 2015 to 2021, at which time he was succeeded by Mr. Lebel. He joined the Company and the Bank in 2013 as President and Chief Operating Officer and was appointed to the Board of Directors in 2014.

Mr. Maher is active in the non-profit community, serving as Chairman of the Board of the OceanFirst Foundation, a Trustee and former Board Chairman of Helen Keller Services for the Blind, as Trustee and the Chairman of the Monmouth University Board, and as a Trustee and Chairman of Hackensack Meridian Ambulatory Care. He also serves as a member of the Board of Hackensack Meridian *Health*. He is active within the banking industry, having served as a director of the Federal Reserve Bank of Philadelphia from 2020 through 2024 and as a member of the Board of the New Jersey Bankers Association from 2016 through 2026, where he was a past Board Chairman. He also serves as a founding director of NBID, the National Bank InterDeposit Company.

Mr. Maher provides extensive leadership and managerial experience to the Board, particularly in regard to the Company's business outlook and execution of its corporate strategy.

Joseph M. Murphy, Jr.

Age 67	**Skills and Qualifications:**
Director since 2020	• Former President and CEO of Country Bank Holding Company and Country Bank
Committees: Finance and Information Technology	• Co-founder of ValuExpress LLC, a commercial mortgage conduit with over $2.0 billion in originated loans
	• Chair of the Finance Committee

Joseph M. Murphy, Jr. served as President and CEO of Country Bank, a Manhattan-based community back acquired by the Company in January 2020.

Prior to joining Country Bank, Mr. Murphy co-founded a commercial mortgage conduit, ValuExpress LLC, specializing in loans for the real estate capital markets. For over 30 years he has owned and managed family real estate investments nationwide. He currently serves as a Principal of ValuExpress LLC and as President of Value Investors, Inc., his family's investment office.

Mr. Murphy is a Trustee of Iona University, a private Roman Catholic university located in New Rochelle, New York. He has served on the Board of Directors for the New York Chapter of the Juvenile Diabetes Research Foundation, the Finance Advisory Committee of the Congregation of Christian Brothers, and the Board of Trustees for the Greater New York Chapter of the American Red Cross. He also served on the Community Bankers Council of the American Bankers Association and is a Knight of St. Patrick, which supports the New York City St. Patrick's Day Parade.

Mr. Murphy is a graduate of the University of Denver with a BSBA and holds a Master of Science in Real Estate Finance from New York University.

Mr. Murphy provides the Company with extensive banking knowledge and particularly with respect to the New York markets.

Steven M. Scopellite

Age 60	**Skills and Qualifications:**
Director since 2019	• Former Global Chief Information Officer of Goldman Sachs
Committees: Information Technology and Leadership	• Significant public company governance, information technology and cybersecurity experience
	• Chair of the Information Technology Committee

Steven M. Scopellite retired from Goldman Sachs in 2013, having served as Global Chief Information Officer. Among his accomplishments during his distinguished career of nearly 30 years were leading Goldman Sachs' penetration into new markets, pioneering the bank's expansion into electronic trading, and developing a world-class global technology organization. Mr. Scopellite currently serves as Advisor and Board member to Pledge Publishing, building the technology platform that links the massive mainstream game industry to the fast-growing Web3 industry. Mr. Scopellite also serves on the Riverview Medical Center Board of Trustees.

Mr. Scopellite provides the Board with significant public governance and risk management experience, particularly as they relate to information technology and cybersecurity.

Grace C. Torres

Age 66	**Skills and Qualifications:**
Director since 2018	• Trustee of Prudential Retail Mutual Funds
Committees: Audit, Compensation, and Leadership	• Registered CPA with audit experience of large financial services organizations
	• Chair of the Audit Committee

Grace C. Torres has been a Trustee of Prudential Retail Mutual Funds, a retail mutual funds complex of more than 100 registered investment companies, since 2014. Prior to that, Ms. Torres was Chief Financial Officer, Treasurer and Principal Financial Officer of Prudential Mutual Funds and Senior Vice President of Prudential Investments LLC from 1994 through 2014. Ms. Torres also previously served as Vice President, Mutual Funds Administration at Bankers Trust and as a Senior Manager, Audit Practice with Ernst & Young. Ms. Torres is a CPA in the State of New York and received a BS in Accounting and Management from New York University. Ms. Torres served as a Director of Sun Bancorp, Inc. and Sun National Bank since 2015, serving on the Audit, Nominating & Corporate Governance and Risk Committees and Chair of the ALCO Committee, until their acquisition by the Company in January 2018, at which time Ms. Torres joined the Board.

Ms. Torres brings to the Board additional financial reporting and audit experience, particularly with respect to large complex financial services organizations. Ms. Torres has been recognized as one the Top 50 business executives by Hispanic Business magazine and brings in-depth experience and expertise regarding the financial services industry.

Patricia L. Turner

Age 57	Skills and Qualifications:
Director since 2020	• Executive Director and CEO of the American College of Surgeons
Committees: Compensation and Finance	• Former President of the Council of Medical Specialty Societies
	• Member of the Board of Trustees of Wake Forest University

Patricia L. Turner, MD, MBA, FACS is the executive director and CEO of the American College of Surgeons and a clinical professor of surgery at the University of Chicago. Prior to joining the American College of Surgeons, Dr. Turner was in full-time academic practice on the faculty of the University of Maryland School of Medicine, serving as the surgery residency program director and the surgical quality champion. She is a graduate of the University of Pennsylvania and the Bowman Gray School of Medicine at Wake Forest University and received her MBA from the University of Maryland Robert H. Smith School of Business. Dr. Turner is a member of the National Academy of Medicine, past chair of the ACS Delegation to the AMA, past President of the Council of Medical Specialty Societies, and serves on the Board of Trustees of Wake Forest University. Dr. Turner currently is President and serves as a member of the Executive Committee of Medical Specialty Societies.

Dr. Turner provides the Board with significant leadership and managerial experience related to medical, business, and higher education.

Dalila Wilson-Scott

Age 52	Skills and Qualifications:
Director since 2023	• Executive Vice President and Chief Impact & Inclusion Officer of Comcast Corporation
Committees: Compensation and Finance	• Board member of Main Line Health and Co-Chair of the Children's Hospital of Philadelphia's Corporate Advisory Council
	• Extensive governance and regulatory experience

Dalila Wilson-Scott was appointed to the Board in October 2023. She serves as the Executive Vice President and Chief Impact & Inclusion Officer of Comcast Corporation and President of the Comcast NBCUniversal Foundation. In this role, she leads strategic impact and inclusion efforts that leverage the power of Comcast's talent, connectivity, and platforms to create opportunities in areas aligned with its global media and technology businesses, including Project UP, Comcast's comprehensive $1 billion digital opportunity initiative to help expand internet access, deliver digital skills training, and drive economic mobility through programs and community partnerships across Comcast, NBCUniversal, and Sky. Ms. Wilson-Scott also developed and directs Comcast's philanthropic portfolio, employee engagement, and volunteerism activities spanning U.S. and international markets.

Prior to joining Comcast, Ms. Wilson-Scott served as Head of Global Philanthropy at JP Morgan Chase & Co. and President of the JPMorgan Chase Foundation. She also served in the Corporate Merger Office at JP Morgan, as an integral member of the team managing the integration of JPMorgan Chase and Bank One.

Ms. Wilson-Scott serves on the boards of Main Line Health, City Year, and CodePath and co-chairs the Children's Hospital of Philadelphia's Corporate Advisory Council. Ms. Wilson-Scott speaks regularly on philanthropy, economic mobility and inclusion at various conferences. Prior to her appointment to the Board of Directors, Ms. Wilson-Scott also served on the Bank's Advisory Board from July 2020 to September 2023.

Ms. Wilson-Scott has an MBA in Finance and Management from New York University's Leonard N. Stern School of Business and a B.A. in Economics from New York University's College of Arts and Sciences.

Ms. Wilson-Scott provides the Board with significant regulatory and governance knowledge as well as experience with complex organizations.

In connection with the Flushing acquisition and related Warburg Pincus investment, which is expected to close after the date of the Annual Meeting, the Board of Directors of the resulting institution will be constituted with ten directors from OceanFirst selected from the Board nominees elected at the Annual Meeting, six directors of Flushing to be selected in accordance with the Merger Agreement, and one appointed by Warburg Pincus, which will be Todd Schnell whose biography is as follows:

Todd Schell is based in New York, having joined Warburg Pincus in 2011 and is a Managing Director on the Financial Services team, focusing on banking and specialty finance. He chairs the firm's U.S. fintech effort, a collaboration between the Technology and Financial Services investment teams.

Mr. Schell serves on the Boards of ECN Capital, Banc of California, IntraFi, Facet Wealth, and PayJoy. He was involved in the firm's investments in Vao Bank, Edelman Financial Engines, Santander Asset Management, Santander Consumer USA, SCM Insurance Services, Webster Bank, and Sterling Bank.

Prior to joining Warburg Pincus, Mr. Schell covered financial institutions in the Investment Banking Division at Barclays Capital. He received an MBA from Harvard Business School and a BA from Amherst College.

Required Vote

Directors will be elected according to a plurality of the votes cast at the Annual Meeting. This means that the nominees receiving the greatest number of votes will be elected. There is no cumulative voting for the election of directors.

Directors' Recommendation

 **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF ALL DIRECTORS LISTED IN "NOMINEES FOR DIRECTOR."**

Stock Ownership

The following table provides information as of April 2, 2026, with respect to the persons known by the Company to be the beneficial owners of more than 5% of its outstanding stock. A person is considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power.

Name and Address Of Beneficial Owner	Number of Shares Owned	Percent of Common Stock Outstanding
Wellington Management Group LLP 280 Congress Street Boston, MA 02210	3,265,615	5.7%[1]
Dimensional Fund Advisors LP 6300 Bee Cave Road, Building One Austin, TX 78746	3,152,465	5.4%[2]

(1) Based solely on SEC Schedule 13G filed on February 10, 2026.
(2) Based solely on SEC Schedule 13G Amendment No. 1 filed on February 9, 2024.

The following table provides information, as of April 2, 2026, about the shares of the Company common stock that may be considered to be beneficially owned by each director, nominee for director and each NEO and by all such directors and executive officers of the Company as a group. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power.

Name	Number of Shares Owned (Excluding Options)[1]	Number of Shares That May Be Acquired Within 60 Days by Exercising Options	Total Number of Shares Beneficially Owned	Percent of Common Stock Outstanding[2]
Directors and Nominees				
John F. Barros[3]	9,363	—	9,363	*
Anthony R. Coscia[3]	60,489	—	60,489	*
Jack M. Farris[3]	22,406	17,065	39,471	*
Robert C. Garrett[3]	8,971	—	8,971	
Kimberly M. Guadagno[3]	20,906	—	20,906	*
Nicos Katsoulis[3][4]	34,118	—	34,118	*
Joseph J. Lebel, III[5][6][7][8][9][10]	348,998	314,740	663,738	1.1%
Christopher D. Maher[6][7][8][9][11][12]	408,887	374,115	783,002	1.3%
Joseph Murphy, Jr.[3][13]	379,764	—	379,764	*
Steven Scopellite[3]	16,711	17,065	33,776	
Grace C. Torres[3]	24,158	—	24,158	*
Patricia L. Turner[3][14]	16,371	—	16,371	*
Dalila Wilson-Scott[15]	9,117	—	9,117	*
Named Executive Officers who are not also Directors or Nominees				
Patrick S. Barrett[6][7][8][9][16]	148,560	—	148,560	*
Michele B. Estep[6][7][8][9][10][17]	181,662	127,125	308,787	*
Steven J. Tsimbinos[6][7][8][9][10][17]	221,006	177,540	398,546	*
All directors and Executive Officers as a group (19 persons)	2,106,978	1,027,650	3,134,628	5.4%

* Less than 1%.

(1) Unless otherwise disclosed, each person effectively exercises sole (or shared with spouse or other immediate family members) voting power as to shares reported as of April 2, 2026.

(2) A total of 58,627,658 shares of the Company's common stock was used in calculating the percentage of the class owned, representing 57,600,008 shares outstanding and eligible to vote as of April 2, 2026, plus 1,027,650 shares covered by stock options that were exercisable at or become exercisable within 60 days of April 2, 2026.

(3) Includes 5,739 unvested shares. Each of Directors Barros, Coscia, Farris, Garrett, Guadagno, Katsoulis, Murphy, Scopellite, Torres and Turner was awarded 3,354 restricted shares in February 2024, 2,778 restricted shares in February 2025, and 2,769 restricted shares in February 2026. Each such award vests at a rate of 33.3% per year commencing on March 1 of the year following the grant.

(4) Includes 3,022 shares held by Mr. Katsoulis's spouse.

(5) Includes 67,234 unvested time-based restricted shares. Mr. Lebel was awarded 20,872 restricted shares in February 2023, 31,860 restricted shares in February 2024, 26,376 restricted shares in February 2025, and 26,304 restricted shares in February 2026. Each such award vests at a rate of 25% per year commencing on March 1 of the year following the grant.

(6) Includes the following performance-based restricted shares that were awarded in February 2024, assuming the Superior performance levels are attained: Mr. Maher: 52,314; Mr. Lebel: 47,787; Mr. Barrett: 27,666; Ms. Estep: 21,151; and Mr. Tsimbinos: 21,151. Such shares vest on March 1, 2027. The exact number of shares that will vest depends on the attainment of defined performance criteria for the three-year period from January 1, 2024 through December 31, 2026. If the threshold performance is not met, such shares will be forfeited.

(7) Includes the following performance-based restricted shares that were awarded in February 2025, assuming the Superior performance levels are attained: Mr. Maher: 43,310; Mr. Lebel: 39,562; Mr. Barrett: 22,904; Ms. Estep: 20,822; and Mr. Tsimbinos: 20,822. Such shares vest on March 1, 2028. The exact number of shares that will vest depends on the attainment of defined performance criteria for the three-year period from January 1, 2025 through December 31, 2027. If the threshold performance is not met, such shares will be forfeited

(8) Includes the following performance-based restricted shares that were awarded in February 2026, assuming the Superior performance levels are attained: Mr. Maher: 43,355; Mr. Lebel: 39,452; Mr. Barrett: 22,840; Ms. Estep: 20,765; and Mr. Tsimbinos: 20,765. Such shares vest on March 1, 2029. The exact number of shares that will vest depends on the attainment of defined performance criteria for the three-year period from January 1, 2025 through December 31, 2028. If the threshold performance is not met, such shares will be forfeited.

(9) Includes the following shares that have been allocated and are held in trust pursuant to the ESOP as of April 2, 2026: Mr. Maher: 6,457; Mr. Barrett: 1,210; Mr. Lebel: 15,093; Ms. Estep: 3,980; Mr. Tsimbinos: 7,759. Such persons have sole voting power, but no investment power, except in limited circumstances, as to such shares.

(10) Includes 783 shares held by Mr. Lebel's spouse.

(11) Includes 73,691 unvested time-based restricted shares. Mr. Maher was awarded 22,768 restricted shares in February 2023, 34,876 restricted shares in February 2024, 28,876 restricted shares in February 2025, and 28,904 restricted shares in February 2026. Each such award vests at a rate of 25% per year commencing on March 1 of the year following the grant.

(12) Includes 5,000 shares held by Mr. Maher's spouse.

(13) Includes 68,000 shares held by Mr. Murphy's children, 72,800 shares that represent the proportional ownership of a corporation, and 56,000 shares held in an inherited retirement account.

(14) Includes 525 shares held in a retirement account.

(15) Includes 5,765 unvested shares. Ms. Wilson-Scott was awarded 3,354 restricted shares in February 2024, 2,778 restricted shares in February 2025, and 2,778 restricted shares in February 2026. Each such award vests at a rate of 33.3% per year commencing on March 1 of the year following the grant. Ms. Wilson-Scott was also awarded 104 restricted shares in February 2023 for her prior service on the Bank's Advisory Board. Such shares vest at a rate of 25% per year commencing on March 1 of the year following the grant.

(16) Includes 39,066 unvested time-based restricted shares. Mr. Barrett was awarded 12,648 restricted shares in February 2023, 18,444 restricted shares in February 2024, 15,272 restricted shares in February 2025, and 15,228 restricted shares in February 2026. Each such award vests at a rate of 25% per year commencing on March 1 of the following the grant.

(17) Includes 35,457 unvested time-based restricted shares. Each of Ms. Estep and Mr. Tsimbinos was awarded 11,384 restricted shares in February 2023, 16,768 restricted shares in February 2024, 13,884 restricted shares in February 2025, and 13,844 restricted shares in February 2026. Each such award vests at a rate of 25% per year commencing on March 1 of the year following the grant.

Each director and executive officer maintains a mailing address at 110 West Front Street, Red Bank, New Jersey 07701. As of April 2, 2026, none of the above directors or executive officers have pledged any shares of the Company.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Commission. Executive officers, directors, and greater than 10% stockholders are required by Commission regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on a review of copies of such reports it has received and written representations provided to the Company from the individuals required to file the reports, the Company believes that each of the Company's executive officers and directors and greater than 10% beneficial owners have complied with all applicable reporting requirements for transactions in the Company's common stock during the fiscal year ended December 31, 2025, with the exception of Joseph J. Murphy, Jr., who had a late Form 4 submission on November 14, 2025 related to the inheritance of shares.

Senior Executive Officers Who Are Not Also Directors

Patrick S. Barrett

Age 63	**Patrick S. Barrett** was appointed Senior Executive Vice President and CFO of the Company effective January 1, 2025, having previously served as Executive Vice President and CFO of the Company since June 2022. Prior to joining OceanFirst, Mr. Barrett was Executive Vice President and CFO of First Midwest Bancorp, Inc. from 2017 until April 2022 and has extensive leadership and management experience at several financial organizations.

David L. Berninger

Age 58	**David L. Berninger** was appointed Senior Executive Vice President and CRO of the Company and the Bank effective January 1, 2025, having previously served as Executive Vice President and CRO of the Company since October 2023. Prior to joining OceanFirst, Mr. Berninger was the Chief Risk Officer, US Region for the Industrial and Commercial Bank of China from April 2022 to October 2023, and the Deputy Chief Risk Officer and Director of Enterprise Risk Management of Valley National Bank from 2015 to 2022. Mr. Berninger has served in a number of other senior risk management roles in the banking and financial services industry during a career spanning nearly four decades, including at Hudson City Savings Bank and Societe Generale.

Michele B. Estep

Age 56	**Michele B. Estep** was appointed Senior Executive Vice President and Chief Administrative Officer of the Bank effective January 1, 2025, having previous served as EVP and Chief Administrative Officer since January 2019. Prior to joining OceanFirst, Ms. Estep was the Executive Vice President and Chief Administrative Officer of Sun National Bank. Before then, she held leadership roles at KeyBank in Albany, New York.

Brian Schaeffer

Age 55	**Brian Schaeffer** was appointed Senior Executive Vice President and Chief Information Officer of the Bank effective January 1, 2025, having previously served as Executive Vice President and Chief Information Officer since August 2023 and Chief Information Security Officer from 2018 through 2023. Prior to joining OceanFirst, Mr. Schaeffer was the Senior Vice President and Chief Information Officer of Sun National Bank from 2015 until its acquisition by the Bank in 2018 and previously held information technology leadership roles at Liberty Bell Bank and with the Dow Jones.

Steven J. Tsimbinos

Age 56	**Steven J. Tsimbinos** was appointed Senior Executive Vice President, General Counsel and Corporate Secretary of the Company and the Bank effective January 1, 2025, having previously served as Executive Vice President, General Counsel and Corporate Secretary since 2016. He previously served in those roles as First Senior Vice President since 2010. Prior to joining OceanFirst, he was General Counsel of Copper River Management, L.P., the investment manager to a family of hedge funds, since 2006, and prior to that a partner with Lowenstein Sandler PC, where he practiced corporate and securities law.

Patrick Chong

Age 36	**Patrick Chong** was appointed Principal Accounting Officer of the Company in February 2023, and served as the Corporate Controller from 2020 to 2025. Prior to joining OceanFirst, Mr. Chong served in various roles with KPMG LLP, most recently as an Audit Senior Manager since October 2017.

Compensation Discussion and Analysis

Table of Contents

Overview

This section describes the objectives, design and rationale of the Company's compensation program for our Named Executive Officers ("NEOs") and discusses each material element of our NEO compensation program, how compensation is determined, and recent developments.

For 2025, the Company's NEOs were:

CHRISTOPHER D. MAHER	PATRICK S. BARRETT	JOSEPH J. LEBEL III	MICHELE B. ESTEP	STEVEN J. TSIMBINOS
Chairman and CEO of the Company and the Bank	Senior Executive Vice President and CFO of the Company and the Bank	President of the Bank and Chief Operating Officer of the Company and the Bank	Senior Executive Vice President and Chief Administrative Officer of the Bank	Senior Executive Vice President, General Counsel, and Corporate Secretary of the Company and the Bank

Executive Summary

2025 Business Highlights

2025 was another successful year for the Company, as management increased our assets and deposits in a challenging competitive environment, while improving tangible common equity per common share. In addition, at the end of 2025, the Company announced it had entered into a definitive merger agreement to acquire Flushing Financial Corp. ("Flushing").

Key highlights of our 2025 performance appear below.



Diluted EPS

2025	$1.17
2024	$1.65
2023	$1.70

Total Assets

2025	$14.56B
2024	$13.42B
2023	$13.54B

Loans Receivable, Net

2025	$10.97B
2024	$10.06B
2023	$10.14B

Deposits

2025	$10.96B
2024	$10.07B
2023	$10.43B

Total Shareholders' Equity

2025	$1.66B
2024	$1.70B
2023	$1.66B

Tangible Common Equity per Common Share*

2025	$19.79
2024	$18.98
2023	$18.35

Cash Dividends

2025	$46.2M / $2.0M
2024	$46.9M / $4.0M
2023	$47.3M / $4.0M

● Common Stock   ● Preferred Stock

116th consecutive dividend paid on February 13, 2026

* *Please refer to the "Explanation of Non-GAAP Financial Measures" and the "Non-GAAP Reconciliation" table contained in the Company's press releases announcing earnings for additional information regarding the Company's Non-GAAP measures and impact per period.*

Executive Compensation Program Highlights

Our executive compensation program incorporates the following features and policies that are designed to align the interests of our NEOs with those of our stockholders.

BALANCED PROGRAM ELEMENTS	We use a mix of compensation elements—time- and performance-based awards, cash and equity, and short- and long-term awards—to motivate and incentivize our executives, reward accomplishments, and promote safe and sound banking practices.
NO DIVIDENDS OR DIVIDEND EQUIVALENTS ON UNVESTED STOCK AWARDS	We pay dividends and dividend equivalents on restricted stock awards only when the underlying awards vest.
ROBUST RISK ASSESSMENT FRAMEWORK	We perform a comprehensive annual risk assessment of all Company-sponsored compensation programs.
INCENTIVE CLAWBACK POLICY	We can recoup performance-based compensation from our executives in certain circumstances.
NO REPRICING	We will not reprice stock options or Stock Appreciation Rights ("SARs") without stockholder approval, except to adjust the option value in connection with a significant corporate transaction such as a change in control or stock split.
NO "SINGLE TRIGGER" CHANGE IN CONTROL BENEFITS	We maintain "double trigger" change in control clauses in our employment and change in control agreements. An executive is entitled to severance payment only if terminated without cause or the executive terminates employment for good reasons after a change in control. Outstanding equity awards will not automatically vest upon a change in control.
NO EXCISE TAX GROSS-UPS	We do not provide gross-up payments to cover excise taxes our executives may incur on severance payments and benefits made in connection with a change in control.
EXECUTIVE OFFICER STOCK OWNERSHIP GUIDELINES	We require our executive officers to hold substantial amounts of our common stock—5x base salary for the CEO and 3x base salary for the other NEOs.
NO HEDGING OR PLEDGING OF OUR STOCK	We prohibit our directors, executive officers, and certain key employees from engaging in hedging transactions involving our common stock or from pledging our common stock to secure debt, unless prior approval is received from our Board, which is granted only in limited circumstances.
INDEPENDENT COMPENSATION CONSULTANT	The Compensation Committee directly engages an independent compensation consultant to evaluate the competitiveness and effectiveness of our executive compensation program and advise on market practices and regulatory matters.

2025 Stockholder Advisory Vote on Executive Compensation

At the 2025 Annual Meeting of Stockholders, approximately 92% of the shares voting on the Company's non-binding advisory vote on executive compensation (commonly known as "say on pay") were cast in favor of the compensation of the Company's executive officers. The Board and the Compensation Committee appreciate and value our stockholders' views. (For information on our stockholder outreach and engagement, see "*Corporate Governance – Stockholder Outreach*").

Over the past several years, we have made several adjustments to our executive compensation program, in response to stockholder input and to align with best practices and market. Those changes are summarized below. Advisory votes on executive compensation and stockholder outreach will continue to guide the Compensation Committee and the Board in their ongoing assessment of the Company's executive compensation program.

Compensation Actions Taken


2020
Retained Meridian Compensation Partners, LLC, as new independent compensation consultant
Adopted new equity incentive plan that reflects industry best practices
2021
Redefined Cash Incentive Plan by adding two qualitative metrics: Internal Controls and Environmental Social and Governance measures
Enhanced Clawback Policy to clarify the circumstances in which it may apply
2022
Redesigned LTI performance awards which will vest after the 3-year cumulative performance period and based on absolute 3-year average Core ROAA, absolute 3-year EPS growth, and relative TSR performance
2023
Further refined performance award by (1) changing Core ROAA to full ROAA and (2) shifting ROAA and EPS from absolute metrics to relative metrics
Added Net Deposit Growth as a financial metric for the Cash Incentive Plan
2024
Introduced Non-Interest Expense as a financial metric for the Cash Incentive Plan
2025

The Compensation Committee and the Board believe that the Company's overall pay practices, and the compensation paid to our executive officers, are competitive, fair, and well-balanced. The Compensation Committee considers our pay-for-performance philosophy when making pay decisions.

Objectives of Our Compensation Program

Our executive officer compensation program is designed to:

- provide a comprehensive compensation package that is competitive within the marketplace to attract, reward, and retain highly qualified, motivated, productive, and responsible executive officers;

- align the executive officers' interests with those of our stockholders by incentivizing and rewarding individual behaviors that improve the Company's performance in a manner that is consistent with our business and strategic plans while encouraging prudent decision-making and safe and sound banking practices;

- create balanced and reasonable incentives that link pay to performance but do not encourage the executive officers to expose the Company to excessive risks;

- reward executive officers who assume the greatest responsibility and consistently produce positive strategic results within the bounds of sound business and risk management;

- motivate each individual to perform to the best of their ability; and

- recognize the Company's cost structure and the economic environment.

The executive officers are among the Company's greatest assets, as their leadership and example to all employees drive our success and customer-centered excellence.

Compensation Program Design and Rationale

To attract qualified executives as NEOs and to incentivize, reward, and retain executives who meet the Company's performance expectations, our 2025 executive compensation program included the compensation elements described below.

Compensation Element	Description and Purpose	Context/Rationale	Fixed/Performance Based	Short-Term/ Long-Term
Base Salary	Helps attract and retain executives through market-competitive fixed pay.	Based on individual performance and responsibilities, prevailing market conditions, Company performance, and current pay levels.	Fixed	Short-term
Cash Incentives	Encourages achievement of annual financial and individual goals that create near-term stockholder value and are consistent with the Company's business and strategic plans, prudent decision-making, and safe and sound business practices.	Ties compensation directly to performance measures that support our business and strategic plans: • Core Earnings (40%) • Core Non-Interest Expense Percentage of Assets Ratio (15%) • Core Non-Interest Expense Dollar (15%) • Net Deposit Growth (10%) • Regulatory Compliance and Assessments (7.5%) • Shareholders, Customers and Community (7.5%) • Internal Controls (5%)	Performance-based	Short-term
Equity Compensation	Attracts, retains, and motivates executives by tying their economic interests to the achievement of long-term Company and share performance, and aligning their interests with those of our stockholders.	Performance-based restricted stock cliff vests at the end of a three-year performance period based on achievement of cumulative performance goals. The value of this award is tied to a mix of selected financial performance metrics and the stock performance over the performance period. Performance metrics: • Relative ROAA 3 year average (40%) • Relative EPS 3 year growth (40%) • Relative TSR 3 year growth (20%)	Performance-based	Long-term
		Time-based restricted stock vests based on completion of service requirements, with value tied to stock performance between the grant date and the vesting date.	Fixed, vesting in four equal annual installments	Long-term

Mix of Compensation Elements

Our executive compensation program maintains the appropriate balance of compensation elements to motivate executives and reward individual and organization-wide accomplishments. Performance-based incentive awards play an important role in the executive compensation program, but so do fixed compensation elements that reward consistent performance that is grounded in safe and sound banking practices. We recognize banks must avoid awarding executive incentives that encourage imprudent or excessive risk-taking. For more information about how the Compensation Committee evaluates and mitigates potential risk in our executive compensation program, see "*Mitigating Risk in Our Executive Compensation Program.*"

The following chart illustrates the 2025 actual compensation mix for our CEO and the other NEOs (on average).

Pay Mix


CEO Pay Mix
6% All Other Compensation
32% Salary
28% Non-Equity Incentive Plan Compensation
62% At-Risk Compensation
17% Performance-Based Stock Awards
17% Time-Based Stock Awards
Average NEOs Pay Mix
7% All Other Compensation
31% Salary
24% Non-Equity Incentive Plan Compensation
62% At-Risk Compensation
19% Performance-Based Stock Awards
19% Time-Based Stock Awards

How Compensation Is Determined

Role of Compensation Committee

The Compensation Committee reviews compensation for senior executives, including the CEO and our other NEOs, and establishes guidelines and limits for the compensation and benefits programs for the Company's and the Bank's other employees. The Compensation Committee annually evaluates and determines CEO compensation. The NEOs compensation is also reviewed and approved by the Compensation Committee, considering the CEO's recommendations. Compensation for senior executives is also reviewed by the Board. When establishing compensation levels, the Compensation Committee considers the Company's overall strategic objectives, annual performance goals, compensation data/peer group analysis, individual executive performance, internal equity, and regulatory requirements. The Compensation Committee also reviews the annual compensation risk assessment conducted by the CRO, as described under "*Mitigating Risk in Our Executive Compensation Program*." See "*Corporate Governance – Committees of the Board of Directors*" for further information regarding the Compensation Committee.

Role of CEO and Management

The CEO makes recommendations to the Compensation Committee regarding compensation for the Company's other officers, including base salary, bonuses, and equity grants. The CEO does not participate in the Compensation Committee's decision as to his own compensation package. Executive management may occasionally be invited to Compensation Committee meetings to discuss compensation matters.

Role of the Compensation Consultant

The Compensation Committee has retained Meridian Compensation Partners, LLC ("Meridian") as its independent compensation consultant. In 2025, Meridian provided the Compensation Committee with compensation data, advice, and recommendations to inform the Compensation Committee's compensation decisions. Representatives from Meridian attend Compensation Committee meetings as requested and participate in general discussions regarding executive compensation matters, as well as in executive session with members of the Compensation Committee (without management present). Meridian does not provide other services to the Company and has no direct or indirect business relationships with the Company or its affiliates. The Compensation Committee has considered the independence of Meridian for 2025 and determined that the work performed by Meridian did not create any conflict of interest and that Meridian is independent.

Compensation Data/Peer Group Analysis

Meridian develops materials and analyses that the Compensation Committee uses for its evaluations and determinations. These materials include market assessments of NEO compensation and information to help the Committee set appropriate incentive compensation targets and ranges.

A critical element of the Company's compensation philosophy, and a key reference point for the Compensation Committee's decisions, is the analysis of our executive compensation structure and financial performance relative to a peer group of similarly sized, publicly traded financial institutions. Making this peer group comparison more difficult is the fact that, as part of the unique regulatory rules of the banking industry, financial institutions with over $10 billion in assets, such as the Bank, have increased regulatory and compliance requirements that are not applicable to its peers below the $10 billion threshold. The Compensation Committee seeks to provide competitive and appropriate compensation that attracts and retains top talent and ensures proper alignment between the Company's performance and compensation relative to peers. To this end, Meridian conducts peer group studies annually for the Compensation Committee, including in late 2024, to inform 2025 compensation decisions (the "benchmarking study"). The Compensation Committee used the benchmarking study to ensure that the Company's overall executive compensation, and each individual element of compensation, are in a reasonable range of market median.

Based on the benchmarking study and its own independent evaluation of potential peer companies, the Compensation Committee approved the following 2025 Peer Group:

2025 PEER GROUP

● Fulton Financial Corp.	● Dime Community Bancshares, Inc.	**Industry/Type of Institution**
● WesBanco, Inc	● Berkshire Hills, Bancorp, Inc.*	● banks and thrifts
● Eastern Bankshares, Inc	● Brookline Bancorp, Inc.*	● traded on an exchange
● Atlantic Union Bankshares Corp.	● Eagle Bancorp, Inc.	● similar business model, including competitors and competitors for executive talent
● Provident Financial Services, Inc.	● Park National Corp.	
● Customers Bancorp, Inc.	● ConnectOne Bancorp, Inc.	**Geographic Considerations**
● WSFS Financial Corp.	● Flushing Financial Corp.†	● Mid-Atlantic Region, plus CT, MA, OH, RI, VA, and WV
● Independent Bank Corp.	● Univest Financial Corp.	● Focus on headquarters in or near a major metropolitan area
● First Financial Bancorp.	● Peapack-Gladstone Financial Corp.	**Asset Size**
● Community Financial System, Inc.	● City Holding Company	● $6.6 billion to $32 billion, representing a reasonable range around our assets
● Sandy Spring Bancorp, Inc.*	● Lakeland Bancorp, Inc**.	**Positioning relative to peers**
		45th Percentile for assets

*   These peers were acquired or involved in a Merger of Equals in 2025.

**   Due to their 2024 acquisition, Meridian utilized Lakeland Bancorp's assets as of March 31, 2024 for purposes of this peer group.

†   The Company entered into a Merger Agreement with Flushing Financial Corporation on December 27, 2025.

Elements of Compensation

The following describes our compensation elements and provides information on certain 2025 compensation decisions.

Base Salary

Base salaries for our NEOs are intended to be competitive with the salaries of executives in comparable positions at peer financial institutions. The Compensation Committee sets base salaries to attract and retain our executives, while managing costs responsibly. The Compensation Committee increased 2025 salaries for NEOs after considering various factors, including the Company's growth, peer group compensation data, prevailing market conditions, the performance and responsibilities of individual executives, and current pay levels. The salaries for 2025 were as follows:

Name	2024 Salary	2025 Salary	Change
Christopher D. Maher	$ 965,000	$ 995,000	3.1%
Patrick S. Barrett[1]	465,750	575,000	23.5%
Joseph J. Lebel III	553,725	575,000	3.8%
Michele B. Estep	425,000	437,750	3.0%
Steven J. Tsimbinos	425,000	437,750	3.0%

(1)   Mr. Barrett received a base salary increase in 2025 to better align his compensation with market levels and the scope of his responsibilities.

Cash Incentive Awards

Under our cash incentive compensation plan ("CIP"), each NEO's annual cash incentive compensation is contingent on the performance of the Company, the Bank, and the individual compared to performance goals that are approved by the Compensation Committee at the beginning of the performance year. The Compensation Committee determined cash incentive targets and the Company and the Bank performance goals for 2025 at its January and February meetings.

Each NEO's annual cash incentive compensation is weighed at the full CIP funding rate for the year. A percentage modifier, from 0% to 150%, for individual performance is then applied to the CIP funding allocation to determine the NEO's annual bonus, subject to a maximum payout of 150% of target. NEOs' annual bonus cannot exceed 150% of target and is determined based on both corporate and individual performance.



| Incentive Target | × | Company Performance (0% - 150%) | × | Individual Performance (0% - 150%) | = | Actual Incentive |

Cash Incentive Metrics and Goals

Cash incentive awards are based on four financial metrics and three strategic metrics. The four financial metrics are Core Earnings, Core Non-Interest Expense Percentage of Asset Ratio, Core Non-Interest Expense Dollar, and Net Deposit Growth.

These financial metrics drive stockholder value and connect individual compensation to the Company's performance. The Compensation Committee believes that non-GAAP core metrics provide a better comparison of period-to-period operating performance (and thus more accurately reflect Company performance) than the corresponding GAAP metrics because core metrics exclude extraordinary and non-recurring events. For example, core metrics exclude merger-related expenses, restructuring charges, net gain/loss on equity investments, net loss on sale of investments, and the income tax effect of these items.

The Company reports core metrics alongside its GAAP metrics, and analytics and investors rely on them to evaluate financial performance. These disclosures should not be viewed as a substitute for financial results in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures which may be presented by other companies. (Please refer to the "Explanation of Non-GAAP Financial Measures" and the "Non-GAAP Reconciliation" table contained in the Company's press releases announcing earnings for additional information.)

The three strategic metrics were 1) Regulatory Compliance and Assessment, 2) Internal Controls, and 3) Shareholder, Customers, and Community outcomes. These qualitative factors play a crucial role in the cash incentive program by ensuring a comprehensive evaluation of performance beyond just numerical targets. These factors allow for a more balanced and holistic assessment of employees' contributions taking into account individual behaviors and adherence to laws and regulations, ensuring that employees not only meet their goals but also do so in a manner that aligns with the Company's values and legal requirements. They also reflect the future impact of current decisions, promoting long-term thinking and sustainable performance.

The weights and performance goals for all seven metrics are shown below:

Bank Performance Metrics	Performance % of Award Opportunity	Threshold*	Target*	Superior*
Core Earnings	40%	$65,700,000	$87,600,000	$109,500,000
Core Non-Interest Expense Percentage of Assets Ratio	15%	2.23%	2.03%	1.82%
Core Non-Interest Expense Dollar	15%	$312,498,000	$284,089,000	$255,680,000
Net Deposit Growth	10%	3%	13%	23%

*   Payout Range: Threshold: 50%; Target: 100%; Superior: 150%

Strategic Management Metrics	Performance % of Award Opportunity	Quantitative and Qualitative Measures, including:
Regulatory Compliance and Assessments	7.5%	**Quantitative and Qualitative Measures, including:** ● Regulatory Assessments and Outcomes ● Audit Results - internal and external ● Clearing Matters Requiring Attention ● Risk Assessments
Shareholders, Customers, Community	7.5%	**Quantitative and Qualitative Measures, including:** ● Engagement Survey Scores ● Customer Satisfaction (including Net Promoter and Google Scores) ● GlassDoor Ratings ● Diversity and Inclusion ● Business Continuity and Management ● Strategic Integrations of Acquisitions/Conversions
Internal Controls	5%	**Quantitative and Qualitative Measures, including:** ● Internal Policy and Procedures ● Information and Communications – safeguarding data ● Third Party Risk Management ● Data Governance ● ERM program – enhancements in line with Company Growth

*   Payout Rang: Threshold: 50%; Target: 100%; Superior: 150%

The financial metric performance goals were derived from the Company's 2025 Strategic Plan, which was approved by the Board in December 2024.

Target Incentive Awards for the NEOs

The following table shows the 2025 cash incentive targets for the Company's NEOs.

Name	Target Bonus	Percent of Salary
Christopher D. Maher	$ 775,000	77.89%
Patrick S. Barrett	400,000	69.57%
Joseph J. Lebel III	475,000	82.61%
Michele B. Estep	200,000	45.69%
Steven J. Tsimbinos	200,000	45.69%

In the Company's CIP, corporate and individual performance modifiers work together to ensure a balanced and comprehensive evaluation of both the Company's overall success and individual contributions.

Corporate performance metrics are primarily focused on the Bank's financial and strategic outcomes. This ensures that the Bank's financial health and regulatory compliance are prioritized, thereby supporting shareholder value and long-term sustainability. Corporate performance metrics can be assessed and paid out up to 150%.

On the other hand, individual performance modifiers recognize exceptional individual contributions and are determined through a comprehensive evaluation of an employee's overall performance, which reflects both the goals achieved and the behaviors exhibited. This component is particularly important for retaining and motivating high performers. Individual performance modifiers can be assessed and paid out up to 150%.

By combining these two components, the CIP ensures that employees are motivated to contribute to the Bank's overall success while also recognizing and rewarding individual excellence. This approach helps to align employees' interests with those of the Bank, promoting both collective and individual achievements.

See "*How Compensation is Determined*" and "*The Role of the Compensation Committee*" regarding disclosure on how total compensation opportunities are determined for each NEO.

2025 Performance Against Incentive Targets and Final Payout

With respect to each performance metric, the table below shows the weighting, quantitative performance goals (at threshold, target, and superior) and actual performance. In addition, the table shows the weighted percentage of the cash incentive target earned for each performance metric and the total percentage earned for 2025.

Performance Metric	2025 Performance Level			Metric Weighting	Payout %	Weighted Payout %
	Threshold	Target	Superior			
Core Earnings	$65.7 M	**Actual $81.9 M** $87.6 M	$109.5 M	40%	87%	34.8%
Core Non-Interest Expense %	2.23%	**Actual 2.05%** 2.03%	1.82%	15%	94%	14.1%
Core Non-Interest Expense $	$312.5 M	**Actual $279.4 M** $284.1 M	$255.7 M	15%	108%	16.2%
Net Deposit Growth	**Actual 3.6%** 3%	13%	23%	10%	54%	5.4%
Regulatory Compliance and Assessments	50%-99%	**Target** 100%	101%-150%	7.5%	100%	7.5%
Shareholders, Customers, and Community	50%-99%	**Target** 100%	101%-150%	7.5%	100%	7.5%
Internal Controls	50%-99%	**Target** 100%	101%-150%	5%	100%	5.0%
					Total Funding	**90.5% of Target**

When the Compensation Committee evaluated the 2025 financial performance, the Committee approved limited adjustments to certain CIP performance metric target values to reflect finalized financial results and related accounting reclassifications. These adjustments were made to realign performance outcomes with the Company's underlying operating performance, preserve the original intent of the incentive framework, and avoid unintended incentive outcomes that would not have appropriately reflected overall performance for the year. The Committee believes these actions support the integrity of the Company's pay-for-performance philosophy and alignment with stockholder interests. As a result of these adjustments, the weighted payout of this CIP performance metric was reduced.

Based on these results, the Company funded the incentive plan at 90.5% of target, up from the previous year's incentive plan funding of 84.9% of target. However, bonus payouts for NEOs were above 90.5% of target due to each NEO's performance in achieving prescribed individual performance goals. These individual performance goals were established by the Compensation Committee (for the CEO) and by the CEO (for all other NEOs) at the beginning of the performance period. The table below shows each NEO's 2025 annual incentive payout and percentage of total bonus earned, which reflects the Compensation Committee's evaluation of each NEO's attainment of individual performance goals.

Name	2025 Target Bonus	2025 Bonus	Percentage of 2025 Target Bonus
Christopher D. Maher	$ 775,000	$ 890,746	115%
Patrick S. Barrett	400,000	452,500	113%
Joseph J. Lebel III	475,000	537,344	113%
Michele B. Estep	200,000	271,500	136%
Steven J. Tsimbinos	200,000	271,500	136%

Long-Term Incentive Awards

The 2025 long-term incentive awards consist of 50% time-based restricted stock and 50% performance-based restricted stock for all NEOs. Our long-term incentive compensation is intended to incentivize our NEOs to achieve key financial goals, enhance stockholder value, promote executive stock ownership, and facilitate executive retention.

The Compensation Committee set each NEO's target LTI value based on various factors, including prevailing market conditions, performance and responsibilities of individual executives, current pay levels, the value of awards previously granted, and the benchmarking study. Awards for 2025 to the NEOs are shown below.

Name	Time-Based Stock Awards	Performance-Based Stock Awards
Christopher D. Maher	$ 520,057	$ 516,102
Patrick S. Barrett	275,049	272,935
Joseph J. Lebel III	475,032	471,440
Michele B. Estep	250,051	248,125
Steven J. Tsimbinos	250,051	248,125

Performance-Based Restricted Stock Awarded in 2025

Performance-based restricted stock awards cliff vest at the end of a three-year performance period based on achievement against the following performance measures: (i) Relative Return on Average Assets ("ROAA") (3-year average) (weighted 40%), (ii) Relative Earnings Per Share (3-year cumulative growth) (weighted 40%), and (iii) Relative 3-year Total Shareholder Return ("TSR") (weighted 20%). Relative performance is compared to the KBW Nasdaq Regional Banking Index ("KRX"). Relative performance, using market and financial performance, provides a comprehensive and robust performance assessment. Performance-based awards have a possible payout range of 0% to 150% of target. This payout range is consistent with market practice, provides competitive payout opportunities, and correlates to achieved performance.

The performance metrics were selected because they are linked to the creation of stockholder value and are consistent with the Company's business and strategic plans, prudent decision-making, and safe and sound business practices.

Performance Metrics for the 2025 performance-based restricted stock awards will be measured at the end of the three-year period. The relative performance goals remain unchanged since 2023, and the Committee reviewed and approved them in early 2025.

Past Grants of Performance-Based Restricted Stock Eligible to Vest

The following table depicts the level of vesting for performance-based restricted stock granted in past years:

Grant Year	Vesting Year	ROAA Target	ROAA Results	Payout Range			
				None	Threshold	Target	Superior
FY20	2021	1.25%	0.64%				
	2022	1.25%	0.95%				
	2023	1.25%	1.11%				
	2024	1.25%	0.78%				
	2025	1.25%	0.69%				
FY21	2022	0.69%	0.95%				
	2023	0.78%	1.11%				
	2024	0.86%	0.78%				
	2025	0.86%	0.69%				

Grant Year	Vesting Year	Metric	Target	Results	Payout Range			
					None	Threshold	Target	Superior
FY22	2025 (3-Year Cliff Vest)	3-Year Average ROAA	1.01%	0.86%				
		3-Year Cumulative EPS	$7.14	$5.72				
		Total Shareholder Return	50th percentile	<25th percentile				

Grant Year	Vesting Year	Metric	Target	Results	Payout Range			
					None	Threshold	Target	Superior
FY23[1]	2026 (3-Year Cliff Vest)	3-Year Average ROAA	50th percentile	<25th percentile				
		3-Year EPS Growth	50th percentile	<25th percentile				
		Total Shareholder Return	50th percentile	<25th percentile				

(1) For the FY23 performance share grant, the Compensation Committee approved a three-year performance-based award structure designed to further strengthen alignment between executive compensation and long-term stockholder value creation. In connection with this grant, the Committee modified the performance measurement framework by transitioning from absolute performance targets to relative performance measured against a peer group, with results determined based on percentile ranking. The Committee believes this change enhances the rigor of the program, accounts for varying economic and industry conditions, and more effectively links payouts to the Company's performance relative to its peers.

Time-Based Restricted Stock

2025 time-based restricted stock awards will vest in equal installments over four years, subject to continued employment with the Company.

Realizable Pay Analysis

The Compensation Committee regularly reviews actual pay outcomes of past compensation decisions, using a "realizable pay analysis," to evaluate pay and performance alignment. This analysis helps us assess if our compensation program is working as intended and if adjustments are needed to drive the Company's pay-for-performance philosophy.

This section explains how the CEO's realizable pay compares to his target pay over the three-year period ended December 31, 2025. Target pay includes base salary, target

cash incentive, and the target value of long-term incentive awards (i.e., grant value). Realizable pay reflects salary, actual bonuses, and the current value of equity awards, using the shared price on December 31, 2025.

As shown below, the CEO's realizable pay was 3% below target for the three-year period ended December 31, 2025, reflecting the Company's performance during that period. The Committee believes this analysis confirms the Company's strong correlation between pay and performance.

CEO Pay (2023, 2024, and 2025 combined)



Benefits

All NEOs participate in the benefit plans generally available to the Company's employees, including welfare plans that provide medical, dental, vision, life, accidental death and disability, short- and long-term disability benefits, health care and dependent care flexible spending accounts, the 401(k) Plan, and the Bank's Employee Stock Ownership Plan ("ESOP"). The Company also maintains a supplemental executive retirement plan ("SERP") covering Mr. Maher. This SERP is intended to promote continued

service of Mr. Maher by providing supplementing his other qualified retirement plan benefits, which are limited by law. Mr. Maher's benefit is based on an agreed-upon schedule of annual contributions. The Company did not make any significant changes to the benefits offered to its NEOs in 2025. See "*Executive Compensation – Nonqualified Deferred Compensation – Supplemental Executive Retirement Plan.*"

Deferred Compensation

The Company provides the CEO with the option to defer current compensation under the Deferred Compensation Plan for Executives (the "Deferral Plan"). The Deferral Plan previously permitted eligible executives selected by the Bank's Board to

elect to defer receipt of up to 100% of base salary and annual bonus. The Deferral Plan is currently not accepting new participants.

Perquisites

The Company provided perquisites to certain NEOs in the form of Company-paid automobile benefits, country club dues, provision of a comprehensive executive physical, and non-cash fringe benefits. These perquisites are included in the footnotes

and narratives to the *Summary Compensation Table*. The NEOs are subject to the Company's Travel and Entertainment Policy, which governs the reimbursement of business-related travel, dining, and entertainment expenses for all employees.

Employment Agreements

The Company's continued success depends to a significant degree on the skills and competence of our NEOs. We have employment agreements with several of our NEOs, and, under those agreements, the NEOs are eligible for severance payments and benefits in the event of certain terminations or a change in control of the Company. The employment agreements are intended to ensure the Company can maintain a stable, competent management team. The employment agreements also include restrictive covenants (non-competition, non-solicitation, and confidentiality) to protect the Company's business interests after executives leave our employment. The employment agreements are described later in this proxy statement under "*Executive Compensation – Employment Agreements.*"

Stock Ownership Guidelines

The Board, upon the recommendation of the Leadership Committee, has adopted stock ownership guidelines (the "Guidelines") for non-employee directors and the NEOs to better align their interests with those of the Company's stockholders. The Guidelines provide that the CEO must own Company stock with a market value of at least five times his annual base salary, and each other NEO must own Company stock with a market value of at least three times his or her annual base salary. An NEO who has not yet met the ownership requirement must retain all of the net vested restricted stock and net shares delivered after exercising stock options (where "net shares" refers to the shares that remain after shares are sold or netted to pay the exercise price of options and any withholding taxes).

All NEOs were in compliance with the Guidelines on December 31, 2025, except for Mr. Maher. Mr. Maher had previously been in compliance but was temporarily out of compliance as of December 31, 2025, due to the Company's stock volatility shortly after the announcement of the Flushing merger. Mr. Maher has since returned to compliance with the Guidelines as of the printing of the Proxy Statement. Shares that counted toward the ownership requirements as of December 31, 2025 included those owned by the officer, including shares held in the officer's ESOP and 401(k) accounts, and unvested time-based restricted stock/units.

Mitigating Risk in Our Executive Compensation Program

The Company recognizes that banks must follow sound compensation practices and avoid compensation programs that could encourage executives to take excessive or imprudent risks. The Compensation Committee believes our executive pay mix motivates our executives and rewards performance without promoting undue risk-taking. While performance-based incentives are important, they are balanced with fixed compensation that supports steady performance grounded in safe and sound banking practices. We also conduct an annual comprehensive risk review of all Company-sponsored compliance programs. he Company's compensation program for the NEOs is designed to mitigate risk by:

- providing non-performance-based salaries, retirement, and benefits that are competitive in the market and provide executives with a stable and ample income without reliance on incentives;
- incorporating cash incentives to reward annual performance in accordance with the Company's predefined annual and strategic goals and objectives;

- including long-term incentives in the form of time-vested and performance-based restricted stock awards to focus the NEOs' attention on long-term stockholder value;
- assessing performance comprehensively reflecting multiple dimensions including financial, qualitative, ESG, and market performance; and
- considering prior period results, the exposure to risk, and actual risk outcomes in determining current and future compensation.

To further mitigate risk arising from performance-based compensation, the Compensation Committee uses risk-focused metrics when appropriate, applies "clawbacks" to recover payments if needed, and uses performance periods longer than one year. Our use of long-term equity awards and required executive stock ownership helps align executives' interests with stockholders and discourages excessive risk-taking. These features help us reward strong performance while still identifying, monitoring, and prudently managing risk.

To ensure that the Compensation Committee adequately considers risks inherent in our compensation program, the CRO conducts a compensation risk assessment in the first quarter of each year, which is presented to and reviewed by the Compensation Committee. This assessment reviews the actual and potential risks created by the Company's compensation program and analyzes the Company's controls and risk-mitigation mechanisms. After review of the risk assessment presented in 2025, the Compensation Committee believes that the Company's compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company and that the policies (1) appropriately balance risk and financial results in a manner that does not encourage employees to expose the Company to imprudent risk, (2) are compatible with effective controls and risk management, and (3) are supported by strong corporate governance, including active and effective oversight by the Company's Board of Directors.

Hedging/Pledging Policy

To ensure that the interests of directors and senior executive officers are aligned with the interests of the Company's stockholders, the Company has adopted an anti-hedging/pledging policy that prohibits (without Board approval) directors and executive officers from: (1) directly or indirectly engaging in hedging or monetization transactions, through transactions in the Company's securities or through financial instruments designed for that purpose or achieving that effect, including equity swaps, puts, calls, collars, forwards, exchange funds and prepaid variable forwards, or (2) pledging or hypothecating the Company's securities as collateral for a loan, including through the use of a traditional margin account with a securities broker. Any request to engage in a hedging or pledging transaction must be submitted to the General Counsel, with a description of the transaction(s) and the reasons for the transaction(s), at least two weeks in advance. The General Counsel will review the circumstances and reasons for this request and determine whether there is a valid reason to approve the transaction and then make a recommendation to the Board for a final decision.

Insider Trading Policy

The Company maintains an Insider Trading Policy which states that the Company's directors, officers, and employees, as well as anyone who received confidential information about the Company from these persons, have a responsibility not to participate in the market for the Company's stock while aware of material information about the Company that has not been disclosed. Under the Insider Trading Policy, any purchase or sale of Company stock by Directors or selected officers must be pre-cleared by the Company's General Counsel and may only be transacted during a "window" period beginning of the third business day after the public release of the Company's quarterly financial information and continuing until the 15th day of the last month prior to the end of the quarter. Consequences for violations of the Insider Trading Policy may include civil and criminal penalties, as well as disciplinary action by the Company.

Clawback Policy

In 2023, the Board of Directors adopted a clawback policy that complies with the Nasdaq listing standards as mandated by the SEC. The policy requires the clawback of incentive-based compensation erroneously received by current or former executive officers after an accounting restatement (calculated based on the error subsequently corrected in the restatement), regardless of any misconduct or knowledge on the part of the officer who received the compensation. This policy is intended to supplement any other clawback provisions implemented by the Company in effect now, or in the future. In addition to the SEC compliant clawback policy, our incentive-based compensation is subject to a second clawback policy, which provides that after certain adverse events, such as if the Company is required to prepare an accounting restatement due to its material noncompliance with financial reporting requirements under U.S. securities laws or officer misconduct, the Company may, to the extent permitted by governing law, pursue reimbursement of any performance-based compensation paid, including to the NEOs, to the extent such compensation was an overpayment based on erroneous data, or to the extent determined by the Compensation Committee based upon the relevant facts and circumstances. The Company may only clawback payments made not more than three years prior to the announcement of a restatement or, in all other cases, not more than three years prior to the circumstances giving rise to the clawback.

Policies and Practices Related to the Grant of Certain Equity Awards

While the Company does not have a formal policy or obligation that requires it to grant or award equity-based compensation on a specific date, the Compensation Committee and the Board of Directors have a historic practice of not granting stock options to executive officers during closed quarterly trading windows as determined under the Company's Insider Trading Policy. Consequently, the Company has not granted, and does not expect to grant any stock options to any named executive officers within four business days preceding or one business day after the filing with the Securities and Exchange Commission of any report on Forms 10-K, 10-Q, or 8-K that discloses material non-public information. The Compensation Committee and the Board of Directors do not take material non-public information into account when determining the timing of equity awards nor do they time the disclosure of such information to affect the value of executive compensation. The Company did not grant any stock options to its executive officers, including the named executive officers, during the fiscal year ended December 31, 2025.

Compensation Committee Report

The following is the report of the Compensation Committee with respect to the Company's Compensation Discussion and Analysis for the fiscal year ended December 31, 2025.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management of the Company. Based on the review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and the Company's proxy statement for the Annual Meeting of Stockholders to be held on May 27, 2026.

The Compensation Committee

Jack M. Farris, Chair
Kimberly M. Guadagno
Grace C. Torres
Patricia L. Turner
Dalila Wilson-Scott

Executive Compensation

Summary Compensation Table

The following table sets forth certain summary information regarding the compensation paid or accrued by the Company during the fiscal years ended December 31, 2025, 2024, and 2023 for the NEOs.

Name and Principal Position	Year	Salary ($)	Stock Awards		Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
			Time-based Stock Awards ($)[1]	Performance-based Stock Awards ($)[2]				
Christopher D. Maher, Chairman and CEO of the Company and the Bank	2025	995,000	520,057	516,102	890,746	3,269	199,166	3,124,340
	2024	965,000	520,001	514,790	888,266	2,763	159,060	3,049,880
	2023	950,000	540,057	546,544	736,560	5,129	154,906	2,933,196
Patrick S. Barrett, Senior Executive Vice President and CFO of the Company and the Bank	2025	575,000	275,049	272,935	452,500	—	184,466	1,759,950
	2024	465,750	275,000	272,245	318,375	—	47,593	1,378,963
	2023	450,000	300,011	303,640	285,120	—	65,327	1,404,098
Joseph J. Lebel III, President and Chief Operating Officer of the Bank	2025	575,000	475,032	471,440	537,344	—	119,139	2,177,955
	2024	553,725	475,033	470,243	463,766	—	93,361	2,056,128
	2023	535,000	495,084	500,994	470,250	—	84,738	2,086,066
Michele B. Estep, Senior Executive Vice President and Chief Administrative Officer of the Bank	2025	437,750	250,051	248,125	271,500	—	83,102	1,290,528
	2024	425,000	250,011	247,496	254,700	—	71,509	1,248,716
	2023	325,000	270,028	273,280	198,000	—	63,179	1,129,487
Steven J. Tsimbinos, Senior Executive Vice President, General Counsel and Corporate Secretary of the Company and the Bank	2025	437,750	250,051	248,125	271,500	—	82,206	1,289,632
	2024	425,000	250,011	247,496	254,700	—	61,123	1,238,330
	2023	325,000	270,028	273,280	198,000	—	59,226	1,125,534

(1) Reflects the value of time-based restricted stock granted to the executive officers based on the grant date fair value of the awards granted in the year shown computed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718. See Grants of Plan-Based Awards for the amount of time-based and performance-based restricted stock granted and the share prices on the dates of grant.

(2) Reflects the value of the Target tier of performance-based restricted stock awards granted to the executive officers based on the grant date fair value of the awards granted in the year shown computed in accordance with FASB ASC 718. For the market component of the 2025, 2024, and 2023 awards, the grant date fair value was calculated by using a Monte Carlo model as determined under FASB ASC 718. See note 12 to the Company's audited consolidated financial statements for the fiscal year ended December 31, 2025, filed with the Company's Annual Report on Form 10-K, for assumptions made in the valuation. The value of the 2025 performance-based restricted stock awards at the Superior tier are as follows: Mr. Maher, $724,085; Mr. Barrett, $382,929; Mr. Lebel, $661,426; Ms. Estep, $348,119; and Mr. Tsimbinos, $348,119.

(3) Reflects payments made for the year under the cash incentive compensation plan.

(4) Represents above-market or preferential earnings on non-tax-qualified deferred compensation.

(5) All other compensation consisted of the following elements for 2025:

	Christopher D. Maher		Patrick S. Barrett		Joseph J. Lebel III		Michele B. Estep		Steven J. Tsimbinos	
Employee Stock Ownership Plan Allocation	$	6,414	$	6,414	$	6,414	$	6,414	$	6,414
401(k) Plan Contribution (Company match)		12,250		12,250		12,250		12,250		12,250
SERP Allocation		53,543		—		—		—		—
Life Insurance Premiums		3,612		5,544		5,544		3,612		3,612
HSA Employer Match		—		1,167		—		—		—
Company-provided Automobile Benefit		18,849		12,000		13,180		12,000		6,176
Company-paid Club Dues		15,835		—		—		—		10,428
Company-Paid Executive Physical		5,500		—		5,500		5,500		—
Cash Dividend Payments on Vested Restricted Stock		83,163		14,252		76,251		43,326		43,326
Other[1]		—		132,839		—		—		—
TOTAL	**$**	**199,166**	**$**	**184,466**	**$**	**119,139**	**$**	**83,102**	**$**	**82,206**

(1) Reflects one-time expenses related to the relocation of Mr. Barrett's primary residence.

Employment Agreements

The Company has employment agreements with Messrs. Maher, Barrett, Lebel, and Tsimbinos.

The employment agreements have terms expiring on July 31, 2028, but they automatically renew for an additional year each August 1 unless prior written notice of non-renewal is given to the executive after the executive's performance evaluation. In addition to base salary, the agreements provide for, among other things, participation in cash incentive and stock benefit plans and other fringe benefits applicable to executive personnel. Compensation awarded under the agreements is subject to reduction or "clawback" under certain circumstances.

The agreements provide for termination at any time by the Bank or the Company for cause (as defined in the agreements) or without cause. If the Bank or the Company chooses to terminate the executive's employment for reasons other than for cause, or in the event of the executive's qualifying resignation from the Bank (and, if applicable, from the Company), the executive would be entitled to receive:

● an amount equal to the greater of (x) the remaining base salary payments the executive would have earned until the expiration of the term of the employment agreement or (y) the executive's base salary for one year, plus

● the greater of (i) the cash incentive payment paid to the executive for the prior fiscal year or (ii) the executive's target cash incentive compensation for the current fiscal year.

In the event of such a termination, the Company would also continue to pay for the executive's life, health and disability coverage for the remaining term of the employment agreement or 18 months, whichever is less. For this purpose, a "qualifying resignation" means a resignation by the executive following: (1) a change in the executive's authority, duties or responsibilities that represents a material adverse change from those in effect immediately prior to such change; (2) a material decrease in the executive's annual salary, target cash compensation (unless target cash compensation was materially decreased for all NEOs listed in the Company's most recent proxy statement), or elimination or reduction of any material benefit that the Company otherwise provides to its executives of similar rank (unless those changes are implemented for all Company employees who participate in such benefits or programs or are required by law) without the executive's prior written agreement; (3) relocation of the executive's principal place of employment to a location that increases the executive's commute by more than 30 miles one way; or (4) a material breach of the agreement by the Company.

Under the agreements, if a qualifying resignation or involuntary termination (other than for cause) follows a change in control of the Company (as defined in the agreements), the executive would be entitled to a severance payment (the "Change in Control Payment") equal to the sum of (x) the executive's base salary and (y) the greater of (i) the cash incentive payment paid to the executive for the prior fiscal year or (ii) the target cash incentive compensation for the current fiscal year. The executive would also be entitled to continued health and welfare benefits as described above. If the Bank is adequately capitalized for regulatory purposes at the time of the change in control, each executive's Change in Control Payment generally will be multiplied by a factor of three. However, the total value of a Change in Control Payment (including any insurance benefits provided) may not exceed three times the sum of (x) the executive's salary or (y) the greater of (i) the cash incentive payment paid to the executive for the prior fiscal year and the (ii) target cash compensation for the current fiscal year. If the amount of such termination benefits are deemed to be parachute payments as defined in section 280G of the Internal Revenue Code, such termination benefits will be reduced to an amount $1.00 less than the amount that triggers such excise tax, but only if such reduced amount is greater than the aggregate amount of the termination benefits unreduced less the amount of the excise tax and any applicable state and federal taxes.

If the executive dies during the time he or she is receiving any of the above severance payments, such payments will be made to the executive's beneficiaries or estate. Each executive is subject to certain confidentiality provisions, as well as certain non-competition and non-solicitation provisions during the term of the agreement and for one year post termination. The employment agreements provide that disputes will be resolved by arbitration, with the prevailing party awarded attorneys' fees. The employment agreements also provide that the Company will indemnify the executive to the fullest extent allowable under Delaware law and, if applicable, federal law.

Change in Control Agreement

The Bank and the Company entered into a change in control agreement ("CIC Agreement") with Ms. Estep, with a two-year term, currently expiring on July 31, 2027. The CIC Agreement provides that the Board of the Company may, annually, extend the CIC Agreement for an additional year unless written notice of non-renewal is given after conducting a performance evaluation of Ms. Estep. The CIC Agreement provides that in the event of voluntary or involuntary termination follows a change in control of the Bank or the Company (as defined in the agreement), Ms. Estep would be entitled to a severance payment equal to two times the sum of (x) Ms. Estep's base salary and (y) the greater of (i) the cash incentive payment paid to her for the prior fiscal year or (ii) her target cash incentive compensation for the current fiscal year. The Company and the Bank would also continue and pay for her life, health and disability coverage for 18 months following termination. However, if the amount of such termination benefits are deemed to be parachute payments as defined in section 280G of the Code, such termination benefits will be reduced to an amount $1.00 less than the amount that triggers such excise tax, but only if such reduced amount is greater than the aggregate amount of the termination benefits unreduced less the amount of the excise tax and any applicable state and federal taxes.

Grants of Plan-Based Awards

The following tables set forth information regarding non-equity incentive plan awards and restricted stock awards to the NEOs during the Company's fiscal year ended December 31, 2025.

Name	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]		
	Threshold ($)	Target ($)	Maximum ($)
Christopher D. Maher	387,500	775,000	1,162,500
Patrick S. Barrett	200,000	400,000	600,000
Joseph J. Lebel III	237,500	475,000	712,500
Michele B. Estep	100,000	200,000	300,000
Steven J. Tsimbinos	100,000	200,000	300,000

(1) Amounts shown represent the range of potential payouts for fiscal year 2025 performance under the 2025 Cash Incentive Compensation Plan. The performance period for the non-equity awards was January 1, 2025 through December 31, 2025. See "Compensation Discussion and Analysis – Elements of Compensation – Cash Incentive Awards" and "Summary Compensation Table" for the actual payouts made in 2025.

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards[1] Number of Shares of Stock or Units			All Other Stock Awards: Number of Shares of Stock or Units (#)[2]	Grant Date Fair Value of Stock Awards ($)[3]
		Threshold (#)	Target (#)	Maximum (#)		
Christopher D. Maher	2/28/25	14,437	28,873	43,310	28,876	1,036,159
Patrick S. Barrett	2/28/25	7,635	15,270	22,904	15,272	547,984
Joseph J. Lebel III	2/28/25	13,188	26,375	39,562	26,376	946,471
Michel B. Estep	2/28/25	6,941	13,881	20,822	13,884	498,176
Steven J. Tsimbinos	2/28/25	6,941	13,881	20,822	13,884	498,176

(1) Refers to awards of performance-based restricted shares of Company stock under the 2020 Stock Incentive Plan. Awards vest on March 1, 2028 subject to attainment of defined performance criteria.
(2) Refers to awards of time-based restricted shares of Company common stock under the 2020 Stock Incentive Plan. Awards vest in four equal annual installments beginning on the date of grant.
(3) Reflects the grant date fair value of the time-based restricted stock awards and the grant date fair value of the performance-based restricted stock vesting at the Target level granted to the executive officers in accordance with FASB ASC 718. For the market component of the performance-based award, the grant date fair value was calculated using a Monte Carlo model, as determined under FASB ASC 718. See note 12 to Company's audited consolidated financial statements for the fiscal year ended December 31, 2025, filed with the Company's Annual Report Form 10-K for assumptions made in the valuation.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding stock options and stock awards held by the NEOs at December 31, 2025.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Christopher D. Maher	59,677	—	17.28	3/16/26	—	—	—	—
	73,400	—	29.01	3/15/27	—	—	—	—
	25,275	—	27.40	1/24/28	—	—	—	—
	109,060	—	25.20	3/01/29	—	—	—	—
	166,380	—	20.44	2/28/30	—	—	—	—
	—	—	—	—	6,032	108,274	—	—
	—	—	—	—	11,384	204,343	—	—
	—	—	—	—	26,157	469,518	—	—
	—	—	—	—	28,876	518,324	—	—
	—	—	—	—	—	—	22,766	408,650
	—	—	—	—	—	—	34,876	626,024
	—	—	—	—	—	—	28,873	518,276
Patrick S. Barrett	—	—	—	—	2,502	44,911	—	—
	—	—	—	—	6,324	113,516	—	—
	—	—	—	—	13,833	248,302	—	—
	—	—	—	—	15,272	274,132	—	—
	—	—	—	—	—	—	12,648	227,032
	—	—	—	—	—	—	18,444	331,070
	—	—	—	—	—	—	15,269	274,085

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Joseph J. Lebel III	37,500	—	17.28	3/16/26	—	—	—	—
	45,000	—	29.01	3/15/27	—	—	—	—
	15,485	—	27.40	1/24/28	—	—	—	—
	100,670	—	25.20	3/01/29	—	—	—	—
	153,585	—	20.44	2/28/30	—	—	—	—
	—	—	—	—	5,529	99,246	—	—
	—	—	—	—	10,436	187,326	—	—
	—	—	—	—	23,895	428,915	—	—
	—	—	—	—	26,376	473,449	—	—
	—	—	—	—	—	—	20,869	374,593
	—	—	—	—	—	—	31,858	571,851
	—	—	—	—	—	—	26,375	473,425
Michele B. Estep	7,875	—	22.69	3/01/26	—	—	—	—
	50,335	—	25.20	3/01/29	—	—	—	—
	76,790	—	20.44	2/28/30	—	—	—	—
	—	—	—	—	3,016	54,137	—	—
	—	—	—	—	5,692	102,171	—	—
	—	—	—	—	12,576	225,739	—	—
	—	—	—	—	13,884	249,218	—	—
	—	—	—	—	—	—	11,383	204,331
	—	—	—	—	—	—	16,767	300,974
	—	—	—	—	—	—	13,881	249,170

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Steven J. Tsimbinos	15,000	—	17.28	3/16/26	—	—	—	—
	37,500	—	29.01	3/15/27	—	—	—	—
	12,915	—	27.40	1/24/28	—	—	—	—
	50,335	—	25.20	3/01/29	—	—	—	—
	76,790	—	20.44	2/28/30	—	—	—	—
	—	—	—	—	3,016	54,137	—	—
	—	—	—	—	5,692	102,171	—	—
	—	—	—	—	12,576	225,739	—	—
	—	—	—	—	13,884	249,218	—	—
	—	—	—	—	—	—	11,383	204,331
	—	—	—	—	—	—	16,767	300,974
	—	—	—	—	—	—	13,881	249,170

(1) 25% of the restricted stock vests on March 1 of each year following the grant date, subject to the executive's continued service on the relevant vesting dates, with one exception: Mr. Barrett's first restricted stock award vests at a rate of 50% on March 1, 2024 and then at 25% on each of March 1, 2025 and 2026.

With respect to Mr. Maher's shares that have not vested, 6,032 shares vest on March 1, 2026; 11,384 shares vest in equal installments on March 1, 2026 and 2027; 26,157 shares vest in equal installments on March 1, 2026, 2027, and 2028; and 28,876 shares vest in equal installments on March 1, 2026, 2027, 2028, and 2029.

With respect to Mr. Barrett's shares that have not vested, 2,502 shares vest on March 1, 2026; 6,324 shares vest in equal installments on March 1, 2026 and 2027; 13,833 shares vest in installments on March 1, 2026, 2027, and 2028; and 15,272 shares vest in equal installments on March 1, 2026, 2027, 2028, and 2029.

With respect to Mr. Lebel's shares that have not vested, 5,529 shares vest on March 1, 2026; 10,436 shares vest in equal installments on March 1, 2026 and 2027; 23,895 shares vest in equal installments on March 1, 2026, 2027, and 2028; and 26,376 shares vest in equal installments on March 1, 2026, 2027, 2028, and 2029.

With respect to Ms. Estep's shares that have not vested, 3,016 vest on March 1, 2026; 5,692 shares vest in equal installments on March 1, 2026 and 2027; 12,576 shares vest in equal installments on March 1, 2026, 2027, and 2028; and 13,884 shares vest in equal installments on March 1, 2026, 2027, 2028, and 2029.

With respect to Mr. Tsimbinos's shares that have not vested, 3,016 shares vest on March 1, 2026; 5,692 shares vest in equal installments on March 1, 2026 and 2027; 12,576 shares vest in equal installments on March 1, 2026, 2027, and 2028; and 13,884 shares vest in equal installments on March 1, 2026, 2027, 2028, and 2029.

(2) Market value computed using the closing price of the Company's common stock on December 31, 2025 ($17.95).

(3) Represents the Target tier for performance-based restricted stock awards granted in 2023, 2024, and 2025.

For the 2023 award, each performance-based award vests on March 1, 2026 at 50% of Target level for Threshold performance or up to 150% of Target level performance for Superior performance, depending on the attainment of performance goals for the three-year period from January 1, 2023 through December 31, 2025, or are forfeited if the Threshold performance is not met.

For the 2024 award, each performance-based award vests on March 1, 2027 at 50% of Target level for Threshold performance or up to 150% of Target level performance for Superior performance, depending on the attainment of performance goals for the three-year period from January 1, 2024 through December 31, 2026, or are forfeited if the Threshold performance is not met.

For the 2025 award, each performance-based award vests on March 1, 2028 at 50% of Target level for Threshold performance or up to 150% of Target level performance for Superior performance, depending on the attainment of performance goals for the three-year period from January 1, 2025 through December 31, 2027, or are forfeited if the Threshold performance is not met.

Option Exercises and Stock Vested

The following table sets forth information regarding exercises of options or vesting of restricted shares during the fiscal year ended December 31, 2025.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)[1]**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)[1]**
Christopher D. Maher	—	—	39,822	717,194
Patrick S. Barrett	—	—	10,275	185,053
Joseph J. Lebel III	—	—	36,487	657,131
Michele B. Estep	—	—	20,373	366,918
Steven J. Tsimbinos	—	—	20,373	366,918

(1) Computed using the closing price of the Company's common stock on the applicable vesting date.

Nonqualified Deferred Compensation

The Bank maintains a non-qualified SERP to provide Mr. Maher with additional retirement benefits. In connection with Mr. Maher's SERP, the Bank funds a bookkeeping account for the benefit of his retirement and makes an annual contribution to such account. Such account will be paid in full upon the termination of his employment due to his retirement after age 65, or if a resignation for Good Reason (as defined in the plan), termination without Cause (as defined in the plan) or his death or disability, plus the credit amount for that plan year.

If Mr. Maher's employment terminates for Cause, no payment shall be made. In the event of resignation without Good Reason, Mr. Maher will be paid the balance of the account, less contributions for the preceding five years and less any earnings on those forfeited contributions. If a change in control occurs before Mr. Maher's 65th birthday while he remains employed, such account will be paid in full plus the present value of the credit amounts for the next three plan years.

Nonqualified Deferred Compensation Plan for Executives

The Deferral Plan previously allowed eligible officers selected by the Bank's Board of Directors to defer receipt of up to 100% of base salary and annual bonus pursuant to the terms of the Plan. The Plan currently maintains balances from prior deferrals but is currently not accepting new contributions. Participating executives' prior deferrals were credited to a bookkeeping account and are increased on the last day of each month by interest earned at the rate equal to the New York Life Anchor Stable Fund Rate for the 401(k) Plan plus 250 basis points.

The following table sets forth certain information regarding nonqualified deferred compensation benefits to Mr. Maher during the Company's fiscal year ended December 31, 2025:

Name	Plan Name	Executive contributions in last FY ($)	Registrant contributions in last FY ($)	Aggregate earnings in last FY ($)	Aggregate withdrawals/ distributions ($)	Aggregate balance at last FYE[1] ($)
Christopher D. Maher	SERP	—	53,543[2]	31,779	—	616,750

(1) A portion of the amount listed as earnings and included in the aggregate balance at last fiscal year end has been reported in our Summary Compensation Table because the earnings are considered "above market".

(2) Represents annual SERP contribution. The contributions are credited to a bookkeeping account and reflected as a liability on the Company's financial statements. Contributions and related earnings are taxed to the participant in the year they are distributed.

Potential Payments upon Termination or Change in Control

The following describes the provisions of contracts, agreements or plans (other than plans available generally to salaried employees that do not discriminate in favor of executive officers) that provide for payments to executive officers at, following, or in connection with termination of employment or a change in control of the Company.

Employment Agreements — Involuntary or Constructive Termination

The employment agreements of Messrs. Maher, Barrett, Lebel, and Tsimbinos provide for certain severance payments in the event employment is terminated by the Company or the Bank without cause or upon the Executive's qualifying voluntary resignation (as such terms are defined in the agreements). The severance payment provided under the employment agreements would be equal to the greater of (x) the remaining base salary payments the executive would have earned until the expiration of the term of the employment agreement and (y) the executive's base salary for one year, plus the greater of (i) the cash incentive payment paid to the executive for the prior fiscal year or (ii) the target cash compensation for the current fiscal year. In the event of such a qualifying termination, the Company would also continue to pay for the executive's life, health and disability coverage for the lesser of the remaining term of the employment agreement or 18 months.

Employment and Change in Control Agreements — Involuntary or Constructive Termination Following Change in Control

The employment agreements of Messrs. Maher, Barrett, Lebel, and Tsimbinos, and the CIC Agreement for Ms. Estep, provide for certain payments if the officer's employment is terminated by the Company or the Bank following a "change in control" due to (i) the executive's dismissal, other than for cause, or (ii) the executive's qualifying voluntary resignation, each as defined under the agreements. Under the employment agreements for Messrs. Maher, Barrett, Lebel and Tsimbinos, such payment would be equal to the sum of (x) executive's base salary or (y) the greater of (i) the cash incentive payment paid to the executive for the prior fiscal year and (ii) the target cash incentive compensation for the current fiscal year (such sum the "CIC Payment Amount"). If the Bank is adequately capitalized for regulatory purposes at the time of the change in control, each executive's CIC Payment Amount will be multiplied by a factor of three, provided, however, that the total value of the CIC Payment Amount (including any insurance benefits provided) will not exceed three times the sum of (x) the executive's salary and (y) the greater of (i) the cash incentive payment paid to the executive for the prior fiscal year or the (ii) target cash incentive compensation for the current fiscal year. Under Ms. Estep's CIC Agreement, in such event, she would be entitled to a payment equal to two times the CIC Payment Amount. Each executive would also be entitled to continued health and welfare benefits as described above. If the amount of such termination benefits is deemed to be parachute payments as defined in Section 280G of the Internal Revenue Code, such termination benefits will be reduced to an amount $1.00 less than the amount that triggers such excise tax, but only if such reduced amount is greater than the aggregate amount of the termination benefits unreduced less the amount of the excise tax and any applicable state and federal taxes. To the extent such payments constituted an excess parachute payment resulting in the imposition of an excise tax on the recipient, the excess amount would not be deductible by the Company.

Summary of Potential Payments Upon Termination or Change in Control

The following tables summarize potential payments to each executive officer listed on the Summary Compensation Table assuming a triggering termination of employment occurred on December 31, 2025. The tables do not reflect benefits under plans that do not discriminate in favor of executive officers and are available generally to all salaried employees.

Christopher D. Maher

Payments and Benefits	Involuntary or Constructive Termination	Change in Control	Involuntary or Constructive Termination following a Change in Control[1]	Death/ Disability	Retirement	Voluntary Resignation
Cash Compensation	$ 2,570,417[2]	$ —	$ 5,649,798[3]	$ —	$ —	$ —
Value of Continued Health and Welfare Benefits	70,015[4]	—	—	—	—	—
Acceleration of Stock Awards[5]	—	—	2,334,146[6]	3,629,885[6]	2,334,146[7]	—
SERP Contribution	673,595[8]	849,606[8]	—	673,595[8]	—	269,270[9]
TOTAL	**$ 3,314,027**	**$ 849,606**	**$ 7,983,944**	**$ 4,303,480**	**$ 2,334,146**	**$ 269,270**

(1) Mr. Maher would also receive benefits set forth under "Change in Control," which are paid without regard to whether he has an involuntary or constructive termination. The benefits available on an involuntary or constructive termination in connection with or immediately following a change in control can be determined by combining the amounts in this column with the amounts in the Change in Control column.

(2) Represents an amount equal to the greater of (x) the remaining base salary payments Mr. Maher would have earned until the expiration of the term of his employment agreement and (y) his base salary for one year, plus the greater of (i) the cash incentive payment paid to Mr. Maher for the prior fiscal year or (ii) his target cash compensation for the current fiscal year.

(3) Represents an amount equal to three times the sum of (x) Mr. Maher's base salary and (y) the greater of (i) the cash incentive payment paid to Mr. Maher for the prior fiscal year or (ii) his target cash compensation for the current fiscal year. However, if the cash compensation or any of the other benefits in connection with the change in control would be deemed to be parachute payments as defined in section 280G of the Internal Revenue Code, and would therefore subject Mr. Maher to an excise tax under section 4999 of the Internal Revenue Code, then such cash compensation will be reduced to an amount $1.00 less than the maximum amount of cash compensation that can paid without triggering such excise tax if reducing the amount of cash compensation would increase the total amount of termination benefits Mr. Maher would receive after all taxes.

(4) Approximate lump sum value of continued life, medical, dental, and disability coverage for the lesser of the remaining term of Mr. Maher's employment agreement or 18 months.

(5) The amounts reported for restricted stock represent the value of unvested awards (time-based and/or performance based (at superior performance)) as of December 31, 2025 multiplied by the last reported closing price of Company stock as reported on December 31, 2025 of $17.95.

(6) Represents the value of accelerated vesting of: (i) 130,036 shares of restricted Company stock upon an involuntary or constructive termination following a change in control for awards that were granted at least one year before the change in control date; and (ii) 202,222 shares of restricted Company stock upon death or disability. For purposes of accelerated vesting upon a termination due to "disability", executive must be determined to be permanently and totally unable by reason of mental or physical infirmity, or both, to perform the work customarily assigned to him and it is either not possible to determine when such disability will terminate or that it appears probable that such disability will be permanent during the remainder of the executive's lifetime.

(7) Represents the value of accelerated vesting of 130,036 shares of restricted Company stock for awards that are at least 1-year vested as of Mr. Maher's retirement date. Executive is eligible to retire upon attainment of age 55 and 10 years of service and received accelerated vesting of restricted stock provided such vesting would only occur if the executive will not continue to serve as a consultant to or on the Board of Directors of the Company or one or more of its affiliates.

(8) Mr. Maher's SERP account balance was $616,750 as of December 31, 2025. In the event of his involuntary termination, constructive separation, or death on that date, Mr. Maher (or his beneficiary in the event of his death) would be entitled to receive his account balance. In the event of a change in control of the Company on that date, Mr. Maher would be entitled to receive the sum of: (i) his account balance; and (ii) the present value of the scheduled contributions for the three years beginning after that date, discounted at the rate of 4%. There is no payment on termination due to disability.

(9) Mr. Maher' SERP account balance was $616,750 as of December 31, 2025. Since Mr. Maher is under age 65 as of that date, in the event of his voluntary termination without good reason on that date, Mr. Maher would be entitled to receive his account balance minus the annual credits (and assumed interest on such credits) for the five plan years preceding such date.

Patrick S. Barrett

Payments and Benefits	Involuntary or Constructive Termination	Change in Control	Involuntary or Constructive Termination following a Change in Control	Death/ Disability	Retirement	Voluntary Resignation
Cash Compensation	$ 1,485,417[1]	$ —	$ 2,925,000[2]	$ —	$ —	$ —
Value of Continued Health and Welfare Benefits	64,385[3]	—	—	—	—	—
Acceleration of Stock Awards[4]	—	—	1,243,881[5]	1,929,140[5]	—	—
TOTAL	**$ 1,549,802**	**$ —**	**$ 4,168,881**	**$ 1,929,140**	**$ —**	**$ —**

(1) Represents an amount equal to the greater of (x) the remaining base salary payments Mr. Barrett would have earned until the expiration of the term of his employment agreement or (y) his base salary for one year, plus the greater of (i) the cash incentive payment paid to Mr. Barrett for the prior fiscal year or (ii) his target cash compensation for the current fiscal year.

(2) Represents an amount equal to three times the sum of (x) Mr. Barrett's base salary and (y) the greater of (i) the cash incentive payment paid to Mr. Barrett for the prior fiscal year or (ii) his target cash compensation for the current fiscal year. However, if the cash compensation or any of the other benefits in connection with the change in control would be deemed to be parachute payments as defined in section 280G of the Internal Revenue Code, and would therefore subject Mr. Barrett to an excise tax under section 4999 of the Internal Revenue Code, then such cash compensation will be reduced to an amount $1.00 less than the maximum amount of cash compensation that can paid without triggering such excise tax if reducing the amount of cash compensation would increase the total amount of termination benefits Mr. Barrett would receive after all taxes.

(3) Approximate lump sum value of continued life, medical, dental, and disability coverage for remaining term of Mr. Barrett's employment agreement, or 18 months if less.

(4) The amounts reported for restricted stock represent the value of unvested awards (time-based and/or performance-based (at superior performance)) as of December 31, 2025 multiplied by the last reported closing price of Company stock as reported on December 31, 2025 of $17.95.

(5) Represents the value of accelerated vesting of: (i) 69,297 shares of restricted Company stock upon an involuntary or constructive termination following a change in control for awards that were granted at least one year before the change in control date; and (ii) 107,473 shares of restricted Company stock upon death or disability. For purposes of accelerated vesting upon a termination due to "disability", executive must be determined to be permanently and totally unable by reason of mental or physical infirmity, or both, to perform the work customarily assigned to him and it is either not possible to determine when such disability will terminate or that it appears probable that such disability will be permanent during the remainder of the executive's lifetime.

Joseph J. Lebel III

Payments and Benefits	Involuntary or Constructive Termination	Change in Control	Involuntary or Constructive Termination following a Change in Control	Death/ Disability	Retirement	Voluntary Resignation
Cash Compensation	$ 1,485,417[1]	$ —	$ 3,150,000[2]	$ —	$ —	$ —
Value of Continued Health and Welfare Benefits	52,179[3]	—	—	—	—	—
Acceleration of Stock Awards[4]	—		2,135,153[5]	3,318,740[5]	2,135,153[6]	—
TOTAL	**$ 1,537,596**	**$ —**	**$ 5,285,153**	**$ 3,318,740**	**$ 2,135,153**	**$ —**

(1) Represents an amount equal to the greater of (x) the remaining base salary payments Mr. Lebel would have earned until the expiration of the term of his employment agreement or (y) his base salary for one year, plus the greater of (i) the cash incentive payment paid to Mr. Lebel for the prior fiscal year or (ii) his target cash compensation for the current fiscal year.

(2) Represents an amount equal to three times the sum of (x) Mr. Lebel's base salary and (y) the greater of (i) the cash incentive payment paid to Mr. Lebel for the prior fiscal year or (ii) his target cash compensation for the current fiscal year. However, if the cash compensation or any of the other benefits in connection with the change in control would be deemed to be parachute payments as defined in section 280G of the Internal Revenue Code, and would therefore subject Mr. Lebel to an excise tax under section 4999 of the Internal Revenue Code, then such cash compensation will be reduced to an amount $1.00 less than the maximum amount of cash compensation that can paid without triggering such excise tax if reducing the amount of cash compensation would increase the total amount of termination benefits Mr. Lebel would receive after all taxes.

(3) Approximate lump sum value of continued life, medical, dental, and disability coverage for the lesser of the remaining term of Mr. Lebel's employment agreement or 18 months.

(4) The amounts reported for restricted stock represent the value of unvested awards (time-based and/or performance based (at superior performance)) as of December 31, 2025 multiplied by the last reported closing price of Company stock as reported on December 31, 2025 of $17.95.

(5) Represents the value of accelerated vesting of: (i) 118,950 shares of restricted Company stock upon a change in control for awards that were granted at least one year before the change in control date; and (ii) 184,888 shares of restricted Company stock upon death or disability. For purposes of accelerated vesting upon a termination due to "disability", executive must be determined to be permanently and totally unable by reason of mental or physical infirmity, or both, to perform the work customarily assigned to him and it is either not possible to determine when such disability will terminate or that it appears probable that such disability will be permanent during the remainder of the executive's lifetime.

(6) Represents the value of accelerated vesting of 118,950 shares of restricted Company stock that are at least 1-year vested as of the Mr. Lebel's retirement date. Executive is eligible to retire upon attainment of age 55 and 10 years of service and receive accelerated vesting of restricted stock provided such vesting would only occur if the executive will not continue to serve as a consultant to or on the Board of Directors of the Company or one or more of its affiliates.

Michele B. Estep

Payments and Benefits	Involuntary or Constructive Termination	Change in Control	Involuntary or Constructive Termination following a Change in Control	Death/ Disability	Retirement	Voluntary Resignation
Cash Compensation	$ —	$ —	$ 1,384,900[1]	$ —	$ —	$ —
Value of Continued Health and Welfare Benefits	—	—	61,206[2]	—	—	—
Acceleration of Stock Awards[3]	—	—	1,140,005[4]	1,762,977[4]	1,140,005[5]	—
TOTAL	**$ —**	**$ —**	**$ 2,586,111**	**$ 1,762,977**	**$ 1,140,005**	**$ —**

(1) Represents an amount equal to two times the sum of (x) Ms. Estep's base salary and (y) the greater of (i) the cash incentive payment paid to Ms. Estep for the prior fiscal year or (ii) her target cash compensation for the current fiscal year. However, if the cash compensation or any of the other benefits in connection with the change in control would be deemed to be parachute payments as defined in section 280G of the Internal Revenue Code, and would therefore subject Ms. Estep to an excise tax under section 4999 of the Internal Revenue Code, then such cash compensation will be reduced to an amount $1.00 less than the maximum amount of cash compensation that can paid without triggering such excise tax if reducing the amount of cash compensation would increase the total amount of termination benefits Ms. Estep would receive after all taxes.

(2) Approximate lump sum value of (i) continued life, medical, dental, and disability coverage for 18 months, and (ii) life and accidental death and disability insurance for 2 years.

(3) The amounts reported for restricted stock represent the value of unvested awards (time-based and/or performance based (at superior performance)) as of December 31, 2025 multiplied by the last reported closing price of Company stock as reported on December 31, 2025 of $17.95.

(4) Represents the value of accelerated vesting of: (i) 63,510 shares of restricted Company stock a upon an involuntary or constructive termination following a change in control for awards that were granted at least one year before the change in control date; and (ii) 98,216 shares of restricted Company stock upon death or disability. For purposes of accelerated vesting upon a termination due to "disability", executive must be determined to be permanently and totally unable by reason of mental or physical infirmity, or both, to perform the work customarily assigned to him and it is either not possible to determine when such disability will terminate or that it appears probable that such disability will be permanent during the remainder of the executive's lifetime.

(5) Represents the value of accelerated vesting of 63,510 shares of restricted Company stock that are at least 1-year vested as of Ms. Estep's retirement date. Executive is eligible to retire upon attainment of age 55 and 10 years of service and receive accelerated vesting of restricted stock provided such vesting would only occur if the executive will not continue to serve as a consultant to or on the Board of Directors of the Company or one or more of its affiliates.

Steven J. Tsimbinos

Payments and Benefits	Involuntary or Constructive Termination	Change in Control	Involuntary or Constructive Termination following a Change in Control	Death/ Disability	Retirement	Voluntary Resignation
Cash Compensation	$ 1,130,854[1]	$ —	$ 2,677,350[2]	$ —	$ —	$ —
Value of Continued Health and Welfare Benefits	70,015[3]	—	—	—	—	—
Acceleration of Stock Awards[4]	—		1,140,005[5]	1,762,977[5]	1,140,005[6]	—
TOTAL	**$ 1,200,869**	**$ —**	**$ 3,817,355**	**$ 1,762,977**	**$ 1,140,005**	**$ —**

(1) Represents an amount equal to the greater of (x) the remaining base salary payments Mr. Tsimbinos would have earned until the expiration of the term of his employment agreement or (y) his base salary for one year, plus the greater of (i) the cash incentive payment paid to Mr. Tsimbinos for the prior fiscal year or (ii) his target cash compensation for the current fiscal year.

(2) Represents an amount equal to three times the sum of (x) Mr. Tsimbinos's base salary and (y) the greater of (i) the cash incentive payment paid to Mr. Tsimbinos for the prior fiscal year or (ii) his target cash compensation for the current fiscal year. However, if the cash compensation or any of the other benefits in connection with the change in control would be deemed to be parachute payments as defined in section 280G of the Internal Revenue Code, and would therefore subject Mr. Tsimbinos to an excise tax under section 4999 of the Internal Revenue Code, then such cash compensation will be reduced to an amount $1.00 less than the maximum amount of cash compensation that can paid without triggering such excise tax if reducing the amount of cash compensation would increase the total amount of termination benefits Mr. Tsimbinos would receive after all taxes.

(3) Approximate lump sum value of continued life, medical, dental, and disability coverage for the lesser of the remaining term of Mr. Tsimbinos's employment agreement or 18 months.

(4) The amounts reported for restricted stock represent the value of unvested awards (time-based and/or performance based (at superior performance)) as of December 31, 2025 multiplied by the last reported closing price of Company stock as reported on December 31, 2025 of $17.95.

(5) Represents the value of accelerated vesting of: (i) 63,510 shares of restricted Company stock upon an involuntary or constructive termination following a change in control for awards that were granted at least one year before the change in control date; and (ii) 98,216 shares of restricted Company stock upon death or disability. For purposes of accelerated vesting upon a termination due to "disability", executive must be determined to be permanently and totally unable by reason of mental or physical infirmity, or both, to perform the work customarily assigned to him and it is either not possible to determine when such disability will terminate or that it appears probable that such disability will be permanent during the remainder of the executive's lifetime.

(6) Represents the value of accelerated vesting of 63,510 shares of restricted Company stock that are at least 1-year vested as of Mr. Tsimbinos's retirement date. Executive is eligible to retire upon attainment of age 55 and 10 years of service and receive accelerated vesting of restricted stock provided such vesting would only occur if the executive will not continue to serve as a consultant to or on the Board of Directors of the Company or one or more of its affiliates.

CEO Pay Ratio

As required by applicable SEC rules, the Company is providing the following information about the relationship of the annual total compensation of the Company's median employee to the annual total compensation of Mr. Maher, the Company's Chief Executive Officer.

Mr. Maher, had fiscal 2025 total compensation of $3,124,340 as reflected in the 2025 Summary Compensation Table included in this proxy statement. We estimate that the annual total compensation of the OceanFirst Bank's median employee, excluding our CEO, was $86,936 for 2025. As a result, Mr. Maher's 2025 annual compensation was approximately 36 times that of the annual total compensation of the OceanFirst Bank's median employee.

In order to estimate our CEO pay ratio, we used our employee population as of December 31, 2025. We calculated median employee compensation by aggregating the total of base salary, overtime, annual bonus, and annualized benefit costs for each employee. For employees hired during the year, compensation was annualized to reflect a full year of wages. Employees' benefit costs were annualized based upon their enrollment status as of December 31, 2025. We did not include independent contractors in our determination.

Once the median employee compensation value was identified that individual's total annual compensation was calculated using the same methodology, we used to calculate Total Annual Compensation for our NEOs as set forth in the 2025 Summary Compensation Table contained in this proxy statement. The CEO pay ratio was then calculated by dividing the CEO's total annual compensation by the median employee's total annual compensation.

The Securities and Exchange Commission rules requiring pay ratio disclosure allow companies significant flexibility in identifying the median employee, and do not mandate that each public company use the same method. In addition, because our compensation philosophy supports fair pay based on a person's role in the Company, which requires a subjective determination of the market value of each person's job and performance in that position, we would not expect that the ratio of the annual total compensation of our CEO to our median employee can be compared to the CEO pay ratio determined by other companies in any meaningful way.

Pay Versus Performance

The following table presents information regarding compensation actually paid to the Company's CEO and Non-CEO NEOs and certain Company performance metrics. The amount of compensation actually paid is calculated in accordance with Item 402(v) of Regulation S-K which requires disclosure of the relationship between executive pay versus the Company's financial performance. However, compensation actually paid does not reflect the actual amount earned by or paid to our NEOs during a covered year.

| | Summary Compensation Table Total for CEO[1] ($) | Compensation Actually Paid to CEO[2] ($) | Average Summary Compensation Table Total for Non-CEO NEOs[1] ($) | Average Compensation Actually Paid to Non-CEO NEOs[2] ($) | Value of Initial Fixed $100 Investment Based On: | | Net Income (in '000) ($) | Core Earnings[4] (in '000) ($) |
					Total Shareholder Return ($)	Peer Group Total Shareholder Return[3] ($)		
2025	3,124,340	2,795,318	1,629,454	1,429,019	103.87	106.50	67,128	81,890
2024	3,049,880	3,083,255	1,480,534	1,561,495	109.42	113.20	96,049	93,559
2023	2,933,196	1,775,736	1,436,294	851,319	85.77	99.60	100,013	104,718
2022	3,061,528	2,297,791	1,221,449	904,520	99.15	93.07	142,587	137,961
2021	3,161,351	3,903,652	1,420,768	1,835,010	123.13	136.64	106,060	111,165

(1) Mr. Maher was the CEO for the time period indicated. For 2023, 2024, and 2025, the non-CEO NEO group consisted of Messrs. Barrett, Lebel, and Tsimbinos and Ms. Estep. For 2022, the non-CEO NEO group consisted of Messrs. Barrett, Lebel, and Tsimbinos, Ms. Estep, and Michael Fitzpatrick, former Chief Financial Officer of the Bank and the Company. For 2021, the non-CEO NEO group consisted of Messrs. Fitzpatrick, Lebel, and Tsimbinos and Ms. Estep.

(2) Following is a reconciliation of Total Compensation in the Summary Compensation Table to Compensation Actually Paid for the CEO and Non-CEO NEOs for 2025. There were no valuation assumptions that differ materially from those utilized and disclosed at the time of grant.

	2025	
	Compensation Actually Paid to CEO ($)	Average Compensation Actually Paid to Non-CEO NEOs ($)
Total Compensation in the Summary Compensation Table	3,124,340	1,629,454
Deduct Amounts Reported in Summary Compensation Table:		
Equity Awards	(1,036,159)	(622,702)
Change in Defined Benefit Pension Value	—	—
Other Additions (Deductions) to Arrive at Compensation Actually Paid:		
Value of awards granted in the covered year that are outstanding and unvested at year end	1,233,046	742,477
Change in value of awards granted in a prior year that are outstanding and unvested at year end	(510,013)	(312,559)
Value of awards granted in a prior year that vest in the covered year	(15,896)	(7,652)
Fair value of awards forfeited in current fiscal year determined at prior fiscal year	—	—
Aggregate of Pension Service Cost and Prior Service Cost	—	—
Dividend Paid on unvested shares/share units[a]	—	—
Compensation Actually Paid	2,795,318	1,429,019

(a) Dividends are paid upon shares vesting and are reflected in the "Total Compensation in the Summary Compensation Table" figure.

(3) Peer group is the KBW Regional Banking Index used for purposes of Item 201(e) of Regulation S-K.

(4) Core earnings is a non-GAAP financial measure that excludes the opening provision for credit losses with the acquisition of Spring Garden Capital Group, LLC, net (gain) loss on equity investments, net gain on sale of trust business, restructuring charges, credit risk transfer expense, the Federal Deposit Insurance Corporation special assessment (release) expense, merger related expenses, the loss on redemption of preferred stock, and the income tax effect of these items. For 2025, 2024, 2023, 2022, and 2021, the related GAAP amounts (in '000s) were $67,128, $96,049, $100,013, $142,587, and $106,060 respectively.

Company's Most Important Financial Performance Measures

The following were the most important financial performance measures used to link the NEOs' compensation actually paid to the Company's financial performance for the most recently completed fiscal year:

Core Earnings
ROAA
Earnings Per Share
TSR

Description of the Relationship Between Compensation Actually Paid to our Named Executive Officers and Company Performance

Compensation Actually Paid Versus Financial Performance Measures. The following are graphical details of executive compensation actually paid for 2025, 2024, 2023, 2022, and 2021, and the percentage change in cumulative total shareholder returns, net income and Core Earnings:

Executive Compensation Actually Paid Versus Cumulative Total Shareholder Return



Executive Compensation Actually Paid Versus Net Income Available to Common Stockholders



Executive Compensation Actually Paid Versus Net Income

Executive Compensation Actually Paid Versus Core Earnings



Executive Compensation Actually Paid Versus Core Earnings

Executive Compensation Actually Paid:
- CEO
- Average of Non-CEO NEOs
- Core Earnings

The following presents cumulative total shareholder return for the Company versus the KBW Regional Banking Index peer group:

OCFC Versus KBW Shareholder Return

- KBW Regional Bank Index
- OceanFirst Financial Corp.

Director Compensation

Cash and Stock Retainers for Non-Employee Directors

The following table sets forth the applicable retainers effective for 2025. Retainers are paid annually to non-employee directors for their service on the Board of Directors of the Bank and the Board of Directors of the Company. If a director is not in compliance with the stock ownership levels required under the Guidelines for Directors, the Company and Bank retainers are paid in Company stock rather than cash.

	Annual Bank Retainer	Annual Company Retainer	Company Equity Grant[1]
Regular director	$ 45,000	$ 50,000	$ 50,000
Additional retainer for committee chairs[2]	$ 7,500	$ 7,500	N/A
Additional retainer for Lead Director	$ 12,500	$ 12,500	N/A

(1) Paid in the form of restricted stock that vests in equal installments over a three-year period, beginning one year after the grant date.
(2) If the committee is a joint committee of the Bank and the Company, the chairperson retainer would be $15,000 in total.

The following table sets forth information regarding compensation earned by or paid to the directors during the Company's fiscal year ended December 31, 2025.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
John F. Barros	95,000	50,032	—	—	894	145,926
Anthony R. Coscia	135,000	50,032	—	—	5,609	190,641
Michael D. Devlin[6]	68,750	—	—	—	55,609	124,359
Jack M. Farris	110,000	50,032	—	—	3,785	163,817
Robert Garrett	95,000	50,032	—	—	894	145,926
Kimberly M. Guadagno	102,500	50,032	—	—	5,609	158,141
Nicos Katsoulis	110,000	50,032	—	—	5,609	165,641
Joseph M. Murphy, Jr.	110,000	50,032	—	—	5,609	165,641
Steven M. Scopellite	110,000	50,032	—	—	3,785	163,817
Grace C. Torres	110,000	50,032	—	—	5,609	165,641
Patricia Turner	95,000	50,032	—	—	3,785	148,817
Dalila Wilson-Scott	95,000	50,032	—	—	1,002	146,034

(1) Aggregate dollar amount of all fees earned or paid in cash for services as a Director, including annual retainer fees, committee and/or chairmanship fees.
(2) The amounts reflect the full grant date fair value. Each Director received an award of 2,778 shares of restricted stock in 2025. The grant date fair value of these stock awards is expensed over a three-year vesting period. Each of the Directors had the following number of shares of restricted stock unvested at the end of 2025: Mr. Barros, 5,014, Mr. Coscia, 5,717; Mr. Farris, 5,717; Mr. Garrett, 5,014; Ms. Guadagno, 5,717; Mr. Katsoulis, 5,717; Mr. Murphy, 5,717; Mr. Scopellite, 5,717; Ms. Torres, 5,717, Dr. Turner, 5,717; and Ms. Wilson-Scott, 5,094, which includes 80 restricted shares from her previous service on the Bank's Advisory Board.
(3) Each of the Directors had options to purchase the following number of shares of Company common stock outstanding at the end of 2025: Mr. Farris, 17,065 vested and exercisable options; Mr. Katsoulis, 11,811 vested and exercisable options; and Mr. Scopellite, 17,065 vested and exercisable options. Directors Barros, Coscia, Garrett, Guadagno, Murphy, Torres, Turner, and Wilson-Scott had no outstanding options as of December 31, 2025.
(4) Reflects above-market or preferential earnings on non-tax-qualified deferred compensation.
(5) Reflects cash dividend payments on vested restricted stock.
(6) Mr. Devlin retired from the Board of Directors following the 2024 Annual Meeting of Stockholders. Mr. Devlin continues to serve as a Board Observer and as a Director of the Bank. As part of his service to the Bank and the Company, he received a $50,000 award, which is reflected in his All Other Compensation total.

Stock Ownership Guidelines

The Board maintains Stock Ownership Guidelines for non-employee directors similar to those for the NEOs. The Guidelines provide that each non-employee director must own shares of the Company's common stock with a market value of at least three times the amount of the annual retainer received from the Company. Newly elected directors must meet the Guidelines within three years of first joining the Board. The following shares count towards meeting the ownership requirements: (1) shares beneficially owned by the director and by immediate family members sharing the same household;

(2) vested and unvested time-based restricted stock awards; and (3) shares held in trust where the director or an immediate family member is the beneficiary. Until the ownership requirements are met, all retainers will be paid in Company stock, and a director must retain the net shares delivered upon the vesting of restricted share awards or the exercise of stock options. Directors are expected to comply with the Ownership Guidelines for the duration of their service on the Board.

All of the Company's directors were in compliance with the Stock Ownership Guidelines at December 31, 2025.

Hedging/Pledging Policy

As described in the Compensation Discussion and Analysis, the Company's anti-hedging/pledging policy also applies to the Board of Directors. See "*Compensation Discussion and Analysis– Hedging Pledging Policy.*"

Insider Trading Policy

As described in the Compensation Discussion and Analysis, the Company's Insider Trading policy also applies to the Board of Directors. See "*Compensation Discussion and Analysis– Insider Trading Policy.*"

Proposal 2
Advisory Vote on Executive Compensation

The Company's executive compensation program is intended to attract, motivate, reward, and retain the senior management talent required to achieve its corporate objectives and increase stockholder value. The Company believes that its compensation policies and procedures are competitive, are focused on pay-for-performance principles and are strongly aligned with the long-term interests of its stockholders. The Company also believes that the Company and its stockholders benefit from responsive corporate governance policies and constructive and consistent dialogue. The proposal described below, commonly known as a "Say on Pay" proposal, gives each stockholder the opportunity to endorse or not endorse the compensation for the NEOs by voting on such compensation as described in this proxy statement.

The Company's stockholders are being asked to approve, on a non-binding basis, the compensation of the Company's NEOs as described in this proxy statement, namely, under "*Compensation Discussion and Analysis*" and the tabular and narrative disclosure.

The Board of Directors urges stockholders to endorse the compensation program for the Company's named executive officers by voting FOR Proposal 2. As discussed in the Compensation Discussion and Analysis, the Compensation Committee believes that the compensation of the NEOs described herein is reasonable and appropriate and is justified by the performance of the Company.

In deciding how to vote on this proposal, the Board urges you to consider the following factors, which are more fully discussed in the "*Compensation Discussion and Analysis*" (which stockholders are encouraged to read):

- The Compensation Committee has designed compensation packages for the Company's senior executives to be competitive with the compensation offered by those peers with whom it competes for management talent.

- The Company's compensation practices have not and do not include the abusive and short-term practices that have been prevalent at some large financial institutions. The Company's compensation program does not encourage excessive and unnecessary risks that would threaten the value of the Company.

- The Company's compensation program is the result of a carefully reasoned, balanced approach, that considers the short-term and long-term interests of stockholders and safe and sound banking practices.

Please note that your vote is advisory and will not be binding upon the Board and may not be construed as overruling a decision by the Board or creating or implying any additional fiduciary duty by the Board. The Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

Required Vote

To be approved, Proposal 2 requires the affirmative vote of a majority of the votes cast at the Annual Meeting.

Directors' Recommendation

 THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE **"FOR"** PROPOSAL 2, APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT, THE ACCOMPANYING COMPENSATION TABLES, AND THE RELATED NARRATIVE DISCLOSURE.

Proposal 3
Approval of the OceanFirst Financial Corp. 2026 Stock Incentive Plan

Overview

The Company's Board of Directors unanimously recommends that stockholders approve the OceanFirst Financial Corp. 2026 Stock Incentive Plan (referred to in this proxy statement as the "2026 Equity Plan" or the "Plan"). The 2026 Equity Plan will become effective on May 27, 2026 (the "Plan Effective Date") if stockholders approve the Plan on that date. No awards have been made under the 2026 Equity Plan.

The OceanFirst Financial Corp. 2020 Stock Incentive Plan (the "2020 Equity Plan") is the only current plan pursuant to which equity incentive awards may be granted, and as of April 1, 2026 there are only 1,534,556 shares that remain available for issuance as equity incentive awards under the 2020 Equity Plan. Upon stockholder approval of the 2026 Equity Plan, no further awards will be granted under the 2020 Equity Plan, and the 2020 Equity Plan shall remain in existence solely for the purpose of administering outstanding grants thereunder.

No awards may be granted under the 2026 Equity Plan after the day immediately before the tenth anniversary of the Plan Effective Date. However, awards outstanding under the 2026 Equity Plan at that time will continue to be governed by the 2026 Equity Plan and the award agreements under which they were granted.

Considerations for Approval of the 2026 Equity Plan

The Company is requesting approval of a pool of shares of its common stock (referred to in this proxy statement as the "share reserve" or "share pool") for awards under the 2026 Equity Plan, subject to adjustment as described in the 2026 Equity Plan. The shares of common stock to be issued by the Company under the 2026 Equity Plan will be currently authorized but unissued shares or shares that may subsequently be acquired by the Company, including shares that may be purchased on the open market or in private transactions.

In determining the number of shares of common stock to request for approval to reserve for issuance under the 2026 Equity Plan, our management team and the Board worked with a Meridian Compensation Partners to evaluate a number of factors, including our recent share usage under the 2020 Equity Plan, anticipated share usage under the 2026 Equity Plan, and criteria expected to be examined by institutional proxy advisory firms in evaluating our proposal to approve the 2026 Equity Plan. Specifically, our management team and Board considered the following:

Burn Rate. Equity burn rate is calculated by dividing (i) the number of shares of common stock subject to equity awards granted during the fiscal year by (ii) the number of shares outstanding at the end of the fiscal year.

Our burn rate for the past three fiscal years has been as follows:

| Fiscal Year | Stock Options or SARs Granted | Total Number of Full Value Awards Granted | | Stock Options + Full Value Awards | Weighted Average Basic Number of Shares of Common Stock Outstanding | Burn Rate |
		Time-based Restricted Stock Awards Granted	Performance-based Restricted Stock Awards Granted			
2025	0	166,990	178,654	345,644	57,419,000	0.60%
2024	0	263,333	290,748	554,081	58,296,000	0.95%
2023	0	173,179	149,246	322,425	58,948,000	0.55%

The Board believes that we have used equity in a reasonable manner, with a three-year average burn rate of approximately 0.70% of our common shares outstanding.

Expected Share Pool Duration. Based on our historic and projected future use of equity-based compensation, we estimate that the shares requested under the Plan will be sufficient to provide awards for approximately five to six years. However, the actual duration of the shares reserve will depend on currently unknown factors, such as the Company's future stock price, changes in participation, our hiring and promotion activity, future grant practices, award type mix and levels, competitive market practices, acquisitions and divestitures, and the rate of returned shares due to forfeitures, the need to attract, retain and incentivize key talent, and how the Company chooses to balance total compensation between cash and equity-based awards.

Total Potential Dilution. Our equity plan dilution rate (or overhang) as of April 1, 2026 was 6.9% (calculated by dividing (1) the number of shares subject to awards outstanding plus the number of shares remaining available for grant under the 2020 Equity Plan, by (2) the total number of common shares outstanding as of April 1, 2026). As of April 1, 2026, the shares remaining available under the 2020 Equity Plan and shares subject to outstanding awards represented 2.7% and 4.3% of our current overhang, respectively. If shareholders approve the 2026 Equity Plan, the issuance of 8,200,000 shares under the 2026 Equity Plan would increase our total potential dilution rate by 11.6% to 18.5% of our shares outstanding as of April 1, 2026 (excluding Flushing shares that will be converted in connection with the Merger described below).

Share Information on Equity Compensation Plans as of April 1, 2026

The following table provides information regarding our outstanding equity awards and shares available for future awards under the Company's existing equity compensation plans as of April 1, 2026 (except as otherwise noted):

Total number of stock options outstanding[1]	1,318,060
Total number of full value awards outstanding (includes time-based and performance-based restricted stock awards[2]	1,436,521
Total number of shares remaining available for future grant under 2020 Equity Plan (if exclusively options were granted)[3]	1,534,556
Total number of shares of common stock outstanding as of the Record Date (shown on a post-transaction basis)[4]	96,487,683

(1) The weighted-average exercise price of the stock options outstanding was $24.04 and the weighted-average remaining term of the stock options outstanding was 2.50 years. No stock appreciation rights were outstanding as of April 1, 2026.

(2) The number of outstanding performance-based restricted stock awards assumes performance is achieved at the superior performance levels being achieved. The total number of full-value awards outstanding includes restricted stock units (RSUs) outstanding that are expected to be (i) assumed by the Company in connection with the merger of Flushing Financial Corporation ("Flushing") with and into the Company, with the Company as the surviving corporation (the "Merger"), and (ii) converted at a 0.85 ratio into 306,085 shares subject to restricted stock awards issued by the Company.

(3) Represents the total number of shares available for future awards under the 2020 Equity Plan if exclusively options were granted. The Company had 613,822 shares remaining available for future grant as full value awards under the 2020 Equity Plan as of April 1, 2026 including performance-based restricted stock awards at superior payout. The 2020 Equity Plan was our only active equity compensation plan as of April 1, 2026. If stockholders approve the 2026 Equity Plan, then the Company will no longer make any grants under the 2020 Equity Plan on or after the effective date of the 2026 Equity Plan. Similarly, Flushing's 2024 Omnibus Incentive Plan ("Flushing Plan"), its only active equity plan, will be frozen and no longer available for future grants upon the legal closing date of the Merger. Any shares granted under the: (i) 2020 Equity Plan after April 1, 2026 until the effective date of the 2026 Equity Plan, and (ii) the Flushing Plan after April 1, 2026 until the legal closing date of the Merger, shall reduce the 2026 Equity Plan's share reserve based on the share counting provisions of the applicable plan under which such grants were made.

(4) Represents combined fully-diluted shares of common stock of the Company and Flushing as of the Record Date, assuming that the Merger is completed.

Key 2026 Equity Plan Provisions Aligning with Best Practices

The 2026 Equity Plan reflects the following equity compensation plan best practices:

- The Plan limits the maximum number of shares that may be issued to any one employee or service provider in any calendar year;

- The Plan limits the value of all awards and all other cash compensation paid by the Company to any non-employee Director in any calendar year;

- The Plan provides for a minimum vesting requirement of one year for at least ninety-five percent (95%) of equity-based awards granted to employees, unless accelerated due to death, disability or an involuntary termination of service at or following a change in control;

- Under the Plan, performance goals may be established by the Compensation Committee (the "Committee") in connection with the grant of any award;

- The Plan prohibits grants of stock options with a below-market exercise price;

- The Plan prohibits repricing of stock options and cash buyout of underwater stock options without prior stockholder approval;

- The Plan does not permit the payment of dividends or dividend equivalent rights on stock options;

- The Plan provides that no cash dividends shall be paid with respect to any Restricted Stock Awards, or with respect to dividend equivalent rights on restricted stock units, unless and until the Participant vests in the underlying award;

- The Plan does not contain a liberal change in control definition;

- The Plan does not permit liberal share recycling. Shares withheld to satisfy tax withholding or to pay the exercise price of a stock option will not be available for future grants;

- The Plan requires "double trigger" vesting of awards upon a change in control, requiring both a change in control plus an involuntary termination or a resignation for "good reason," except to extent an acquiror fails or refuses to assume the awards; and

- Awards under the Plan are subject to Company's clawback policies, including under Section 954 of the Dodd-Frank Act, as well as the Company's trading policy restrictions and hedging/pledging policy restrictions.

The full text of the 2026 Equity Plan is attached as *Appendix A* to this proxy statement, and the description of the 2026 Equity Plan is qualified in its entirety by reference to *Appendix A*.

Why the Company Believes You Should Vote to Approve the 2026 Equity Plan

Our Board of Directors believes that equity-based incentive awards will play a key role in the success of the Company by encouraging and enabling employees, officers and non-employee directors of the Company and its subsidiaries, including OceanFirst Bank, National Association (as used in this section, the Company, OceanFirst Bank, National Association and their respective subsidiaries are collectively referred to as, the "Company"), upon whose judgment, initiative and efforts the Company has depended and continues to largely depend for the successful conduct of its business, to acquire an ownership stake in the Company, thereby stimulating their efforts on behalf of the Company and strengthening their desire to remain with the Company. The details of the key design elements of the 2026 Equity Plan are set forth in the section entitled "Plan Summary," below.

We view the ability to use Company common stock as part of our compensation program as an important component to our future success because we believe it will enhance a pay-for-performance culture that is an important element of our overall compensation philosophy. Equity-based compensation will further align the compensation interests of our employees and directors with the investment interests of our stockholders as it promotes a focus on long-term value creation through time-based and/or performance-based vesting criteria. In this regard, the previous plans under which equity incentive awards can be granted is the 2020 Equity Plan, and, as of April 1, 2026, 1,534,556 shares remain under this plan for future grants.

If the 2026 Equity Plan is not approved by stockholders, the Company will have to rely on the cash component of its employee compensation program to attract new employees and to retain our existing employees, which may not align our employees' interests with the investment interests of the Company's stockholders. In addition, if the 2026 Equity Plan is not approved and the Company is not able to use stock-based awards to recruit and compensate its directors, officers and other key employees, it could be at a competitive disadvantage for key talent, which could impede our future growth plans and other strategic priorities. The inability to provide equity-based awards would likely increase cash compensation expense over time and use up cash that might be better utilized if reinvested in the Company's business or returned to the Company's stockholders.

Equity Awards Will Enable Us to Better Compete for Talent in Our Marketplace. Most of our competitors offer equity-based compensation to their employees and non-employee directors. We view the ability to offer equity-based compensation as important to our ability to compete for talent within our highly competitive talent marketplace. If the 2026 Equity Plan is not approved, we will be at a significant disadvantage as compared to our competitors to attract and retain our executives as well as directors and, as noted above, this could impede our ability to achieve our future growth plans and other strategic priorities.

Size of Share Pool. The maximum number of shares of Company common stock, in the aggregate, that may be granted under the 2026 Equity Plan as stock options, restricted stock and restricted stock units is equal to the sum of (i) 8,200,000 shares of stock, less (i) one (1) share of stock for every one (1) stock option granted under the Prior Plan after April 1, 2026 and prior to the Effective Date, less (ii) two and one-half (2.5) shares of stock for every one (1) restricted stock award or restricted stock unit granted under the Prior Plan after April 1, 2026 and prior to the Effective Date, less (iii) one (1) share of stock for every one (1) share of stock of Flushing granted under the Flushing 2024 Omnibus Incentive Plan after April 1, 2026 and prior to the legal closing date of the Merger (the "**Share Limit**"), of which: (i) the maximum number of shares of Company common stock that may be granted as stock options under the 2026 Equity Plan (all of which may be granted as ISOs) is the Share Limit, and (ii) any restricted stock award or restricted stock unit granted under the 2026 Equity Plan shall be counted against the Share Limit as two and one-half (2.5) shares for every one (1) share of restricted stock award or restricted stock unit that is granted (e.g., a restricted stock award covering 100 shares of stock will count as 250 shares of stock for purposes of applying the Share Limit).

Current Stock Price. The closing price of the Company common stock on the Nasdaq Global Select Market on April 1, 2026, was $18.04 per share.

Plan Summary

The following summary of the material terms of the 2026 Equity Plan is qualified in its entirety by reference to the full text of the 2026 Equity Plan, which is attached as *Appendix A* to this proxy statement.

Purpose of the 2026 Equity Plan. The purpose of the 2026 Equity Plan is to promote the long-term financial success of the Company and its subsidiaries, including OceanFirst Bank, National Association, by providing a means to attract, retain and reward individuals who contribute to that success and to further align their interests with those of the Company stockholders through the ownership of shares of common stock of the Company and/or through compensation tied to the value of the Company's common stock.

Administration of the 2026 Equity Plan. The 2026 Equity Plan will be administered by the Committee who are "Independent Board Members" defined as directors who are not, with respect to the Company or any subsidiary: (i) current employees; (ii) former employees who continue to receive compensation (other than through a tax-qualified plan); (iii) officers at any time in the past three years; (iv) do not receive compensation for which disclosure would be required pursuant to Item 404 of Regulation S-K in accordance with the proxy solicitation rules of the Securities and Exchange Commission; and (v) do not possess an interest in any other transaction and or engaged in a business relationship for which disclosure would be required under Item 404(a) of Regulation S-K. To the extent permitted by law, the Committee may also delegate its authority, including its authority to grant awards, to one or more persons who are not members of the Company's Board of Directors, except that no such delegation will be permitted with respect to awards to officers who are subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Eligible Participants. Employees and non-employee members of the Boards of Directors of the Company and its subsidiaries, including OceanFirst Bank, National Association, and service providers to the Company and its subsidiaries, will be eligible for selection by the Committee for the grant of awards under the 2026 Equity Plan. As of January 1, 2026, approximately 954 employees of the Company and its subsidiaries, 11 non-employee members of the Company's Board of Directors and approximately 0 service providers are eligible to participate in and receive awards under the Plan.

Types of Awards. The 2026 Equity Plan provides for the grant of restricted stock, RSUs, non-qualified stock options (also referred to as "NQSOs"), and incentive stock options (also referred to as "ISOs"), any or all of which can be granted with performance-based vesting conditions. ISOs may be granted only to employees of the Company's subsidiaries and affiliates.

Restricted Stock and Restricted Stock Units. A restricted stock award is a grant of common stock to a participant for no consideration, or such minimum consideration as may be required by applicable law. Restricted stock awards under the 2026 Equity Plan will be granted only in whole shares of common stock and will be subject to vesting conditions and other restrictions established by the Committee consistent with the 2026 Equity Plan. Prior to the awards vesting, unless otherwise determined by the Committee, the recipient of a restricted stock award may exercise voting rights with respect to the common stock subject to the award. Cash dividends declared on unvested restricted stock awards will be withheld by the Company and distributed to a participant at the same time that the underlying restricted stock vests to the participant. Stock dividends on shares of restricted stock will be subject to the same vesting conditions as those applicable to the restricted stock on which the dividends were paid.

Restricted stock units are similar to restricted stock awards in that the value of an RSU is denominated in shares of common stock. However, unlike a restricted stock award, no shares of stock are transferred to the participant until certain requirements or conditions associated with the award are satisfied. A participant who receives an RSU award will not possess voting rights but may accrue dividend equivalent rights to the extent provided in the award agreement evidencing the award. If dividend equivalent rights are granted with respect to an RSU award, the dividend equivalent rights will be withheld by the Company and will not be distributed before the underlying RSU settles. At the time of settlement, restricted stock units can be settled in Company common stock or in cash, in the discretion of the Committee.

The Committee will specify the terms applicable to a restricted stock award or an RSU award in the award agreement including the number of shares of restricted stock or number of RSUs, as well as any restrictions applicable to the restricted stock or RSU such as continued service or achievement of performance goals, the length of the restriction period and the circumstances under which the vesting of such award will accelerate.

Stock Options. A stock option gives the recipient the right to purchase shares of common stock at a specified price (referred to as the "exercise price") for a specified period of time. The exercise price may not be less than the fair market value of the common stock on the date of grant. "Fair Market Value" for purposes of the 2026 Equity Plan means, if the common stock of the Company is listed on a securities exchange, the closing sales price of the common stock on that date, or, if the common stock was not traded on that date, then the closing price of the common stock on the immediately preceding trading date. If the common stock is not traded on a securities exchange, the Committee will determine the Fair Market Value in good faith and on the basis of objective criteria consistent with the requirements of the Internal Revenue Code of 1986, as amended ("Code"). Under the Plan, no stock option can be exercised more than 10 years after the date of grant and the exercise price of a stock option must be at least equal to the fair market value of a share on the date of grant of the option. However, with respect to an ISO granted to an employee who is a shareholder holding more than 10% of the Company's total voting stock, the ISO cannot be exercisable more than five years after the date of grant and the exercise price must be at least equal to 110% of the fair market value of a share on the date of grant. Stock option awards will be subject to vesting conditions and restrictions as determined by the Committee and set forth in the applicable award agreement.

Grants of stock options under the 2026 Equity Plan will be either ISOs or NQSOs. ISOs have certain tax advantages and must comply with the requirements of Code Section 422. Only employees will be eligible to receive ISOs. One of the requirements to receive favorable tax treatment available to ISOs under the Code is that the 2026 Equity Plan must specify, and the Company stockholders must approve, the number of shares available to be issued as ISOs. As a result, in order to provide flexibility to the Committee, the 2026 Equity Plan provides that all of the stock options may be issued as ISOs. Dividend equivalent rights will not be paid with respect to awards of stock options.

Shares of common stock purchased upon the exercise of a stock option must be paid for in full at the time of exercise: (1) either in cash or with stock valued at fair market value as of the day of exercise; (2) by a "cashless exercise" through a third party; (3) by a net settlement of the stock option using a portion of the shares obtained on exercise in payment of the exercise price; (4) by personal, certified or cashiers' check; (5) by other property deemed acceptable by the Committee; or (6) by a combination of the foregoing.

Performance Awards. The Committee will specify the terms of any performance awards issued under the 2026 Equity Plan in the accompanying award agreements. Any award granted under the plan, including stock options, restricted stock (referred to herein as a "performance share") and restricted stock units (referred to herein as a "performance share unit") may be granted subject to the satisfaction of performance conditions determined by the Committee. A performance share or performance share unit will have an initial value equal to the fair market value of a share on the date of grant. In addition to any non-performance terms applicable to the performance share or performance share unit, the Committee will set one or more performance goals which, depending on the extent to which they are met, will generally determine the number of performance shares or performance share units that will vest in the participant (unless subject to further time-based vesting conditions). The Committee may provide for payment of earned performance share units in cash, shares of the Company's common stock, or a combination thereof. The Committee will also specify any restrictions applicable to the performance share or performance share unit award such as continued service, the length of the restriction period (subject to the one-year minimum described above) and whether any circumstances, such as death, disability, or involuntary termination in connection with or following a change in control, shorten or terminate the restriction period.

Performance Measures. A performance objective may be described in terms of company-wide objectives or objectives that are related to a specific subsidiary or business unit of the Company, and may be measured relative to a peer group, an index or business plan and based on absolute measures or changes in measures. An award may provide that partial achievement of performance measures result in partial payment or vesting of an award. Achievement of the performance measures may be measured over more than one period or fiscal year. In establishing performance measures applicable to a performance-based award, the Committee may provide for the exclusion of the effects of certain items, including but not limited to: (i) extraordinary, unusual, and/or nonrecurring items of gain or loss; (ii) gains or losses on the disposition of a business; (iii) dividends declared on the Company's stock; (iv) changes in tax or accounting principles, regulations or laws; or (v) expenses incurred in connection with a merger, branch acquisition or similar transaction. Moreover, if the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company or the manner in which the Company or its Subsidiaries conducts its business or other events or circumstances render current performance measures to be unsuitable, the Committee may modify the performance measures, in whole or in part, as the Committee deems appropriate.

The Committee will specify the period over which the performance goals for a particular award will be measured and will determine whether the applicable performance goals have been met with respect to a particular award following the end of the applicable performance period. Notwithstanding anything to the contrary in the Plan, performance measures relating to any award granted under the Plan will be modified, to the extent applicable, to reflect a change in the outstanding shares of stock of the Company by reason of any stock dividend or stock split, or a corporate transaction, such as a merger of the Company into another corporation, any separation of a corporation or any partial or complete liquidation by the Company or a subsidiary.

Employee Limits. The 2026 Equity Plan provides that the maximum number of equity-based awards, including stock options, restricted stock and restricted stock units, that may be granted to an employee under the Plan for any calendar year is 500,000 awards.

Non-Employee Director Compensation Limit. The 2026 Equity Plan provides that the maximum value of equity-based awards, including stock options, restricted stock and restricted stock units, that may be granted to a non-employee Director under the Plan and all other cash compensation paid by the Company to a non-employee Director for any calendar year may not exceed $500,000.

Service Provider Limits. The 2026 Equity Plan provides that the maximum number of equity-based awards, including stock options, restricted stock and restricted stock units, that may be granted to a service provider under the Plan for any calendar year is 50,000 awards.

Employee Grants. At the present time, no specific determination has been made as to the grant or allocation of awards to officers and employees. However, the Committee intends to grant equity awards to senior executives and will meet after stockholder approval is received to determine the specific terms of the awards, including the allocation of awards to officers and employees.

Certain Restrictions with Respect to Awards. No dividend or dividend equivalent rights will be granted or paid with respect to any stock option. Additionally, no dividends or dividend equivalent rights will be paid on unvested awards contemporaneously with dividends paid on shares of the Company's common stock. Instead, any dividends (or dividend equivalent rights, to the extent granted), with respect to an unvested award will be accumulated or deemed reinvested until such time as the underlying award becomes vested (including, where applicable, upon the achievement of performance goals).

Minimum Vesting Requirements. The Committee will establish the vesting schedule or market or performance conditions of each award at the time of grant. However, at least 95% of the awards to employees will vest no earlier than one year after the date of grant, unless accelerated due to death, disability or an involuntary termination of service at or following a change in control.

Adjustments. The Committee will make equitable adjustments in the number and class of securities available for issuance under the 2026 Equity Plan (including under any awards then outstanding), the number and type of securities subject to the individual limits set forth in the 2026 Equity Plan, and the terms of any outstanding award, as it determines are necessary and appropriate, to reflect any merger, reorganization, consolidation, recapitalization, reclassification, stock split, reverse stock split, spin-off combination, exchange of shares, distribution to stockholders (other than an ordinary cash dividend), or similar corporate transaction or event.

Termination of Service. Subject to certain exceptions, generally, if a participant ceases to perform services for the Company and its subsidiaries: (i) a participant will immediately forfeit any restricted stock, RSUs, performance shares and performance share units that were not vested on the date of termination; (ii) all of the participant's stock options that were exercisable on the date of termination will remain exercisable for, and shall otherwise terminate at the end of, a period of three months after the date of termination, but in no event after the expiration date of the stock options; and (iii) all of the participant's stock options that were not exercisable on the date of termination will be forfeited immediately upon termination. In the event of a participant's termination of service due to death, disability (as defined in the plan), retirement (as defined in the plan), or involuntary termination at or following a change in control, the participant or the participant's beneficiary, as applicable, has up to one year (three years in the event of retirement) to exercise vested stock options, provided that the period does not exceed the stock option award's original term. In the event of a participant's termination of service due to retirement, all restricted stock units subject to time-based vesting shall immediately vest, and any stock option, restricted stock award or restricted stock unit subject to performance-based vesting that has not vested as of the date of retirement shall expire and be forfeited.

Change in Control. Unless the Committee provides otherwise in the award agreement, any time-based vesting requirement applicable to an award will be deemed satisfied in full in the event that (i) both a change in control occurs and a participant has an involuntary termination of service (including a resignation for good reason) with the Company or (ii) the surviving entity in the change in control does not assume or replace the award with a comparable award issued by the surviving entity. With respect to an award that is subject to one or more performance objectives, unless the Committee specifies otherwise in the award agreement, in the event of a change in control and involuntary termination of service (including a resignation for good reason) or in the event that the surviving entity fails to assume the award, achievement of the performance objective will be deemed achieved at the greater of the target level of performance or actual annualized performance measured as of the most recent completed fiscal quarter.

Transferability. Generally, awards granted under the 2026 Equity Plan are not transferable prior to death, except in limited circumstances with respect to stock options. Unless otherwise determined by the Committee, stock options, including ISOs, are transferable to certain grantor trusts established by the participant in which the participant is the sole beneficiary or

between spouses' incident to divorce, in the latter case, however, any ISOs so transferred will become NQSOs. In the Committee's sole discretion, an individual may transfer non-qualified stock options to certain family members or to a trust or partnership established for the benefit of such family member or to a charitable organization, in each case, provided no consideration is paid to the participant in connection with the transfer. However, a participant may designate a beneficiary to exercise stock options or receive any rights that may exist upon the participant's death with respect to awards granted under the 2026 Equity Plan. Any transferee is subject to the terms and conditions of the Plan and applicable award agreement.

Amendment and Termination. The Board of Directors may at any time amend or terminate the 2026 Equity Plan, and the Board of Directors or the Committee may amend any award agreement for any lawful purpose, but no such action may materially adversely affect any rights or obligations with respect to any awards previously granted under the 2026 Equity Plan, except to the extent described herein. The Board of Directors or Committee may also amend the 2026 Equity Plan or an outstanding award agreement to conform the plan or award agreement to applicable law (including but not limited to Code Section 409A) or to avoid an accounting treatment resulting from an accounting pronouncement or interpretation issued by the SEC or Financial Accounting Standards Board after adoption of the plan or the grant of the award, which may materially and adversely affect the financial condition or operations of the Company. Neither the Board of Directors nor the Committee can reprice a stock option without prior stockholder approval, except in accordance with the adjustment provisions of the 2026 Equity Plan (as described above). Notwithstanding the foregoing any amendment that would materially (i) increase the benefits available under the Plan, (ii) increase the aggregate number of securities under the Plan, or (iii) materially modify the requirements for participation in the Plan must be approved by the Company's stockholders.

Certain Federal Income Tax Consequences

The following is intended only as a brief summary of the federal income tax rules relevant to the primary types of awards available for issuance under the 2026 Equity Plan and is based on the terms of the Code as currently in effect. The applicable statutory provisions are subject to change in the future (possibly with retroactive effect), as are their interpretations and applications. Because federal income tax consequences may vary as a result of individual circumstances, participants are encouraged to consult their personal tax advisors with respect to their tax consequences. The following summary is limited only to United States federal income tax treatment. It does not address state, local, gift, estate, social security or foreign tax consequences, which may be substantially different.

Restricted Stock Awards. A participant generally will recognize taxable ordinary income upon the receipt of shares as a stock award or restricted stock award if the shares are not subject to a "substantial risk of forfeiture," which is generally considered to require the performance of substantial future services. The income recognized will be equal to the fair market value of the shares at the time of receipt less any purchase price paid for

the shares. If the shares are subject to a substantial risk of forfeiture, the participant generally will recognize taxable ordinary income when the substantial risk of forfeiture lapses. If the substantial risk of forfeiture lapses in installments over several years, the participant will recognize income in each year in which the substantial risk of forfeiture lapses as to that installment. The income recognized upon lapse of a substantial risk of forfeiture will be equal to the fair market value of the shares determined as of the time that the substantial risk of forfeiture lapses less any purchase price paid for the shares. The Company generally will be entitled to a deduction in an amount equal to the amount of ordinary income recognized by the participant, subject to the requirements of Section 162(m) of the Code ("Section 162(m)"), as applicable.

Alternatively, unless prohibited by the Committee, a participant may make a timely election under Section 83(b) of the Code (referred to in this proxy statement as Section 83(b)) to recognize ordinary income for the taxable year in which the participant received the shares underlying an award in an amount equal to the fair market value of the shares at that time. That income will be taxable at ordinary income tax rates. If a participant makes a timely Section 83(b) election, the participant will not recognize income at the time the substantial risk of forfeiture lapses with respect to the shares. At the time of disposition of the shares, a participant who has made a timely Section 83(b) election will recognize capital gain or loss in an amount equal to the difference between the amount realized upon sale and the ordinary income recognized upon receipt of the share (increased by the amount paid for the shares, if any). If the participant forfeits the shares after making a Section 83(b) election, the participant will not be entitled to a deduction with respect to the income recognized as a result of the election but will be entitled to a capital loss limited to the actually amount paid for the shares (if any). To be timely, the Section 83(b) election must be made within 30 days after the participant receives the shares.

The Company will generally be entitled to a deduction in an amount equal to the amount of ordinary income recognized by the participant at the time of the election.

Restricted Stock Units. A participant generally is not taxed upon the grant of an RSU. Generally, if an RSU is designed to be settled on or shortly after the RSU is no longer subject to a substantial risk of forfeiture, then at the time of settlement in stock or cash the participant will recognize ordinary income equal to the amount of cash and/or the fair market value of the shares received by the participant (subject to the short swing profits rule) and the Company will be entitled to an income tax deduction for the same amount, subject to the requirements of Section 162(m), as applicable. However, if an RSU is not designed to be settled on or shortly after the RSU is no longer subject to a substantial risk of forfeiture, the RSU may be deemed a nonqualified deferred compensation plan under Section 409A. In that case, if the RSU is designed to meet the requirements of Section 409A, then at the time of settlement the participant will recognize ordinary income equal to the amount of cash and/or the fair market value of the shares received by the participant, and the Company will be entitled to an income tax deduction for the same amount. However, if the RSU is not designed to satisfy the requirements of Section 409A, the participant may be subject to income taxes and penalties under Section 409A in the event of a violation of Section 409A.

Nonqualified Stock Options. A participant generally is not taxed upon the grant of a NQSO. However, the participant must recognize ordinary income upon exercise of the NQSO in an amount equal to the difference between the NQSO exercise price and the fair market value of the shares acquired on the date of exercise (subject to the short swing profits rule). The Company generally will have a deduction in an amount equal to the amount of ordinary income recognized by the participant in the Company's tax year during which the participant recognizes ordinary income, subject to the requirements of Section 162(m).

Upon the sale of shares acquired pursuant to the exercise of an NQSO, the participant will recognize capital gain or loss to the extent that the amount realized from the sale is different than the fair market value of the shares on the date of exercise. This gain or loss will be long-term capital gain or loss if the shares have been held for more than one year after exercise.

Incentive Stock Options. A participant is not taxed on the grant or exercise of an ISO. The difference between the exercise price and the fair market value of the shares covered by the ISO on the exercise date will, however, be a preference item for purposes of the alternative minimum tax. If a participant holds

the shares acquired upon exercise of an ISO for at least two years following the ISO grant date and at least one year following exercise, the participant's gain or loss, if any, upon a subsequent disposition of the shares is long-term capital gain or loss. The amount of the gain or loss is the difference between the proceeds received on disposition and the participant's basis in the shares (which generally equals the ISO exercise price). If a participant disposes of shares acquired pursuant to exercise of an ISO before satisfying these holding periods and realizes an amount in excess of the exercise price, the amount realized will be taxed to the participant as ordinary income up to the fair market value of the shares on the exercise date and any additional amount realized will be taxable to the participant as capital gain in the year of disposition; however, if the exercise price exceeds the amount realized on sale, the difference will be taxed to the participant as a capital loss. The Company is not entitled to a federal income tax deduction on the grant or exercise of an ISO or on the participant's disposition of the shares after satisfying the holding period requirement described above. If the holding periods are not satisfied, the Company will be entitled to a deduction in the year the participant disposes of the shares in an amount equal to any ordinary income recognized by the participant, subject to the requirements of Section 162(m).

For an option to qualify as an ISO for federal income tax purposes, the grant of the stock option must satisfy various other conditions specified in the Code. In the event a stock option is intended to be an ISO but fails to qualify as an ISO, it will be taxed as an NQSO as described above.

Performance Awards. A participant generally is not taxed upon the grant of restricted stock or restricted stock units granted subject to the satisfaction of performance conditions (such restricted stock or restricted stock units will be referred to herein as "performance shares" or "performance share units"). The participant will recognize taxable income at the time of settlement of the performance share/unit in an amount equal to the amount of cash and the fair market value of the shares received upon settlement. The income recognized will be taxable at ordinary income tax rates. The Company generally will be entitled to a deduction in an amount equal to the amount of ordinary income recognized by the participant, subject to the requirements of Code Section 162(m). Any gain or loss recognized upon the disposition of the shares acquired pursuant to settlement of a performance share/unit will qualify as long-term capital gain or loss if the shares have been held for more than one year after settlement.

Golden Parachute Payments. The terms of the award agreement evidencing an award under the 2026 Equity Plan may provide for accelerated vesting or accelerated payout of the award in connection with a change in ownership or control of the Company. In such event, certain amounts with respect to the award may be characterized as "parachute payments" under the golden parachute provisions of the Code. Under Section 280G of the Code, no federal income tax deduction is allowed to the Company for "excess parachute payments" made to "disqualified individuals," and receipt of such payments subjects the recipient to a 20% excise tax under Section 4999 of the Code. For this purpose, "disqualified individuals" are generally officers, shareholders or highly compensated individuals performing services for the Company, and the term "excess parachute payments" includes payments in the nature of compensation which are contingent on a change in ownership or effective control of the Company, to the extent that such payments (in present value) equal or exceed three times the recipient's average annual taxable compensation from the Company for the previous five years. Certain payments for reasonable compensation for services rendered after a change of control and payments from tax-qualified plans are generally not included in determining "excess parachute payments." If payments or accelerations may occur with respect to awards granted under the 2026 Equity Plan, certain amounts in connection with such awards may constitute "parachute payments" and be subject to these "golden parachute" tax provisions.

Code Section 162(m). The Company generally will be entitled to a deduction in an amount equal to the amount of ordinary income recognized by a participant, subject to the requirements of Section 162(m) of the Code. Section 162(m) of the Code generally limits to $1.0 million the deduction that a company is permitted to take for annual compensation paid to each "covered employee." For 2026, generally, and subject to certain exceptions, a "covered employee" includes any person who served as CEO or CFO of a company at any time during a fiscal year and the three other most highly compensated executive officers for that fiscal year and any other person who was a covered employee in a previous taxable year after December 31, 2016. Any awards that the Company grants pursuant to the 2026 Equity Plan to covered employees, whether performance-based or otherwise, will be subject to the $1.0 million annual deduction limitation. While the Committee intends to consider the deductibility of compensation when making equity awards, it is only one factor it considers.

Equity Compensation Plan Information

The 2020 Equity Plan is the only current plan under which equity incentive awards may be granted to employees, executives or directors. The following table sets forth information, as of December 31, 2025, about Common Stock that may be issued upon exercise of options under stock-based benefit plans maintained by the Company, as well as the number of securities available for issuance under equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans Approved by Stockholders	1,486,170	$ 23.38	2,165,868
Equity Compensation Plans Not Approved by Stockholders	—	—	—
Total Equity Compensation Plans	1,486,170	$ 23.38	2,165,868

New 2026 Equity Plan Benefits

Any awards to executive officers, non-employee directors and employees of the Company under the 2026 Equity Plan are discretionary and cannot be determined at this time. As a result, the benefits and amounts that will be received or allocated under the 2026 Equity Plan are not determinable at this time, and the Company has not included a table that reflects such future awards.

Required Vote

To be approved, Proposal 3 requires the affirmative vote of a majority of the votes cast at the Annual Meeting.

Directors' Recommendation

 **OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE OCEANFIRST FINANCIAL CORP. 2026 STOCK INCENTIVE PLAN.**

Ratification of Appointment of the Independent Registered Public Accounting Firm

Independent Registered Public Accounting Firm Rotation

As specified in its Charter, the Audit Committee is responsible for the selection, appointment, and oversight of the Company's independent registered public accounting firm and approval of all its services performed by the independent registered public accounting firm and associated third-party consultants.

The Company's independent registered accounting firm for the fiscal year ended December 31, 2025 was Deloitte. The Audit Committee reappointed Deloitte to continue as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2026, subject to ratification of such appointment by the stockholders. If the stockholders do not ratify the appointment of Deloitte as the Company's independent registered accounting firm, the Audit Committee may, but is not required to, consider other independent registered public accounting firms.

Representatives of Deloitte will be available at the Annual Meeting. They will be given an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions from stockholders at the Annual Meeting.

Audit Fees

The following table sets forth the fees billed to the Company for the fiscal years ended December 31, 2025 and December 31, 2024 by Deloitte:

	2025	2024
Audit fees	$ 1,725,100	$ 1,533,900
Audit-related fees[1]	25,000	69,010
Tax fees[2]	5,283	--
	$ 1,755,383	$ 1,602,910

(1) Audit-related fees are excluded from "Audit Fees" because the services were not required for reporting on the Company's consolidated financial statements. Audit-related fees relate to audit procedures for the U.S. Department of Housing and Urban Development (HUD) reporting requirements.
(2) Consists of certain tax compliance and advisory services in 2025.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Registered Public Accounting Firm

The Audit Committee is responsible for appointing, setting compensation, and overseeing the work of the independent registered public accounting firm. In accordance with its Charter, the Audit Committee approves, in advance, all audit and permissible non-audit services to be performed by the independent registered public accounting firm. Such approval process ensures that the independent registered public accounting firm does not provide any non-audit services to the Company that are prohibited by law or regulation. The Audit Committee believes that the provision of non-audit services by Deloitte are compatible with maintaining Deloitte's independence.

During the years ended December 31, 2025 and 2024, 100% of the audit-related fees and tax fees set forth above were approved in advance by the Audit Committee.

Report of the Audit Committee

The Company's management is responsible for the Company's internal controls and financial reporting process. The Director of Internal Audit reports directly to the Audit Committee. The Director of Internal Audit submitted and implemented an internal audit plan for 2025.

The independent registered public accounting firm is responsible for performing an independent audit of the Company's financial statements and issuing an opinion on the conformity of these financial statements with generally accepted accounting principles. The Audit Committee oversees the Company's internal controls and financial reporting process on behalf of the Board of Directors.

The Audit Committee reviewed and discussed the annual financial statements with management and the Company's independent registered public accounting firm. As part of this process, management represented to the Audit Committee that the financial statements were prepared in accordance with generally accepted accounting principles. The Audit Committee also received and reviewed written disclosures and a letter from the independent registered public accounting firm regarding their independence as required under applicable standards for independent registered public accounting firms of public companies, the Public Company Accounting Oversight Board, and the Commission. The Audit Committee discussed with the independent registered public accounting firm the contents of such materials, their independence and additional matters required by the Public Company Accounting Oversight Board, including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

In concluding that the independent registered public accounting firm was independent, the Audit Committee considered, among other factors, whether the non-audit services provided by the independent registered public accounting firm were compatible with the independent registered public accounting firm's independence.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for their audit. The Audit Committee met with the independent registered public accounting firm, with and without management present, to discuss the results of their examination, their evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting.

In performing all of these functions, the Audit Committee acts only in an oversight capacity. In its oversight role, the Audit Committee relies on the work and assurances of the Company's management, which has the primary responsibility for financial statements and reports, and of the independent registered public accounting firm who, in its report, expresses an opinion on the conformity of the Company's financial statements to generally accepted accounting principles. The Audit Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions with management and the independent registered public accounting firm do not assure that the Company's financial statements are presented in accordance with generally accepted accounting principles, that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards or that the Company's independent registered public accounting firm is in fact "independent."

Based on such review and discussions, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 for filing with the Commission. The Audit Committee also has approved, subject to stockholder ratification, the selection of the Company's independent registered public accounting firm.

The Audit Committee
Grace C. Torres, Chair
Robert C. Garrett
Nicos Katsoulis

Required Vote

To be approved, Proposal 4 requires the affirmative vote of a majority of the votes cast at the Annual Meeting.

Directors' Recommendation

 **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" PROPOSAL 4, THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE 2026 FISCAL YEAR.**

Transactions with Management

Loans and Extensions of Credit

The Sarbanes-Oxley Act of 2002 generally prohibits loans by the Company to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by a bank to its executive officers and directors as long as they are made in compliance with federal banking regulations. The Bank's policies require that all transactions between the Bank and its executive officers, directors, holders of 10% or more of the shares of any class of its common stock, and affiliates thereof, contain terms no less favorable to the Bank than could have been obtained by it in arm's length negotiations with unaffiliated persons and must be approved in advance by a majority of the entire Board of Directors of the Bank, with any person having any interest in the transaction abstaining. All loans made by the Bank to its executive officers and directors were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

Notwithstanding the above, the Bank offers to executive officers certain loans on terms not available to the public but available to all other full-time employees, as permitted under federal banking regulations. The Bank has a policy of providing mortgage, home equity, and auto loans to officers and employees who have completed one year of service, at a rate that is 1% below the Bank's prevailing rate for the specific type of loan. The following chart reflects loans outstanding to executive officers and immediate family members sharing the same household as the executive officer, which were made at the discounted interest rate and which exceed $120,000 in the period presented. The information is presented as of December 31, 2025:

OCEANFIRST BANK CREDIT EXTENSIONS TO INSIDERS AS OF DECEMBER 31, 2025

Name	Position	Loan Type	Largest Amount of Principal Outstanding in 2025	Principal Outstanding As of December 31, 2025	Principal Paid in 2025	Interest Paid in 2025	Current Rate
Joseph J. Lebel III	Senior Executive Vice President and COO of the Company and President and COO of the Bank	First Mortgage	$ 146,550	$ 0	$ 146,550	$ 3,505	N/A[1]

(1) During 2025, Mr. Lebel fully paid off the remaining balance of his loan.

The Board of Directors has placed a moratorium on any other transactions between the Company and Bank and any director, their family members or affiliated entities. Other than routine banking transactions in the ordinary course of business, no such transactions took place in 2025.

Transactions between the Company or the Bank and any director, their family members, or affiliated entities are governed by the Company's and Bank's Code of Ethics and Standards of Personal Conduct, which requires review and approval of said transactions by the Board and sets forth the requirements to be considered by the Board.

Additional Information

This proxy statement is to be used at the Annual Meeting of Stockholders to be held virtually on Wednesday, May 27, 2026, at 8:00 a.m., Eastern Time, and at any adjournment or postponement of the Annual Meeting. The Annual Report of Stockholders, including the consolidated financial statements of the Company and its subsidiaries for the fiscal year ended December 31, 2025 accompanies this proxy statement. This proxy statement is first being made available to record holders on or about April 27, 2026.

Voting and Proxy Procedure

Who Can Vote at the Annual Meeting

You are entitled to vote your shares of the Company's common stock only if the records of the Company show that you held your shares as of the close of business on April 2, 2026, As of the close of business on that date, 57,600,008 shares of the Company's common stock were outstanding and entitled to vote. Each share of common stock has one vote. As provided in the Fourth Article of the Company's Certificate of Incorporation, record holders of common stock who beneficially own in excess of 10% of the outstanding shares of common stock are not entitled to any vote in respect of the shares held in excess of this limit. A person or entity is deemed to beneficially own shares owned by an affiliate of, as well as by persons acting in concert with, such person or entity. The Company's Certificate of Incorporation authorizes the Board of Directors (i) to make all determinations necessary to implement and apply the limit, including determining whether persons or entities are acting in concert, and (ii) to demand that any person who is reasonably believed to beneficially own stock in excess of the limit supply information to the Company to enable the Board of Directors to implement and apply the limit.

Attending the Annual Meeting

The 2026 Annual Meeting of Stockholders will be held in a virtual format through a live webcast.

You are entitled to participate in the Annual Meeting if you were a stockholder as of the close of business on April 2, 2026, the Record Date. To be admitted to the Annual Meeting at www.virtualshareholdermeeting.com/OCFC2026, you must enter the 16-digit control number found next to the label "Control Number" on your proxy card. If you are a beneficial stockholder, you may contact the bank, broker, or other institution where you hold your account if you have questions about obtaining your control number. If you do not have a control number, you may attend the virtual meeting as a guest.

Whether or not your participate in the Annual Meeting, it is important that your shares be part of the voting process. You may log onto www.proxyvote.com and enter your control number to vote your shares.

We encourage you to access the Annual Meeting before it begins. Online check-in will start approximately 15 minutes before the meeting on May 27, 2026. Technical assistance numbers can be found on www.virtualshareholdermeeting.com/OCFC2026 and are available 15 minutes prior to through the end of the meeting.

You may access copies of the proxy statement, Annual Report, and Form 10-K by visiting the Investors Relations area of www.oceanfirst.com.

Questions at the Annual Meeting

We are committed to ensuring, to the extent possible, that stockholders will be afforded the availability to participate in the virtual meeting as they would at an in-person meeting. Questions that comply with the Rules of the Meeting may be submitted during the Annual Meeting through www.virtualshareholdermeeting.com/OCFC2026. Please select a "Topic" in order to "Submit" questions.

Our virtual Annual Meeting will allow stockholders to submit questions during the Annual Meeting to be addressed during a designated question-and-answer period at the Annual Meeting.

We will answer as many stockholder-submitted questions as time permits, and any questions that we are unable to address during the Annual Meeting will be answered following the meeting, with the exception of any questions that are irrelevant to the purpose of the Annual Meeting or our business or that contain inappropriate or derogatory references that are not in good taste. If we receive substantially similar questions, we will group such questions together and provide a single response to avoid repetition.

Quorum and Vote Required

The Annual Meeting will be held only if there is a quorum. A majority of the outstanding common shares entitled to vote and represented at the Annual Meeting constitutes a quorum. If you return valid proxy instructions or attend the meeting virtually, your shares will be counted for determining whether there is a quorum, even if you abstain from voting.

Broker non-votes also will be counted for determining a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not receive voting instructions from the beneficial owner and casts an "uninstructed" vote.

Proposal	Voting Choices and Board Recommendation	Voting Standard
Proposal 1 – Election of Directors	● vote for all nominees, ● withhold votes as to all nominees, or ● withhold votes as to a specific nominee. The Board of Directors recommends the votes **"FOR"** each of the nominees for director.	Plurality of the votes cast at the Annual Meeting. This means that the nominees receiving the greatest number of votes will be elected. There is no cumulative voting for the election of directors.
Proposal 2 – Advisory Vote on Executive Compensation	● vote for, ● vote against, or ● abstain from voting. The Board of Directors recommends the vote **"FOR"** the approval, on an advisory basis, of the compensation of the Company's named executive officers as disclosed in these materials.	Majority of the votes cast
Proposal 3 – Approval of the 2026 Stock Incentive Plan	● vote for, ● vote against, or ● abstain from voting. The Board of Directors recommends the vote **"FOR"** the approval of the 2026 Stock Incentive Plan	Majority of the votes cast
Proposal 4 – Ratification of the appointment of Deloitte & Touche LLP as the independent registered public accounting firm	● vote for, ● vote against, or ● abstain from voting. The Board of Directors recommends the vote **"FOR"** ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the 2026 fiscal year.	Majority of the votes cast

	Effect of Broker Non-Votes and Abstentions
Proposal 1 – Election of Directors	● Broker non-votes will not be counted as votes cast ● Withheld votes will have no effect on the outcome of the election
Proposal 2 – Advisory Vote on Executive Compensation	● Broker non-votes will not be counted as votes cast and will have no effect on voting of the proposal ● Abstentions will have the same effect as a vote against the proposal
Proposal 3 – Approval of the 2026 Stock Incentive Plan	● Broker non-votes will not be counted as votes cast and will have no effect on voting of the proposal ● Abstentions will have the same effect as a vote against the proposal
Proposal 4 – Ratification of the appointment of Deloitte & Touche LLP as the independent registered public accounting firm	● Broker non-votes will not be counted as votes cast and will have no effect on voting of the proposal ● Abstentions will have the same effect as a vote against the proposal

Voting by Proxy; Revocation of Proxy; Board Recommendations

This proxy statement is being sent to you by the Company's Board of Directors to request that you allow your shares of Company common stock to be represented at the Annual Meeting by the persons named in the enclosed proxy card. All shares of Company common stock represented at the Annual Meeting by properly executed and dated proxies will be voted in accordance with the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by the Company's Board of Directors.

If any matters not described in this proxy statement are properly presented at the Annual Meeting, the persons named in the proxy card will use their judgment to determine how to vote your shares. This includes a motion to adjourn or postpone the Annual Meeting in order to solicit additional proxies. If the Annual Meeting is adjourned or postponed, your Company common stock may be voted by the persons named in the proxy card on the new meeting dates as well, unless you have revoked your proxy. The Company does not know of any other matters to be presented at the Annual Meeting.

You may revoke your proxy at any time before the vote is taken at the Annual Meeting. To revoke your proxy you must either advise the Corporate Secretary of the Company in writing before your common stock has been voted at the Annual Meeting, deliver a later dated proxy, or participate in the Annual Meeting virtually and vote your shares. Attendance at the Annual Meeting will not in itself constitute revocation of your proxy.

If your Company common stock is held in "street name," you will receive instructions from your broker, bank or other nominee that you must follow in order to have your shares voted. Your broker, bank or other nominee may allow you to deliver your voting instructions via the telephone or the Internet. Please see the instruction form provided by your broker, bank or other nominee, that accompanies this proxy statement.

Participants in OceanFirst Bank's Benefit Plans

Participants in the OceanFirst Bank Employee Stock Ownership Plan (the "ESOP") and the OceanFirst Bank Retirement Plan (the "401(k) Plan") will receive a voting instruction form for each plan that reflects all shares they may vote under the particular plan. Under the terms of the ESOP, the trustee votes all shares held by the ESOP, but each ESOP participant may direct the trustee how to vote the shares of the Company common stock allocated to his or her account. The ESOP trustee, subject to the exercise of its fiduciary duties, will vote all unallocated shares of Company common stock held by the ESOP and allocated shares of Company common stock for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions.

Under the terms of the 401(k) Plan, a participant is entitled to direct the trustee how to vote the shares of Company common stock in the plan credited to his or her account. The trustee will vote all shares for which no directions are given or for which timely instructions were not received in the same proportion as shares for which such trustee received timely voting instructions. The deadline for returning voting instructions to each plan's trustee is May 22, 2026.

IF YOU HAVE ANY QUESTIONS ABOUT VOTING, PLEASE CONTACT THE COMPANY'S PROXY SOLICITOR, ALLIANCE ADVISORS, LLC BY CALLING TOLL FREE AT (833) 218-4459.

Stockholder Nominations and Proposals

The Company's Bylaws provide that, in order for a stockholder to make nominations for the election of directors or proposals for business to be brought before the Annual Meeting, a stockholder must deliver notice of such nominations and/or proposals to the Corporate Secretary not less than 90 days before the date of the Annual Meeting; provided that if less than 100 days' notice or prior public disclosure of the date of the Annual Meeting is given to stockholders, such notice must be delivered not later than the close of the tenth day following the day on which notice of the date of the Annual Meeting was mailed to stockholders or prior public disclosure of the meeting date was made. The 2027 Annual Meeting of Stockholders is expected to be held on or about May 26, 2027. Accordingly, stockholder nominations for the election of directors or proposals for business to be brought before the 2027 Annual Meeting of Stockholders must be received no later than February 25, 2027. Stockholders must comply with the Company's procedures to be followed by stockholders to submit a recommendation of a director candidate. See "*Procedures to be Followed by Stockholders*." A copy of the full text of the Bylaw provisions discussed above may be obtained by writing the Corporate Secretary at 110 West Front Street, Red Bank, New Jersey 07701.

Stockholder Proposals for Inclusion in Proxy Materials

In order to be eligible for inclusion in the Company's proxy materials for next year's Annual Meeting of Stockholders, any stockholder proposal to take action at such meeting must be received at the Company's administrative offices at 110 West Front Street, Red Bank, New Jersey 07701, no later than December 18, 2026. If next year's Annual Meeting is held on a date more than 30 calendar days from May 27, 2027, a stockholder proposal must be received by a reasonable time before the Company begins to print and mail its proxy solicitation material for such Annual Meeting. Any stockholder proposals will be subject to the requirements of the proxy rules adopted by the Commission.

Notice of a Solicitation of Proxies in Support of Director Nominees Other Than the Company's Nominees

In order to solicit proxies in support of director nominees other than the Company's nominees for the 2027 Annual Meeting of Stockholders, a person must provide notice postmarked or transmitted electronically to our administrative office, 110 West Front Street, Red Bank, New Jersey, 07701, investorrelations@oceanfirst.com, no later than March 27, 2027. Any such notice and solicitation shall be subject to the requirements of the proxy rules adopted under the Securities and Exchange Act of 1934.

Stockholder Communications

The Company encourages stockholder communications to the Board of Directors and/or individual directors. Communications regarding financial or accounting policies may be made to the Chair of the Audit Committee, Grace C. Torres, at the Company's address. Other communications to the Board of Directors may be made to the Corporate Secretary at the Company's address. Communications to individual directors may be made to such director at the Company's address.

In addition, the Board of Directors encourages directors to attend the Annual Meeting of Stockholders. All directors, then appointed, virtually attended the Annual Meeting of Stockholders held on May 19, 2025.

Miscellaneous

The Company will pay the cost of this proxy solicitation. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of the Company common stock. In addition to soliciting proxies by mail, directors, officers and regular employees of the Company may solicit proxies personally or by telephone without receiving additional compensation. The Company will pay Alliance Advisors, LLC, a proxy solicitation firm, a fee of $11,000 plus expenses to assist the Company in soliciting proxies.

The Company's Annual Report to Stockholders has been made available to persons who were stockholders as of the close of business on April 2, 2026. Any stockholder who has not received a copy of the Annual Report may obtain a copy by writing to the Corporate Secretary of the Company. The Annual Report is not to be treated as part of the proxy solicitation material or as having been incorporated in this proxy statement by reference.

Important Notice Regarding the Availability of Proxy Materials for the Stockholders Meeting to Be Held on May 27, 2026.

The proxy statement and Annual Report to Stockholders are available on the Company's website (www.oceanfirst.com).

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as filed with the Securities and Exchange Commission may be accessed through the Company's website (www.oceanfirst.com). A copy of the Form 10-K (without exhibits) will be furnished without charge to persons who were stockholders as of the close of business on April 2, 2026 upon written request to Alfred Goon, Corporate Development, Strategy and Investor Relations, OceanFirst Financial Corp., 110 West Front Street, Red Bank, New Jersey 07701.

If you and others who share your address own your shares in street name, your broker or other holder of record may be sending only one annual report and proxy statement to your address. This practice, known as "householding," is designed to reduce the printing and postage costs. However, if a stockholder residing at such an address wishes to receive a separate annual report or proxy statement in the future, he or she should contact the broker or other holder of record. If you own your shares in street name and are receiving multiple copies of the Annual Report and proxy statement, you can request householding by contacting your broker or other holder of record.

By Order of the Board of Directors

Steven J. Tsimbinos
Corporate Secretary
Red Bank, New Jersey
April 27, 2026

You are cordially invited to attend the Annual Meeting of Stockholders virtually. Whether or not you plan to attend the Annual Meeting, you are requested to sign, date, and promptly return the accompanying proxy card in the enclosed postage-paid envelope, or vote your shares electronically or by phone by following the voting instructions printed on the proxy card. If you plan on attending the virtual meeting, or have any questions, please contact Alfred Goon, Corporate Development, Strategy and Investor Relations, OceanFirst Financial Corp., 110 West Front Street, Red Bank, New Jersey 07701.

Appendix A
OceanFirst Financial Corp. 2026 Stock Incentive Plan

ARTICLE 1 - GENERAL

Section 1.1 Purpose, Effective Date and Term

The purpose of this OceanFirst Financial Corp. 2026 Stock Incentive Plan (the "**Plan**") is to promote the long-term financial success of OceanFirst Financial Corp. (the "**Company**"), and its Subsidiaries, including OceanFirst Bank (the "**Bank**") by providing a means to attract, retain and reward individuals who contribute to that success and to further align their interests with those of the Company's stockholders through the ownership of shares of Company Stock. The "**Effective Date**" of the Plan shall be the date on which the Plan satisfies the applicable stockholder approval requirements. The Plan will remain in effect as long as any Awards remain outstanding; *provided, however,* that no Awards may be granted under the Plan after the day immediately prior to the ten-year anniversary of the Effective Date. Upon stockholder approval of this Plan, no further awards shall be granted under the OceanFirst Financial Corp. 2020 Stock Incentive Plan (the "**Prior Plan**"), and the Prior Plan shall remain in existence solely for the purpose of administering outstanding grants thereunder.

Section 1.2 Administration

The Plan shall be administered by the Compensation Committee of the Board of Directors (the **"Committee"**), in accordance with **Section 5.1**.

Section 1.3 Participation

Each individual who is granted or holds an Award in accordance with the terms of the Plan will be a Participant in the Plan (a **"Participant"**). The grant of Awards shall be limited to Employees and Directors of, and service providers to, the Company or any Subsidiary.

Section 1.4 Definitions

Capitalized terms used in the Plan are defined in **Article 8** and elsewhere in the Plan.

ARTICLE 2 - AWARDS

Section 2.1 General

Any Award under the Plan may be granted singularly, or in combination with another Award (or Awards). Each Award under the Plan shall be subject to the terms and conditions of the Plan and any additional terms, conditions, limitations and restrictions provided by the Committee with respect to the Award and as evidenced in an Award Agreement. Every Award under the Plan shall require a written Award Agreement. Subject to the provisions of **Section 2.2(d)**, an Award may be granted as an alternative to or replacement of an existing award under the Plan or any other plan of the Company or any Subsidiary (provided, however, that no reload Awards shall be granted hereunder) or as the form of payment for grants or rights earned or due under any other compensation plan or arrangement of the Company or its Subsidiaries, including without limitation the plan of any entity acquired by the Company or any Subsidiary. The types of Awards that may be granted under the Plan include:

(a) *Stock Options*. A Stock Option means a grant under Section 2.2 that represents the right to purchase shares of Stock at an Exercise Price established by the Committee. Any Stock Option may be either an Incentive Stock Option (an "**ISO**") that is intended to satisfy the requirements applicable to an "incentive stock option" described in Code Section 422(b), or a Non-Qualified Stock Option (a **"Non-Qualified Option"**) that is not intended to be an ISO, *provided, however*, that no ISOs may be granted: (i) after the ten-year anniversary of the Effective Date or the date

the Plan is approved by the Board of Directors, whichever is earlier, or (ii) to a non-employee. Unless otherwise specifically provided by its terms, any Stock Option granted under the Plan to an employee shall be an ISO to the maximum extent permitted. Any ISO granted under this Plan that does not qualify as an ISO for any reason (whether at the time of grant or as the result of a subsequent event) shall be deemed to be a Non-Qualified Option. In addition, any ISO granted under this Plan may be unilaterally modified by the Committee to disqualify the Stock Option from ISO treatment such that it shall become a Non-Qualified Option; provided however, that any modification will be ineffective if it causes the Award to be subject to Code Section 409A (unless, as modified, the Award complies with Code Section 409A).

(b) *Restricted Stock Awards*. A Restricted Stock Award means a grant of shares of Stock under Section 2.3 for no consideration or for such minimum consideration as may be required by applicable law, subject to a time-based vesting schedule or the satisfaction of market conditions or performance conditions.

(c) *Restricted Stock Units*. A Restricted Stock Unit means a grant under Section 2.4 denominated in shares of Stock that is similar to a Restricted Stock Award except no shares of Stock are actually awarded on the date of grant of a Restricted Stock Unit. A Restricted Stock Unit is subject to a time-based vesting schedule or the satisfaction of market conditions or performance conditions and shall be settled in shares of Stock, cash, or a combination thereof.

(d) *Performance Awards.* A Performance Award means an Award under Sections 2.2, 2.3 or 2.4 that vests upon the achievement of one or more specified performance measures, as further set forth in Section 8.1 under "Performance Award".

Section 2.2 Stock Options

(a) *Grant of Stock Options.* Each Stock Option shall be evidenced by an Award Agreement that specifies: (i) the number of Stock Options covered by the Stock Option; (ii) the date of grant of the Stock Option and the Exercise Price; (iii) the vesting period or conditions to vesting; and (iv) such other terms and conditions not inconsistent with the Plan, including the effect of termination of a Participant's employment or Service with the Company as the Committee may, in its discretion, prescribe. Stock Options may be granted as Performance Awards.

(b) *Terms and Conditions.* A Stock Option shall be exercisable in accordance with such terms and conditions and during such periods as may be established by the Committee. In no event, however, shall a Stock Option expire later than ten (10) years after the date of its grant (or five (5) years with respect to an ISO granted to an Employee who is a 10% Stockholder). The "**Exercise Price**" of each Stock Option shall not be less than 100% of the Fair Market Value of a share of Stock on the date of grant (or, if greater, the par value of a share of Stock); *provided, however*, that the Exercise Price of an ISO shall not be less than 110% of Fair Market Value of a share of Stock on the date of grant if granted to a 10% Stockholder; *further, provided*, that the Exercise Price may be higher or lower in the case of Stock Options granted or exchanged in replacement of existing Awards held by an employee or director of or service provider to an acquired entity. The payment of the Exercise Price of a Stock Option shall be by cash or, subject to limitations imposed by applicable law, by such other means as the Committee may from time to time permit, including: (i) by tendering, either actually or constructively by attestation, shares of Stock valued at Fair Market Value as of the date of exercise; (ii) by irrevocably authorizing a third party, acceptable to the Committee, to sell shares of Stock (or a sufficient portion of the shares) acquired upon exercise of the Stock Option and to remit to the Company a sufficient portion of the sale proceeds to pay the entire Exercise Price and any tax withholding resulting from such exercise; (iii) by net settlement of the Stock Option, using a portion of the shares obtained on exercise in payment of the Exercise Price of the Stock Option (and if applicable, tax withholding); (iv) by personal, certified or cashier's check; (v) by other property deemed acceptable by the Committee; or (vi) by any combination thereof. The total number of shares that may be acquired upon the exercise of a Stock Option shall be rounded down to the nearest whole share, with cash-in-lieu paid by the Company, at its discretion, for the value of any fractional share.

(c) *Prohibition of Cash Buy-Outs of Underwater Stock Options.* Under no circumstances will any Stock Option with an Exercise Price as of an applicable date that is greater than the Fair Market Value of a share of Stock as of the same date that was granted under the Plan be bought back by the Company without shareholder approval.

(d) *Prohibition Against Repricing.* Except for adjustments pursuant to Section 3.4, and reductions of the Exercise Price approved by the Company's shareholders, neither the Committee nor the Board of Directors shall have the right or authority to (i) make any adjustment or amendment that reduces or would have the effect of reducing the Exercise Price of a Stock Option previously granted under the Plan, (ii) cancel a Stock Option when the Exercise Price per share exceeds the Fair Market Value of one share of Stock in exchange for cash or another Award (other than in connection with a Change in Control), or (iii) take any other action with respect to a Stock Option that would be treated as a repricing under the rules and regulations of the principal U.S. national securities exchange on which the shares of Stock are listed.

(e) *Prohibition on Paying Dividends.* No dividends shall be paid on Stock Options and no Dividend Equivalent Rights may be granted with respect to Stock Options.

Section 2.3. Restricted Stock Awards

(a) *Grant of Restricted Stock.* Each Restricted Stock Award shall be evidenced by an Award Agreement, that specifies: (i) the number of shares of Stock covered by the Restricted Stock Award; (ii) the date of grant of the Restricted Stock Award; (iii) the vesting period or conditions to vesting; and (iv) such other terms and conditions not inconsistent with the Plan, including the effect of termination of Participant's employment or Service with the Company as the Committee may, in its discretion, prescribe. Restricted Stock Awards may be granted as Performance Awards. All Restricted Stock Awards shall be in the form of issued and outstanding shares of Stock. Restricted Stock granted under the Plan may be evidenced in such manner as the Committee shall determine, including electronically and/or solely on the books and records maintained by the transfer agent. If certificates representing Restricted Stock are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock (including that the Restricted Stock may not be sold, encumbered, hypothecated or otherwise transferred except in accordance with the terms of the Plan and Award Agreement) and/or that the Company retain physical possession of the certificates, and that the Participant deliver a stock power to the Company, endorsed in blank, relating to the Restricted Stock.

(b) *Terms and Conditions.* Each Restricted Stock Award shall be subject to the following terms and conditions:

(i) *Dividends.* No cash dividends shall be paid with respect to any Restricted Stock Awards unless and until the Participant vests in the underlying share(s) of Restricted Stock. Upon the vesting of a Restricted Stock Award, any dividends declared but not paid during the vesting period shall be paid within thirty (30) days following the vesting date. Any stock dividends declared on shares of Stock subject to a Restricted Stock Award shall be subject to the same restrictions and shall vest at the same time as the shares of Restricted Stock from which said dividends were derived. All unvested dividends shall be forfeited by the Participants to the extent their underlying Restricted Stock Awards are forfeited.

(ii) *Voting Rights.* Unless the Committee determines otherwise with respect to any Restricted Stock Award and specifies such determination in the relevant Award Agreement, a Participant shall have voting rights related to unvested, non-forfeited Restricted Stock Awards and the voting rights may be exercised by the Participant in his or her discretion.

(iii) *Tender Offers and Merger Elections*. Each Participant to whom a Restricted Stock Award is granted shall have the right to respond, or to direct the response, with respect to the related shares of Restricted Stock, to any tender offer, exchange offer, cash/stock merger consideration election or other offer made to, or elections made by, the holders of shares of Stock. Such a direction for any shares of Restricted Stock shall be given by proxy or ballot (if the Participant is the beneficial owner of the shares of Restricted Stock for voting purposes) or by completing and filing, with the inspector of elections, the trustee or such other person who shall be independent of the Company as the Committee shall designate in its direction (if the Participant is not a beneficial owner), a written direction in the form and manner prescribed by the Committee. If no direction is given, then the shares of Restricted Stock shall not be tendered.

Section 2.4 Restricted Stock Units

(a) *Grant of Restricted Stock Unit Awards*. Each Restricted Stock Unit shall be evidenced by an Award Agreement that specifies: (i) the number of Restricted Stock Units covered by the Award; (ii) the date of grant of the Restricted Stock Units; (iii) the Restriction Period; and (iv) such other terms and conditions not inconsistent with the Plan, including the effect of termination of a Participant's employment or Services with the Company as the Committee may, in its discretion, prescribe.

(b) *Terms and Conditions*. Each Restricted Stock Unit Award shall be subject to the following terms and conditions:

(i) A Restricted Stock Unit Award shall be similar to a Restricted Stock Award except that no shares of Stock are actually awarded to the recipient on the date of grant. The Committee shall impose such conditions and/or restrictions on any Restricted Stock Unit Award granted pursuant to the Plan as it may deem advisable including, without limitation, a requirement that Participants pay a stipulated purchase price for each Restricted Stock Unit, time-based restrictions and vesting following the attainment of performance measures, restrictions under applicable laws or under the requirements of any Exchange or market upon which shares of Stock may be listed, or holding requirements or sale restrictions placed by the Company upon vesting of the Restricted Stock Units. The Committee may make grants of Restricted Stock Units upon such terms and conditions as it may determine, which may include, but is not limited to, deferring receipt of the underlying shares of Stock provided the deferral complies with Section 409A of the Code and applicable provisions of the Plan.

(ii) Restricted Stock Units may be granted as Performance Awards.

(iii) Subject to the provisions of the Plan and the applicable Award Agreement, during the period, if any, set by the Committee, commencing with the date of grant of a Restricted Stock Unit for which a Participant's continued Service is required (the "Restriction Period"), and until the later of (A) the expiration of the Restriction Period and (B) the date the applicable performance measures (if any) are satisfied, the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Restricted Stock Units.

(iv) A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder.

(v) No dividends shall be paid on Restricted Stock Units. In the sole discretion of the Committee, exercised at the time of grant, Dividend Equivalent Rights may be assigned to Restricted Stock Units. A Dividend Equivalent Right, if any, shall be paid at the same time as the shares of Stock or cash subject to the Restricted Stock Unit are distributed to the Participant and is otherwise subject to the same rights and restrictions as the underlying Restricted Stock Unit.

Section 2.5 Vesting of Awards

The Committee shall specify the vesting schedule or conditions of each Award. At least ninety-five percent (95%) of all Awards under the Plan shall be subject to a vesting requirement of at least one year of Service following the grant of the Award and evidenced in the Award Agreement, subject to acceleration of vesting, to the extent authorized by the Committee or set forth in the Award Agreement, upon the Participant's death, Disability or in connection with a Change in Control as set forth in Article IV.

Section 2.6 Deferred Compensation

Subject to approval by the Committee before an election is made, an Award of Restricted Stock Units may be deferred pursuant to a valid deferral election made by a Participant. If a deferral election is made by a Participant, the Award Agreement shall specify the terms of the deferral and shall constitute the deferral plan pursuant to the requirements of Code Section 409A. If any Award would be considered "deferred compensation" as defined under Code Section 409A ("Deferred Compensation"), the Committee reserves the absolute right (including the right to delegate such right) to unilaterally amend the Plan or the Award Agreement, without the consent of the Participant, to maintain exemption from, or to comply with, Code Section 409A. Any amendment by the Committee to the Plan or an Award Agreement pursuant to this Section 2.6 shall maintain, to the extent practicable, the original intent of the applicable provision without violating Code Section 409A. A Participant's acceptance of any Award under the Plan constitutes acknowledgement and consent to such rights of the Committee, without further consideration or action. Any discretionary authority retained by the Committee pursuant to the terms of this Plan or pursuant to an Award Agreement shall not be applicable to an Award which is determined to constitute Deferred Compensation, if such discretionary authority would contravene Code Section 409A. Unless otherwise provided in a valid election form intended to comply with Code Section 409A, all Awards that are considered Deferred Compensation hereunder shall settle and be paid in no event later than 2½ months following the end of the calendar year with respect to which the Award's substantial risk of forfeiture lapsed.

Section 2.7. Effect of Termination of Service on Awards

The Committee shall establish the effect of a Termination of Service on the continuation of rights and benefits available under an Award and, in so doing, may make distinctions based upon, among other things, the reason(s) for the Termination of Service and type of Award. Unless otherwise specified by the Committee and set forth in an Award Agreement or as set forth in any employment or severance agreement entered into by and between the Company and/or a Subsidiary and the Participant, the following provisions shall apply to each Award granted under this Plan:

(a) Upon the Participant's Termination of Service for any reason other than due to Disability, death or Cause, Stock Options shall be exercisable only as to those shares that were immediately exercisable by the Participant at the date of termination, and may be exercised only for a period of three (3) months following termination and any Restricted Stock or Restricted Stock Units that have not vested as of the date of Termination of Service shall expire and be forfeited.

(b) In the event of a Termination of Service for Cause, all Stock Options granted to a Participant that have not been exercised (whether or not vested), and all Restricted Stock Awards and Restricted Stock Units that have not vested, shall expire and be forfeited.

(c) Upon Termination of Service on account of Disability or death, all Stock Options shall be fully exercisable, whether or not then exercisable, and all Restricted Stock Awards and Restricted Stock Units shall immediately vest as to all shares subject to an outstanding Award at the date of Termination of Service. Stock Options may be exercised for a period of one year following Termination of Service due to death or Disability, or the remaining unexpired term of the Stock Option, if less, provided, however, in order to obtain ISO treatment for Stock Options exercised by heirs or devisees of an optionee, the optionee's death must have occurred while employed or within three (3) months after Termination of Service.

(d) In the event of Termination of Service due to Retirement: (i) a Participant's vested Stock Options shall be exercisable for three years following Termination of Service due to Retirement, or the remaining unexpired term of the Stock Option, if less, provided, however, that no Stock Option shall be eligible for treatment as an ISO in the event such Stock Option is exercised more than three months following Termination of Service due to Retirement, (ii) all Restricted Stock Units subject to time-based vesting shall immediately vest at the date of Termination of Service due to Retirement, and (iii) any Stock Option, Restricted Stock Award or Restricted Stock Unit subject to performance-based vesting that has not vested as of the date of Termination of Service due to Retirement shall expire and be forfeited.

(e) Notwithstanding anything herein to the contrary, no Stock Option shall be exercisable beyond the last day of the original term of the Stock Option.

(f) Notwithstanding the provisions of this **Section 2.7**, the effect of a Change in Control on the vesting/exercisability of Stock Options, Restricted Stock Awards, Restricted Stock Units and Performance Awards is as set forth in **Article 4**.

Section 2.8. Holding Period for Vested Awards

As a condition of receipt of an Award, the Award Agreement may require a Participant to agree to hold a vested Award or shares of Stock received upon exercise of a Stock Option for a period of time specified in the Award Agreement ("**Holding Period**"). In connection with the foregoing, a Participant may be required to retain direct ownership of such shares until the earlier of (i) the expiration of the Holding Period following the date of vesting or (ii) such person's termination of employment with the Company and any Subsidiary. The foregoing limitation, if applicable, shall not apply to the extent that an Award vests due to death, Disability or an Involuntary Termination at or following a Change in Control, or to the extent that (x) a Participant directs the Company to withhold or the Company elects to withhold shares of Stock with respect to the vesting or exercise, or, in lieu thereof, to retain, or to sell without notice, a sufficient number of shares of Stock to cover the amount required to be withheld or (y) a Participant exercises a Stock Option by a net settlement, and in the case of (x) and (y) herein, only to the extent of the shares are withheld for tax purposes or for purposes of the net settlement.

ARTICLE 3 - SHARES SUBJECT TO PLAN

Section 3.1 Available Shares

The shares of Stock with respect to which Awards may be made under the Plan shall be shares currently authorized but unissued, currently held or, to the extent permitted by applicable law, subsequently acquired by the Company, including shares purchased in the open market or in private transactions.

Section 3.2 Share Limitations

(a) *Share Reserve*. Subject to the following provisions of this **Section 3.2**, the maximum number of shares of Stock that may be delivered to Participants and their beneficiaries under the Plan shall be equal to the sum of (i) 8,200,000 shares of Stock, less (i) one (1) share of Stock for every one (1) stock option granted under the Prior Plan after April 1, 2026 and prior to the Effective Date, less (ii) two and one-half (2.5) shares of Stock for every one (1) restricted stock award or restricted stock unit granted under the Prior Plan after April 1, 2026 and prior to the Effective Date, less (iii) one (1) share of Stock for every one (1) share of stock of Flushing Financial Corporation granted under the Flushing Financial Corporation 2024 Omnibus Incentive Plan after April 1, 2026 and prior to the legal closing date of the merger of Flushing Financial Corporation with and into the Company, with the Company as the surviving corporation (the "**Share Limit**") and:

(1) The maximum number of shares of Stock that may be delivered pursuant to the exercise of Stock Options (all of which may be granted as ISOs) is the Share Limit; and

(2) Any Restricted Stock Award or Restricted Stock Unit granted shall be counted against the Share Limit as two and one-half (2.5) shares for every one (1) share of Restricted Stock or Restricted Stock Unit that is granted (e.g., a Restricted Stock Award covering 100 shares of Stock will count as 250 shares of Stock for purposes of applying the Share Limit); and

(3) The aggregate number of shares available for grant under this Plan and the number of shares of Stock subject to outstanding awards shall be subject to adjustment as provided in **Section 3.4**.

(b) *Computation of Shares Available.* For purposes of this **Section 3.2** and in connection with the granting of a Stock Option, Restricted Stock or Restricted Stock Unit, the number of shares of Stock available for the grant of Awards shall be reduced by the number of shares previously granted, subject to the following. To the extent any shares of Stock covered by an Award (including Restricted Stock Awards and Restricted Stock Units) under the Plan are not delivered to a Participant or beneficiary for any reason, including because the Award is forfeited or canceled or because a Stock Option is not exercised, then the shares shall not be deemed to have been delivered for purposes of determining the maximum number of shares of Stock available for delivery under the Plan. To the extent that: (i) a Stock Option is exercised by using an actual or constructive exchange of shares of Stock to pay the Exercise Price; (ii) shares of Stock are withheld to satisfy tax withholding upon exercise or vesting of an Award granted hereunder; or (iii) shares are withheld to satisfy the Exercise Price of Stock Options in a net settlement of Stock Options, then the number of shares of Stock available shall be reduced by the gross number of Stock Options exercised or Stock vested prior to the return of shares to satisfy tax withholding, rather than by the net number of shares of Stock issued.

Section 3.3. Limitations on Grants to Individuals

(a) *Limitation on Grants to Employees*. The maximum number of equity-based Awards, including Stock Options, Restricted Stock and Restricted Stock Units, that may be granted to an Employee under the Plan for any calendar year is 500,000 Awards.

(b) *Limitation on Grants to Non-Employee Directors*. The value of all equity-based Awards, including Stock Options, Restricted Stock and Restricted Stock Units, that may be granted to a non-employee Director under the Plan and all other cash compensation paid by the Company to any non-employee Director in any calendar year for service as a non-employee Director shall not exceed $500,000.

(c) *Limitation on Grants to Service Providers*. The maximum number of equity-based Awards, including Stock Options, Restricted Stock and Restricted Stock Units, that may be granted to a service provider under the Plan for any calendar year is 50,000 Awards.

Section 3.4 Corporate Transactions

(a) General. If the shares of Stock are changed into or exchanged for a different number or kind of shares or other securities of the Company on account of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or other increase or decrease in such shares effected without receipt of consideration by the Company occurring after the Effective Date, the number and kinds of shares for which grants of Stock Options, Restricted Stock and Restricted Stock Unit Awards may be made under the Plan shall be adjusted proportionately and accordingly by the Committee, so that the proportionate interest of the grantee immediately following such event shall, to the extent practicable, be the same as immediately before such event. Any such adjustment in outstanding Stock Options shall not change the aggregate purchase price payable with respect to shares that are subject to the unexercised portion of the Stock Option outstanding but shall include a corresponding proportionate adjustment in the purchase price per share. In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, Stock Options, Restricted Stock Awards and Restricted Stock Units (including, without limitation, cancellation of Stock Options, Restricted Stock Awards and Restricted Stock Units in exchange for the in-the-money value, if any, of the vested portion thereof, or substitution or exchange of Stock Options, Restricted Stock Awards and Restricted Stock Units using stock of a successor or other entity) in recognition of unusual or nonrecurring events (including, without limitation, events described in the preceding sentence) affecting the Company or any parent or Subsidiary or the financial statements of the Company or any parent or Subsidiary, or in response to changes in applicable laws, regulations, or accounting principles.

(b) *Merger in which Company is Not Surviving Entity*. In the event of any merger, consolidation, or other business reorganization (including, but not limited to, a Change in Control) in which the Company is not the surviving entity, unless otherwise set forth in the agreement relating to the consummation of such merger, consolidation or other business reorganization, any Stock Options granted under the Plan which are outstanding immediately prior to such merger, consolidation or other business combination shall be converted into Stock Options to purchase voting common equity securities of the business entity which survives such merger, consolidation or other business reorganization having substantially the same terms and conditions as the outstanding Stock Options under this Plan and reflecting the same economic benefit (as measured by the difference between the aggregate Exercise Price and the value exchanged for outstanding shares of Stock in such merger, consolidation or other business reorganization), all as determined by the Committee prior to the consummation of such merger. The Committee may, at any time prior to the consummation of such merger, consolidation or other business reorganization, direct that all, but not less than all, outstanding Stock Options be canceled as of the effective date of such merger, consolidation or other business reorganization in exchange for a cash (or acquiror stock) payment per share of Stock equal to the excess (if any) of the value exchanged for an outstanding share of Stock in such merger, consolidation or other business reorganization over the Exercise Price of the Stock Option being canceled; provided, further, that in the event the Exercise Price of outstanding Stock Options exceed the value to be exchanged for an outstanding share of Stock (an "Underwater Stock Option") in such merger, consolidation or other business reorganization, the Committee may, in its discretion, cancel and terminate such Underwater Stock Options without the consent of the holder of the Stock Option and without any payment to such holder.

ARTICLE 4 - CHANGE IN CONTROL

Section 4.1 Consequence of a Change in Control

Subject to the provisions of **Section 3.4** (relating to the adjustment of shares and cancellation of Stock Options in exchange for a cash or stock payment of the in-the-money value) and except as otherwise provided in the Plan and unless the Committee determines otherwise:

(a) Upon an Involuntary Termination at or following a Change in Control, all Stock Options then held by the Participant shall become fully earned and exercisable (subject to the expiration provisions otherwise applicable to the Stock Option). All Stock Options may be exercised for a period of one year following an Involuntary Termination following a Change in Control, provided, however, that no Stock Option shall be eligible for treatment as an ISO in the event such Stock Option is exercised more than three (3) months following a termination of employment.

(b) Upon an Involuntary Termination at or following a Change in Control, all Awards of Restricted Stock Awards and Restricted Stock Units, shall be fully earned and vested immediately.

(c) Upon an Involuntary Termination at or following a Change in Control, all Performance Awards shall vest at the greater of the target level of performance or actual annualized performance measured as of the most recent completed fiscal quarter.

(d) Notwithstanding anything in the Plan to the contrary, in the event of a Change in Control in which the Company is not the surviving entity, any Awards granted under the Plan which are outstanding immediately prior to such Change in Control shall become fully vested in the event the successor entity does not assume the Awards granted under the Plan and Performance Awards shall vest at the rate specified in Section 4.1(c) of the Plan.

Section 3.5 Delivery of Shares

Delivery of shares of Stock or other amounts under the Plan shall be subject to the following:

(a) *Compliance with Applicable Laws.* Notwithstanding any other provision of the Plan, the Company shall have no obligation to deliver any shares of Stock or make any other distribution of benefits under the Plan unless such delivery or distribution complies with all applicable laws (including, the requirements of the Securities Act), and the applicable requirements of any Exchange or similar entity.

(b) *Certificates.* To the extent that the Plan provides for the issuance of shares of Stock, the issuance may be made on a non-certificated basis, to the extent not prohibited by applicable law or the applicable rules of any Exchange.

Section 4.2 Definition of Change in Control

For purposes of the Plan, unless otherwise provided in an Award Agreement, a "**Change in Control**" shall be deemed to have occurred upon the earliest to occur of the following:

(a) any "person" (as the term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Bank or the Company representing 51% or more of the Bank's or the Company's outstanding securities except for any securities of the Bank purchased by the Company and any securities purchased by any tax qualified employee benefit plan of the Bank or Company;

(b) individuals who constitute the Board of Directors of the Company on the Effective Date (the "Incumbent Board") cease for any reason to constitute at least a majority thereof, provided that any person becoming a director subsequent to the Effective Date whose election was approved by a vote of at least three-quarters of the directors comprising the Incumbent Board, or whose nomination for election by the Company's stockholders was approved by a Nominating Committee serving under an Incumbent Board, shall be, for purposes of this clause (ii), considered as though he were a member of the Incumbent Board; or

(c) a reorganization, merger, consolidation, sale of all or substantially all the assets of the Bank or the Company or similar transaction is consummated unless the persons who were the beneficial owners of the outstanding Shares of the Company immediately before the consummation of such transaction beneficially own more than 51% of the outstanding shares of the common stock of the successor or survivor corporation in such transaction immediately following the consummation of such transaction.

Notwithstanding anything herein to the contrary, and only to the extent that an Award is subject to Code section 409A and would not otherwise comply with Code section 409A, a "Change in Control" shall occur only to the extent that the triggering event constitutes a "change in control event" under Code section 409A and the Treasury Department regulations thereunder.

ARTICLE 5 - COMMITTEE

Section 5.1 Administration

The Plan shall be administered by the members of the Compensation Committee of the Company who are Independent Board Members. If the Committee consists of fewer than two Independent Board Members, then the Board of Directors shall appoint to the Committee such additional Independent Board Members as shall be necessary to provide for a Committee consisting of at least two Independent Board Members. Any members of the Committee who do not qualify as Independent Board Members shall abstain from participating in any discussion or decision to make or administer Awards that are made to Participants who at the time of consideration for such Award are persons subject to the short-swing profit rules of Section 16 of the Exchange Act. The Board of Directors (or if necessary to maintain compliance with the applicable listing standards, those members of the Board of Directors who are "independent directors" under the corporate governance statutes or rules of any national Exchange on which the Company lists, or has listed or seeks to list its securities, may, in their discretion, take any action and exercise any power, privilege or discretion conferred on the Committee under the Plan with the same force and effect under the Plan as if done or exercised by the Committee.

Section 5.2 Powers of Committee

The Committee's administration of the Plan shall be subject to the following:

(a) The Committee will have the authority and discretion to select from among the Company's and its Subsidiaries' Employees, Directors and service providers those persons who shall receive Awards, to determine the time or times of receipt, to determine the types of Awards and the number of shares covered by the Awards, to establish the terms, conditions, features, (including automatic exercise in accordance with **Section 7.18**) performance criteria, restrictions (including without limitation, provisions relating to non-competition, non-solicitation and confidentiality), and other provisions of such Awards, to cancel or suspend Awards (subject to the restrictions imposed by **Article 6**) and to reduce, eliminate or accelerate any restrictions applicable to an Award at any time after the grant of the Award, or to extend the time period to exercise a Stock Option, provided that such extension is consistent with Code Section 409A. Notwithstanding the foregoing, the Committee will not have the authority or discretion to accelerate the vesting requirements applicable to an Award to avoid the one-year minimum vesting requirement pursuant to Section 2.5 except in the event of a Change in Control as provided under Section 4.1 of the Plan and in the event of termination due to death or Disability.

(b) The Committee will have the authority and discretion to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, and to make all other determinations that may be necessary or advisable for the administration of the Plan.

(c) The Committee will have the authority to define terms not otherwise defined herein.

(d) In controlling and managing the operation and administration of the Plan, the Committee shall take action in a manner that conforms to the certificate of incorporation and bylaws of the Company and applicable state corporate law.

(e) The Committee will have the authority to: (i) suspend a Participant's right to exercise a Stock Option during a blackout period (or similar restricted period) (a "Blackout Period") or to exercise in a particular manner (i.e., such as a "cashless exercise" or "broker-assisted exercise") to the extent that the Committee deems it necessary or in the best interests of the Company in order to comply with the securities laws and regulations issued by the SEC; and (ii) to extend the period to exercise a Stock Option by a period of time equal to the Blackout Period, provided that the extension does not violate Section 409A of the Code, the Incentive Stock Option requirements or applicable laws and regulations.

Section 5.3 Delegation by Committee

Except to the extent prohibited by applicable law, the applicable rules of an Exchange upon which the Company lists its shares or the Plan, or as necessary to comply with the exemptive provisions of Rule 16b-3 promulgated under the Exchange Act, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it, including (a) delegating to a committee of one or more members of the Board of Directors who are not "Independent Board Members," the authority to grant Awards under the Plan to eligible persons who are not then subject to Section 16 of the Exchange Act; or (b) delegating to a committee of one or more members of the Board of Directors who would be eligible to serve on the Compensation Committee of the Company pursuant to the listing requirements imposed by any national securities Exchange on which the Company lists, has listed or seeks to list its securities, the authority to grant awards under the Plan. The acts of such delegates shall be treated hereunder as acts of the Committee and such delegates shall report regularly to the Committee regarding the delegated duties and responsibilities and any awards so granted. Any such allocation or delegation may be revoked by the Committee at any time.

Section 5.4 Information to be Furnished to Committee

As may be permitted by applicable law, the Company and its Subsidiaries shall furnish the Committee with data and information it determines may be required for it to discharge its duties. The records of the Company and its Subsidiaries as to a Participant's employment, termination of employment, leave of absence, reemployment and compensation shall be conclusive on all persons unless determined by the Committee to be manifestly incorrect. Subject to applicable law, Participants and other persons entitled to benefits under the Plan must furnish the Committee any evidence, data or information as the Committee considers desirable to carry out the terms of the Plan.

Section 5.5 Committee Action

The Committee shall hold meetings, and may make administrative rules and regulations, as it may deem proper. A majority of the members of the Committee shall constitute a quorum, and the action of a majority of the members of the Committee present at a meeting at which a quorum is present, as well as actions taken pursuant to the unanimous written consent of all of the members of the Committee without holding a meeting, shall be deemed to be actions of the Committee. Subject to Section 5.1, all actions of the Committee, including interpretations of provisions of the Plan, shall be final and conclusive and shall be binding upon the Company, Participants and all other interested parties. Any person dealing with the Committee shall be fully protected in relying upon any written notice, instruction, direction or other communication signed by a member of the Committee or by a representative of the Committee authorized to sign the same in its behalf.

ARTICLE 6 - AMENDMENT AND TERMINATION

Section 6.1 General

The Board of Directors may, as permitted by law, at any time, amend or terminate the Plan, and the Board of Directors or the Committee may, at any time, amend any Award Agreement, provided that no amendment or termination (except as provided in **Section 2.6**, **Section 3.4** and **Section 6.2**) may cause the Award to violate Code Section 409A, may cause the repricing of a Stock Option, or, in the absence of written consent to the change by the affected Participant (or, if the Participant is not then living, the affected beneficiary), adversely impair the rights of any Participant or beneficiary under any Award granted under the Plan before the date the amendment is adopted by the Board of Directors or made by the Committee; *provided, however*, that, no amendment may (a) materially increase the benefits accruing to Participants under the Plan; (b) materially increase the aggregate number of securities that may be issued under the Plan, other than pursuant to **Section 3.4**, or (c) materially modify the requirements for participation in the Plan, unless the amendment under (a), (b) or (c) above is approved by the Company's stockholders.

Section 6.2 Amendment to Conform to Law and Accounting Changes

Notwithstanding any provision in this Plan or any Award Agreement to the contrary, the Committee may amend the Plan or any Award Agreement, to take effect retroactively or otherwise, as deemed necessary or advisable for the purpose of (i) conforming the Plan or the Award Agreement to any present or future law relating to plans of this or similar nature (including, but not limited to, Code Section 409A), or (ii) avoiding an accounting treatment resulting from an accounting pronouncement or interpretation thereof issued by the SEC or Financial Accounting Standards Board subsequent to the adoption of the Plan or the making of the Award affected thereby, which in the sole discretion of the Committee, may materially and adversely affect the financial condition or results of operations of the Company. By accepting an Award under this Plan, each Participant agrees and consents to any amendment made pursuant to this **Section 6.2** to any Award granted under the Plan without further consideration or action.

ARTICLE 7 - GENERAL TERMS

Section 7.1 No Implied Rights

(a) *No Rights to Specific Assets.* Neither a Participant nor any other person shall by reason of participation in the Plan acquire any right in or title to any assets, funds or property of the Company or any Subsidiary whatsoever, including any specific funds, assets, or other property which the Company or any Subsidiary, in its sole discretion, may set aside in anticipation of a liability under the Plan. A Participant shall have only a contractual right, evidenced by an Award Agreement, to the shares of Stock or amounts, if any, payable or distributable under the Plan, unsecured by any assets of the Company or any Subsidiary, and nothing contained in the Plan shall constitute a guarantee that the assets of the Company or any Subsidiary shall be sufficient to pay any benefits to any person.

(b) *No Contractual Right to Employment or Future Awards.* The Plan does not constitute a contract of employment, and selection as a Participant will not give any participating Employee the right to be retained in the employ of the Company or any Subsidiary or any right or claim to any benefit under the Plan, unless the right or claim has specifically accrued under the terms of the Plan. No individual shall have the right to be selected to receive an Award under the Plan, or, having been so selected, to receive a future Award under the Plan.

(c) *No Rights as a Stockholder*. Except as otherwise provided in the Plan or in an Award Agreement, no Award shall confer upon the holder thereof any rights as a stockholder of the Company before the date on which the individual fulfills all conditions for receipt of such rights.

Section 7.2 Transferability

Except as otherwise so provided by the Committee, Stock Options under the Plan are not transferable except: (i) as designated by the Participant by will or by the laws of descent and distribution; (ii) to a trust established by the Participant, if under Code Section 671 and applicable state law, the Participant is considered the sole beneficial owner of the Stock Option while held in trust, or (iii) between spouses incident to a divorce or pursuant to a domestic relations order, provided, however, in the case of a transfer within the meaning of this **Section 7.2(iii)**, the Stock Option shall not qualify as an ISO as of the day of the transfer. The Committee shall have the discretion to permit the transfer of vested Stock Options (other than ISOs) under the Plan; *provided, however,* that such transfers shall be limited to Immediate Family Members of Participants, trusts and partnerships established for the primary benefit of Immediate Family Members or to charitable organizations, and; *provided, further,* that the transfers are not made for consideration to the Participant.

Awards of Restricted Stock shall not be transferable, except in the event of death, before the time that the Awards vest in the Participant. A Restricted Stock Unit Award is not transferable, except in the event of death, before the time that the Restricted Stock Unit Award vests in the Participant and property in which the Restricted Stock Unit is denominated is distributed to the Participant or the Participant's beneficiary.

A beneficiary, transferee, or other person claiming any rights under the Plan from or through any Participant shall be subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except as otherwise determined by the Committee, and to any additional terms and conditions deemed necessary or appropriate by the Committee.

Section 7.3 Designation of Beneficiaries

A Participant may file with the Company a written designation of a beneficiary or beneficiaries under this Plan and may from time to time revoke or amend the designation. Any designation of beneficiary under this Plan shall be controlling over any other disposition, testamentary or otherwise (unless such disposition is pursuant to a domestic relations order); *provided, however,* that if the Committee is in doubt as to the entitlement of the beneficiary to any Award, the Committee may determine to recognize only the legal representative of the Participant in which case the Company, the Committee and the members thereof shall not be under any further liability to anyone.

Section 7.4 Non-Exclusivity

Neither the adoption of this Plan by the Board of Directors nor the submission of the Plan to the stockholders of the Company for approval (and any subsequent approval by the stockholders of the Company) shall be construed as creating any limitations on the power of the Board of Directors or the Committee to adopt other incentive arrangements as may be deemed desirable, including, without limitation, the granting of Restricted Stock Awards, Restricted Stock Units and/or Stock Options otherwise than under the Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

Section 7.5 Award Agreement

Each Award granted under the Plan shall be evidenced by an Award Agreement. A copy of the Award Agreement, in any medium chosen by the Committee, shall be provided (or made available electronically) to the Participant, and the Committee may, but need not require, that the Participant sign a copy of the Award Agreement. In the absence of a specific provision in the Award Agreement, the terms of the Plan shall control. In the event of a conflict between the terms of an Award Agreement and the Plan, the terms of the Plan will control.

Section 7.6 Form and Time of Elections; Notification Under Code Section 83(b)

Unless otherwise specified herein, each election required or permitted to be made by any Participant or other person entitled to benefits under the Plan, and any permitted modification, or revocation thereof, shall be filed with the Company at such times, in such form, and subject to such restrictions and limitations, not inconsistent with the terms of the Plan, as the Committee shall require. Notwithstanding anything herein to the contrary, the Committee may, on the date of grant or at a later date, as applicable, prohibit an individual from making an election under Code Section 83(b). If the Committee has not prohibited an individual from making this election, an individual who makes this election shall notify the Committee of the election within ten (10) days of filing notice of the election with the Internal Revenue Service or as otherwise required by the Committee. This requirement is in addition to any filing and notification required under the regulations issued under the authority of Code Section 83(b).

Section 7.7 Evidence

Evidence required of anyone under the Plan may be by certificate, affidavit, document or other written information upon which the person is acting considers pertinent and reliable, and signed, made or presented by the proper party or parties.

Section 7.8 Tax Withholding

(a) *Payment by Participant.* Each Participant shall, no later than the date as of which the value of an Award or of any Stock or other amounts received thereunder first becomes includable in the gross income of the Participant for Federal income tax purposes, pay to the Company, or make arrangements satisfactory to the Committee regarding payment of, any Federal, state, or local taxes of any kind required by law to be withheld by the Company with respect to such income. The Company and its Subsidiaries shall, to the extent permitted by law, have the right to deduct any taxes from any payment of any kind otherwise due to the Participant. The Company's obligation to deliver evidence of book entry (or stock certificates) to any Participant is subject to and conditioned on tax withholding obligations being satisfied by the Participant.

(b) *Payment in Stock.* The Committee may require or permit the Company's tax withholding obligation to be satisfied, in whole or in part, by the Company withholding from shares of Stock to be issued pursuant to any Award a number of shares with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due; *provided, however*, that the amount withheld does not exceed the maximum statutory tax rate or such lesser amount as is necessary to avoid liability accounting treatment. For purposes of share withholding, the Fair Market Value of withheld shares shall be determined in the same manner as the value of Stock includible in income of the Participants.

Section 7.9 Action by Company or Subsidiary

Any action required or permitted to be taken by the Company or any Subsidiary shall be by resolution or unanimous written consent of its board of directors, or by action of one or more members of the board of directors (including a committee of the board or directors) who are duly authorized to act for the board or directors, or (except to the extent prohibited by applicable law or applicable rules of the Exchange on which the Company lists its securities) by a duly authorized officer of the Company or Subsidiary.

Section 7.10 Successors

All obligations of the Company under this Plan shall be binding upon and inure to the benefit of any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise, of all or substantially all of the business, stock, and/or assets of the Company.

Section 7.11 Indemnification

Except as provided in the last sentence of this Section 7.11, to the fullest extent permitted by law and the Company's governing documents, each person who is or shall have been a member of the Committee, or of the Board of Directors, or an officer or Employee of the Company or a Subsidiary to whom authority was delegated in accordance with **Section 5.3**, shall be indemnified and held harmless by the Company (i) against and from any loss (including amounts paid in settlement), cost, liability or expense (including reasonable attorneys' fees) that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan; and (ii) against and from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf, unless such loss, cost, liability, or expense is a result of his or her own willful misconduct or except as expressly provided by statute or regulation. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's charter or bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless. The foregoing right to indemnification shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition, provided, however, that, if required by applicable law, an advancement of expenses shall be made only upon delivery to the Company of an undertaking by or on behalf of such persons to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified for such expenses.

Notwithstanding anything to the contrary in this Plan, the foregoing right to indemnification shall not apply to any compensation that an Employee is required to repay the Company pursuant to the terms of a Company clawback policy.

Section 7.12 No Fractional Shares

Unless otherwise permitted by the Committee, no fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award Agreement. The Committee shall determine whether cash or other property shall be issued or paid in lieu of fractional shares or whether the fractional shares or any rights thereto shall be forfeited or otherwise eliminated by rounding down.

Section 7.13 Governing Law

The Plan, all awards granted hereunder, and all actions taken in connection herewith shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to principles of conflict of laws, except as superseded by applicable federal law. The federal and state courts located in the State of Delaware shall have exclusive jurisdiction over any claim, action, complaint or lawsuit brought under the terms of the Plan. By accepting any Award, each Participant, and any other person claiming any rights under the Plan, agrees to submit himself or herself, and any legal action brought with respect to the Plan, to the sole jurisdiction of such courts for the adjudication and resolution of any such disputes.

Section 7.14 Benefits Under Other Plans

Except as otherwise provided by the Committee or as set forth in a Qualified Retirement Plan, non-qualified plan or other benefit plan, Awards to a Participant (including the grant and the receipt of benefits) under the Plan shall be disregarded for purposes of determining the Participant's benefits under, or contributions to, any Qualified Retirement Plan, non-qualified plan and any other benefit plans maintained by the Participant's employer. The term "**Qualified Retirement Plan**" means any plan of the Company or a Subsidiary that is intended to be qualified under Code Section 401(a).

Section 7.15 Validity

If any provision of this Plan is determined to be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Plan shall be construed and enforced as if such illegal or invalid provision had never been included in the Plan.

Section 7.16 Notice

Unless otherwise provided in an Award Agreement, all written notices and all other written communications to the Company provided for in the Plan or an Award Agreement shall be delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid (provided that international mail shall be sent via overnight or two-day delivery), or sent by facsimile, email or prepaid overnight courier to the Company at its principal executive office. Notices, demands, claims and other communications shall be deemed given: (i) in the case of delivery by overnight service with guaranteed next day delivery, the next day or the day designated for delivery; (ii) in the case of certified or registered U.S. mail, five (5) days after deposit in the U.S. mail; or (iii) in the case of facsimile or email, the date upon which the transmitting party received confirmation of receipt; provided, however, that in no event shall any such communications be deemed to be given later than the date they are actually received, provided they are actually received.

If a communication is not received, it shall only be deemed received upon the showing of an original of the applicable receipt, registration or confirmation from the applicable delivery service. Communications that are to be delivered by the U.S. mail or by overnight service to the Company shall be directed to the attention of the Company's Chief Operating Officer and to the Corporate Secretary, unless otherwise provided in the Participant's Award Agreement.

Section 7.17 Forfeiture Events

The Committee may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. These events include, but are not limited to, termination of employment for Cause, termination of the Participant's provision of Services to the Company or any Subsidiary, violation of material Company or Subsidiary policies, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Participant, or other conduct of the Participant that is detrimental to the business or reputation of the Company or any Subsidiary.

Section 7.18 Automatic Exercise

In the sole discretion of the Committee exercised in accordance with **Section 5.2(a)**, any Stock Options that are exercisable but unexercised as of the day immediately before the expiration date of the Stock Option may be automatically exercised in accordance with procedures established for this purpose by the Committee, but only if the Exercise Price is less than the Fair Market Value of a share of Stock on such date and the automatic exercise will result in the issuance of at least one (1) whole share of Stock to the Participant after payment of the Exercise Price and any applicable minimum tax withholding requirements. Payment of the exercise price and any applicable tax withholding requirements shall be made by a net settlement of the Stock Option whereby the number of shares of Stock to be issued upon exercise are reduced by a number of shares having a Fair Market Value on the date of exercise equal to the Exercise Price and any applicable minimum tax withholding.

Section 7.19 Regulatory Requirements

The grant and settlement of Awards under this Plan shall be conditioned upon and subject to compliance with Section 18(k) of the Federal Deposit Insurance Act, 12 U.S.C. 1828(k), and the rules and regulations promulgated thereunder.

Section 7.20. Awards Subject to Company Clawback Policies and Restrictions

(a) *Clawback Policies*. Awards granted hereunder are subject to any clawback policy that may be adopted by the Company from time to time, including the Company's current clawback policy and pursuant to the provisions of Section 954 of the Dodd-Frank Act, implementing regulations thereunder, or otherwise.

(b) *Trading Policy Restrictions*. Option exercises and other Awards under the Plan shall be subject to the Company's insider trading policies and procedures, as in effect from time to time.

(c) *Hedging/Pledging Policy Restrictions*. Awards under the Plan shall be subject to the Company's policies relating to hedging and pledging as such may be in effect from time to time.

ARTICLE 8 - DEFINED TERMS; CONSTRUCTION

Section 8.1

In addition to the other definitions contained herein, unless otherwise specifically provided in an Award Agreement, the following definitions shall apply:

"**10% Stockholder**" means an individual who, at the time of grant, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company.

Award" means any Stock Option, Restricted Stock Award, Restricted Stock Unit or Performance Award or any other right or interest relating to Stock or cash, granted to a Participant under the Plan.

"**Award Agreement**" means the document (in whatever medium prescribed by the Committee and whether or not a signature is required or provided by a Participant) that evidences the terms and conditions of an Award. A copy of the Award Agreement will be provided (or made available electronically) to each Participant.

"**Board of Directors**" means the Board of Directors of the Company.

"**Cause.**" If the Participant is subject to a written employment agreement (or other similar written agreement) with the Company or a Subsidiary that provides a definition of termination for "cause," then, for purposes of this Plan, the term "**Cause**" shall have the meaning set forth in such agreement. In the absence of such a definition, "**Cause**" means termination because of (i) Participant's conviction (including conviction on a nolo contendere plea) of a felony or of any lesser criminal offense involving moral turpitude, fraud or dishonesty; (ii) the willful commission by Participant of a criminal or other act that, in the reasonable judgment of the Board of Directors will likely cause substantial economic damage to the Company or the Bank or substantial injury to the business reputation of the Company or Bank; (iii) the commission by Participant of an act of fraud in the performance of his duties on behalf of the Company or Bank; (iv) Participant's material violation of the Bank's code of ethics; (v) the continuing willful failure of Participant to perform his employment duties to the Company or Bank after thirty (30) days' written notice thereof (specifying the particulars thereof in reasonable detail) and a reasonable opportunity to be heard and cure such failure are given to Participant by the Board of Directors; (vi) willful failure to cooperate with a *bona fide* internal investigation or an investigation by regulatory or law enforcement authorities, after being instructed by the Company or a Subsidiary to cooperate, or the deliberate destruction of or deliberate failure to preserve documents or other materials that the Participant should reasonably know to be relevant to such investigation, after being instructed by the Company or a Subsidiary to preserve such documents, or the willful inducement of others to fail to cooperate or to fail to produce documents or other materials; or (vii) an order of a federal or state regulatory agency or a court of competent jurisdiction requiring the termination of Participant's employment by the Company or the Bank.

"**Change in Control**" has the meaning ascribed to it in **Section 4.2**.

"**Code**" means the Internal Revenue Code of 1986, as amended, and any rules, regulations and guidance promulgated thereunder, as modified from time to time.

"**Director**" means a member of the Board of Directors or of a board of directors of a Subsidiary.

"**Disability.**" If the Participant is subject to a written employment agreement (or other similar written agreement) with the Company or a Subsidiary that provides a definition of "Disability" or "Disabled," then, for purposes of this Plan, the terms "Disability" or "Disabled" shall have meaning set forth in such agreement. In the absence of such a definition, "Disability" shall be defined in accordance with the Bank's long-term disability plan. To the extent that an Award hereunder is subject to Code Section 409A, "Disability" or "Disabled" shall mean that a Participant: (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering Employees. Except to the extent prohibited under Code Section 409A, if applicable, the Committee shall have discretion to determine if a Disability has been incurred.

"**Dividend Equivalent Rights**" means the right, associated with a Restricted Stock Unit, to receive a payment, in cash or Stock, as applicable, equal to the amount of dividends paid on a share of Stock, as specified in the Award Agreement.

"**Employee**" means any person employed by the Company or a Subsidiary, including Directors who are employed by the Company or a Subsidiary.

"**Exchange**" means any national securities exchange on which the Stock may from time to time be listed or traded.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended and the rules, regulations and guidance promulgated thereunder, as modified from time to time.

"**Excluded Transaction**" means a plan of reorganization, merger, consolidation or similar transaction that would result in the Voting Securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into Voting Securities of the surviving corporation or any parent thereof) at least 50% of the combined voting power of the Voting Securities of the entity surviving the plan of reorganization, merger, consolidation or similar transaction (or the parent of such surviving entity) immediately after such plan of reorganization, merger, consolidation or similar transaction.

"**Exercise Price**" means the price established with respect to a Stock Option pursuant to **Section 2.2**.

"**Fair Market Value**" on any date, means (i) if the Stock is listed on an Exchange, national market system or automated quotation system, the closing sales price on that Exchange or over such system on that date or, in the absence of reported sales on that date, the closing sales price on the immediately preceding date on which sales were reported, or (ii) if the Stock is not listed on an Exchange, national market system or automated quotation system, "Fair Market Value" shall mean a price determined by the Committee in good faith on the basis of objective criteria consistent with the requirements of Code Section 422 and applicable provisions of Section 409A.

"**Good Reason**." A termination of employment by an Employee Participant shall be deemed a termination of employment for "**Good Reason**" as a result of the Participant's resignation from the employ of the Company or any Subsidiary upon the occurrence of any of the following events:

(i) a material reduction in Participant's base salary or base compensation;

(ii) a material diminution in Participant's authority, duties or responsibilities without the written consent of Participant;

(iii) a change in the geographic location at which Participant must perform his duties that is more than thirty (30) miles from the location of Participant's principal workplace on the date immediately prior to a Change in Control; or

(iv) in the event a Participant is a party to an Award Agreement, employment or change in control agreement that provides a definition for "Good Reason" or a substantially similar term, then the occurrence of any event set forth in such definition.

Notwithstanding the foregoing, the Participant must give written notice to the Company or the Subsidiary for whom the Participant is employed of the Good Reason condition within 60 days of becoming aware (or should have become aware) of the applicable facts and circumstances, the Company or Subsidiary, as applicable, shall have 30 days to cure the Good Reason condition, and the Participant must terminate employment within 30 days after expiration of the opportunity to cure. Any distribution of an Award subject to Code Section 409A shall be subject to the distribution timing rules of Code Section 409A, including any delay in the distribution of such Award, which rules shall be set forth in the Award Agreement.

"**Holding Period**" has the meaning ascribed to it in Section 2.8.

"Immediate Family Member" means with respect to any Participant: (i) any of the Participant's children, stepchildren, grandchildren, parents, stepparents, grandparents, spouses, former spouses, siblings, nieces, nephews, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law or sisters-in-law, including relationships created by adoption; (ii) any natural person sharing the Participant's household (other than as a tenant or employee, directly or indirectly, of the Participant); (iii) a trust in which any combination of the Participant and persons described in section (i) and (ii) above own more than fifty percent (50%) of the beneficial interests; (iv) a foundation in which any combination of the Participant and persons described in sections (i) and (ii) above control management of the assets; or (v) any other corporation, partnership, limited liability company or other entity in which any combination of the Participant and persons described in sections (i) and (ii) above control more than fifty percent (50%) of the voting interests.

"Incumbent Directors" means:

(1) the individuals who, on the date hereof, constitute the Board; and

(2) any new Director whose appointment or election by the Board or nomination for election by the Company's stockholders was approved or recommended: (a) by the vote of at least two-thirds (2/3) of the Whole Board, with at least two-thirds of the Incumbent Directors then in office voting in favor of such approval or recommendation; or (b) by a Nominating Committee of the Board whose members were appointed by the vote of at least two-thirds (2/3) of the Whole Board, with at least two-thirds of the Incumbent Directors then in office voting in favor of such appointments.

"Independent Board Member" means a member of the Board of Directors who: (a) is not a current Employee of the Company or a Subsidiary, (b) does not receive remuneration from the Company or a Subsidiary, either directly or indirectly, for services rendered as a consultant or in any capacity other than as a Director, except in an amount for which disclosure would not be required pursuant to Item 404 of SEC Regulation S-K in accordance with the proxy solicitation rules of the SEC, as amended or any successor provision thereto, and (c) does not possess an interest in any other transaction, and is not engaged in a business relationship, for which disclosure would be required pursuant to Item 404(a) of SEC Regulation S-K under the proxy solicitation rules of the SEC, as amended or any successor provision thereto. The term Independent Board Member shall be interpreted in such manner as shall be necessary to conform to the requirements of a "Non-Employee Directors" under Rule 16b-3 promulgated under the Exchange Act and the corporate governance standards imposed on compensation committees under the listing requirements imposed by any national securities exchange on which the Company lists or seeks to list its securities.

"Involuntary Termination" means the Termination of Service of a Participant by the Company or Subsidiary, other than a termination for Cause, or termination of employment by an Employee Participant for Good Reason.

"Incentive Stock Option" or "**ISO**" has the meaning ascribed to it in **Section 2.1(a)**.

"Non-Qualified Option" means the right to purchase shares of Stock that is either (i) granted to a Participant who is not an Employee, or (ii) granted to an Employee and either is not designated by the Committee to be an ISO or does not satisfy the requirements of Section 422 of the Code.

"Performance Award" means an Award that vests in whole or in part upon the achievement of one or more specified performance measures, as determined by the Committee. Regardless of whether an Award is subject to the attainment of one or more performance measures, the Committee may also condition the vesting thereof upon the continued Service of the Participant. The conditions for grant or vesting and the other provisions of a Performance Award (including without limitation any applicable performance measures) need not be the same with respect to each recipient. A Performance Award shall vest, or as to Restricted Stock Units be settled, after the Committee has determined that the performance goals have been satisfied.

Performance measures can include, but are not limited to: book value or tangible book value per share; basic earnings per share (*e.g.,* earnings before interest and taxes, earnings before interest, taxes, depreciation and amortization; or earnings per share); basic cash earnings per share; diluted earnings per share; return on equity; net income or net income before taxes; net interest income; non-interest income; non-interest expense to average assets ratio; cash general and administrative expense to average assets ratio; efficiency ratio; cash efficiency ratio; financial return ratios; adjusted earnings, capital; increase in revenue; total shareholder return; net operating income, operating income; net interest margin or net interest rate spread; stock price; assets, growth in assets, loans or deposits, asset quality level, charge offs, loan reserves, non-performing assets, loans, deposits, growth of loans, loan production volume, non-performing loans, deposits or assets; regulatory compliance or safety and soundness; achievement of balance sheet or income statement objectives and strategic business objectives, or any combination of these or other measures.

Performance measures may be based on the performance of the Company as a whole or on any one or more Subsidiaries or business units of the Company or a Subsidiary and may be measured relative to a peer group, an index or a business plan and may be considered as absolute measures or changes in measures. The terms of an Award may provide that partial achievement of performance measures may result in partial payment or vesting of the award or that the achievement of the performance measures may be measured over more than one period or fiscal year. In establishing any performance measures, the Committee may provide for the exclusion of the effects of one or more items, including but not limited to: (i) extraordinary, unusual, infrequently occurring and/or nonrecurring events or items of gain or loss; (ii) gains or losses on the disposition of a business; (iii) dividends declared on the Company's stock; (iv) changes in tax or accounting principles, regulations or laws; or (v) expenses incurred in connection with a merger, branch acquisition or similar transaction. Subject to the preceding sentence, if the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company or the manner in which the Company or its Subsidiaries conducts its business or other events or circumstances render current performance measures to be unsuitable, the Committee may modify such performance measures, in whole or in part, as the Committee deems appropriate. Notwithstanding anything to the contrary herein, performance measures relating to any Award hereunder will be modified, to the extent applicable, to reflect a change in the outstanding shares of Stock of the Company by reason of any stock dividend or stock split, or a corporate transaction, such as a merger of the Company into another corporation, any separation of a corporation or any partial or complete liquidation by the Company or a Subsidiary. If a Participant is promoted, demoted or transferred to a different business unit during a performance period, the Committee may determine that the selected performance measures or applicable performance period are no longer appropriate, in which case, the Committee, in its sole discretion, may: (i) adjust, change or eliminate the performance measures or change the applicable performance period; or (ii) cause to be made a cash payment to the Participant in an amount determined by the Committee.

"Restricted Stock" or "Restricted Stock Award" has the meaning ascribed to it in **Sections 2.1(b) and 2.3**.

"Restricted Stock Unit" has the meaning ascribed to it in **Sections 2.1(c) and 2.4.**

"Restriction Period" has the meaning set forth in **Section 2.4(b)(iii)**.

"Retirement" with respect to an employee means, unless otherwise provided in an Award Agreement, termination of employment which constitutes retirement under any tax-qualified plan maintained by the Company or the Bank (other than termination for Cause). However, unless the Committee determines otherwise, "Retirement" will be deemed not to have occurred for purposes of this Plan if the Participant continues to serve as a consultant to or on the Board of Directors of the Company or one or more of its affiliates even if such Participant is receiving retirement benefits under any retirement plan of the Company or its affiliates. With respect to a Director, "Retirement" means the termination of service from the respective boards of directors of the Company or its affiliates following written notice to the respective board of directors as a whole of such Director's intention to retire, except that, unless the Committee determines otherwise, a Director shall be deemed not to have retired for purposes of this Plan in the event a Director continues to serve as a consultant to the Board or as an advisory director or director emeritus.

"SEC" means the United States Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended and the rules, regulations and guidance promulgated thereunder and modified from time to time.

"Service" means service as an Employee, consultant or non-employee Director of the Company or a Subsidiary, as the case may be, and shall include service as a director emeritus or advisory director. Service shall not be deemed interrupted in the case of (i) any approved leave of absence for military service or sickness, or for any other purpose approved by the Company or a Subsidiary, if the employee's right to re-employment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the

Committee otherwise so provides in writing, (ii) transfers among the Company, any Subsidiary, or any successor entities, in any capacity of Employee or Director, or (iii) any change in status as long as the individual remains in the service of the Company or a Subsidiary in any capacity as Employee or Director (except as otherwise provided in the Award Agreement).

"Stock" means the common stock of the Company, $0.01 par value per share.

"Stock Option" has the meaning ascribed to it in Sections 2.1(a) and 2.2.

"Subsidiary" means any corporation, affiliate, bank or other entity which would be a subsidiary corporation with respect to the Company as defined in Code Section 424(f) and, other than with respect to an ISO, shall also mean any partnership or joint venture in which the Company and/or other Subsidiary owns more than fifty percent (50%) of the capital or profits interests.

"Termination of Service" means the first day occurring on or after a grant date on which the Participant ceases to be an Employee or Director of (including a director emeritus or advisory director), or service provider to, the Company or any Subsidiary, regardless of the reason for such cessation, subject to the following:

(1) The Participant's cessation as an Employee or service provider shall not be deemed to occur by reason of the transfer of the Participant between the Company and a Subsidiary or between two Subsidiaries.

(2) The Participant's cessation as an Employee or service provider shall not be deemed to occur by reason of the Participant's being on a bona fide leave of absence from the Company or a Subsidiary approved by the Company or Subsidiary otherwise receiving the Participant's Services provided the leave of absence does not exceed six (6) months, or if longer, so long as the Employee retains a right to reemployment with the Company or Subsidiary under an applicable statute or by contract. For these purposes, a leave of absence constitutes a bona fide leave of absence only if there is a reasonable expectation that the Employee will return to perform Services for the Company or Subsidiary. If the period of leave exceeds six (6) months and the Employee does not retain a right to reemployment under an applicable statute or by contract, the employment relationship is deemed to terminate on the first day immediately following the six (6) month period. For purposes of this sub-section, to the extent applicable, an Employee's leave of absence shall be interpreted by the Committee in a manner consistent with Treasury Regulation Section 1.409A-1(h)(1).

(3) If, as a result of a sale or other transaction, the Subsidiary for whom Participant is employed (or to whom the Participant is providing services) ceases to be a Subsidiary, and the Participant is not, following the transaction, an Employee of or service provider to the Company or an entity that is then a Subsidiary, then the occurrence of the transaction shall be treated as the Participant's Termination of Service caused by the Participant being discharged by the entity by which the Participant is employed or to whom the Participant is providing Services.

(4) Except to the extent Code Section 409A may be applicable to an Award, and subject to the foregoing paragraphs of this sub-section, the Committee shall have discretion to determine if a Termination of Service has occurred and the date on which it occurred. If any Award under the Plan constitutes Deferred Compensation (as defined in **Section 2.6**), the term Termination of Service shall be interpreted by the Committee in a manner consistent with the definition of "Separation from Service" as defined under Code Section 409A and under Treasury Regulation Section 1.409A-1(h)(ii). For purposes of this Plan, a "Separation from Service" shall have occurred if the employer and Participant reasonably anticipate that no further Services will be performed by the Participant after the date of the Termination of Service (whether as an employee or as an independent contractor) or the level of further Services performed will be less than fifty percent (50%) of the average level of bona fide Services in the thirty-six (36) months immediately preceding the Termination of Service. If a Participant is a "Specified Employee," as defined in Code Section 409A and any payment to be made hereunder shall be determined to be subject to Code Section 409A, then if required by Code Section 409A, the payment or a portion of the payment (to the minimum extent possible) shall be delayed and shall be paid on the first day of the seventh month following Participant's Separation from Service.

(5) With respect to a Participant who is a Director, cessation as a Director will not be deemed to have occurred if the Participant continues as a director emeritus or advisory director. With respect to a Participant who is both an Employee and a Director, termination of employment as an Employee shall not constitute a Termination of Service for purposes of the Plan so long as the Participant continues to provide Service as a Director or director emeritus or advisory director.

"**Voting Securities**" means any securities which ordinarily possess the power to vote in the election of directors without the happening of any pre-condition or contingency.

"**Whole Board**" means the total number of Directors that the Company would have if there were no vacancies on the Board at the time the relevant action or matter is presented to the Board for approval.

Section 8.2

In this Plan, unless otherwise stated or the context otherwise requires, the following uses apply:

(a) Actions permitted under this Plan may be taken at any time and from time to time in the actor's reasonable discretion;

(b) References to a statute shall refer to the statute and any successor statute, and to all regulations promulgated under or implementing the statute or its successor, as in effect at the relevant time;

(c) In computing periods from a specified date to a later specified date, the words "from" and "commencing on" (and the like) mean "from and including," and the words "to," "until" and "ending on" (and the like) mean "to, but excluding";

(d) References to a governmental or quasi-governmental agency, authority or instrumentality shall also refer to a regulatory body that succeeds to the functions of the agency, authority or instrumentality;

(e) Indications of time of day mean New Jersey time;

(f) The word "including" means "including, but not limited to";

(g) All references to sections, schedules and exhibits are to sections, schedules and exhibits in or to this Plan unless otherwise specified;

(h) All words used in this Plan will be construed to be of such gender or number as the circumstances and context require;

(i) The captions and headings of articles, sections, schedules and exhibits appearing in or attached to this Plan have been inserted solely for convenience of reference and shall not be considered a part of this Plan nor shall any of them affect the meaning or interpretation of this Plan or any of its provisions;

(j) Any reference to a document or set of documents in this Plan, and the rights and obligations of the parties under any such documents, shall mean such document or documents as amended from time to time, and any and all modifications, extensions, renewals, substitutions or replacements thereof; and

(k) All accounting terms not specifically defined herein shall be construed in accordance with GAAP.



OceanFirst

OceanFirst Financial Corp.
110 West Front Street
Red Bank, New Jersey 07701
(732) 240-4500

www.oceanfirst.com
NASDAQ: OCFC